SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             RIVIERA HOLDINGS CORPORATION
                                   (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)


                                  769627100
                                (CUSIP Number)

                                EDWIN H. MORGENS
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              September 15, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 161 Pages

*     *     *     *     *

ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 2 ("Amendment") amends the statement on Schedule 13D ("Statement") filed on July 12, 1993 with the Securities and Exchange Commission (the "Commission"), as previously amended by Amendment No. 1 filed with the Commission on April 10, 1997, by persons named in Item 2 of the Statement and Amendment No. 1 relating to the common stock, par value $.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

      Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.

*     *     *     *     *

      Items 6 and 7 are hereby amended and restated as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      None of the persons identified in Item 2 of the Statement and Amendment No. 1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, except (a) to the extent described in Items 2 and 5 of the Statement and Amendment No. 1; (b) to the extent described in the next two paragraphs of this Item 6 and as set forth in Exhibits 1 and 2 to this Amendment; and (c) the Equity Registration Rights Agreement attached as Exhibit C to the Statement.

      On April 1, 1997, Waterfall, on behalf of Morgens Waterfall and the Reporting Persons named in Item 2 of the Statement and Amendment No. 1 who own Common Stock, issued a letter and accompanying attachments (collectively, the "Letter") stating, among other things, that subject to the terms and conditions set forth in the Letter, such Reporting Persons are willing to offer to Allen Paulson or to an entity he controls an option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Elsinore Corporation, a Nevada corporation.

      On September 15, 1997, Morgens Waterfall and the Reporting Persons named in Item 2 of the Statement and Amendment No. 1 who own Common Stock entered into such option agreement (the "Option Agreement") as set forth in the Letter and granted to R&E Gaming Corp., a Delaware Corporation ("Gaming"), an irrevocable option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Elsinore Corporation, a Nevada corporation.

      Concurrently with the execution and delivery of the Option Agreement, Gaming entered into an Agreement and Plan of Merger with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("Acquisition Sub"), and the Issuer, pursuant to which Acquisition Sub shall merge with and into the Issuer upon the terms and conditions set forth therein.




                                Page 2 of 161 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Agreement and Plan of Merger by and Among R&E Gaming Corp., Riviera Acquisition Sub, Inc., and Riviera Holdings Corporation, dated as of September 15, 1997, and schedules and exhibits attached thereto.

EXHIBIT 2 Option and Voting Agreement by and among R&E Gaming Corp., as Purchaser, and Morgens, Waterfall, Vintiadis & Company, Inc., Keyport Life Insurance Company, and SunAmerica Life Insurance Company, on behalf of certain investment accounts, as Sellers dated as of September 15, 1997, and schedules and exhibits attached thereto.












































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



SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                         s/Bruce Waterfall
Dated:  October 20, 1997            By: ___________________________________
                                        John C. "Bruce" Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons







































                                  Page 4 of 161 Pages

======================================================================












                       AGREEMENT AND PLAN OF MERGER

                              by and among

                              R&E GAMING CORP.,
                          RIVIERA ACQUISITION SUB, INC.

                                        and

                           RIVIERA HOLDINGS CORPORATION
                          Dated as of September 15, 1997





















======================================================================




                                Page 5 of 161 Pages

                       AGREEMENT AND PLAN OF MERGER


          THIS AGREEMENT AND PLAN OF MERGER, dated as of September 15, 1997 (the "Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("RAS"), and Riviera Holdings Corporation, a Nevada corporation (the "Company").

           WHEREAS, the respective Boards of Directors of Gaming, RAS and the Company have each approved the transactions contemplated by the terms and conditions set forth in this Agreement;

           WHEREAS, in furtherance thereof, upon the terms and subject to the conditions of this Agreement, (i) RAS would be merged (the "Riviera Merger") with and into the Company, (ii) each share of common stock, par value $.001 per share, of the Company (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (as defined herein) (the "Shares") would, except as otherwise expressly provided herein, be converted into the right to receive the Merger Consideration (as defined herein) and (iii) Riviera Operating Corporation , a Nevada corporation and a wholly owned subsidiary of the Company ("ROC"), will, as a result of the Riviera Merger, become a wholly owned subsidiary of the surviving corporation of the Riviera Merger (the "Surviving Corporation");

           WHEREAS, Gaming and RAS are unwilling to enter into this Agreement unless Gaming, contemporaneously with the execution and delivery of this Agreement, enters into an Option and Voting Agreement (the "Riviera Option Agreement") with Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts ("Morgens Waterfall"), Keyport Life Insurance Company on behalf of a certain investment account ("Keyport"), and SunAmerica Life Insurance Company ("SunAmerica" and, together with Morgens Waterfall and Keyport, the "Option Sellers"), providing for, among other things, (i) the grant by the Option Sellers to Gaming of an option to purchase all of the Shares owned, directly or indirectly, by the Option Sellers and (ii) the agreement by the Option Sellers to cause the Shares owned by them to be present for quorum purposes at any meeting of the stockholders of the Company (the "Company Stockholders") called to vote upon the Riviera Merger, and to vote for the transactions contemplated by this Agreement and against any Alternative Transaction (as defined in Section 4.9(b) hereof) and any other action which may be adverse to the transactions contemplated in this Agreement; and the Board of Directors of the Company (the "Board") has approved the execution and delivery of the Riviera Option Agreement which is being executed contemporaneously with the execution hereof; and

           WHEREAS, the Board has determined that the Riviera Merger and the consideration to be received by the holders of the Shares are fair to, and in the best interests of, the Company and the Company Stockholders.

           NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                Page 6 of 161 Pages

                             ARTICLE  I

                           THE MERGER

           Section 1.1 The Riviera Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, and in accordance with the applicable provisions of Nevada law, RAS shall be merged with and into the Company, whereupon the separate existence of RAS shall cease and the Company shall continue as the Surviving Corporation, and shall be a wholly owned subsidiary of Gaming, and, further, immediately after the Effective Time, ROC shall continue its existence as a wholly owned subsidiary of the Surviving Corporation.

           Section 1.2 Effective Time; Closing. Unless this Agreement shall have been terminated pursuant to Section 6.1 hereof, as soon as practicable after the satisfaction or (if permissible) waiver of the conditions set forth in Article V of this Agreement, the Company will file articles of merger with the Secretary of State of the State of Nevada in accordance with the provisions of Section 92A.005 et seq. of the Nevada Revised Statutes (the "Nevada Merger Law") and make all other filings or recordings required by law in connection with the Riviera Merger. The Riviera Merger shall become effective at such time (the "Effective Time") as the articles of merger are filed with the Secretary of State of the State of Nevada in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes, or such later date as set forth in such filing, but in no event later than April 1, 1998, unless extended as provided in Section 6.1(c) hereof. Prior to such filing, but no later than 30 days after the satisfaction or (if permissible) waiver of the conditions set forth in Article V of this Agreement, a closing (the "Closing") shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Los Angeles, California 90071, or such other place as the parties to this Agreement shall agree, for the purpose of confirming the satisfaction or waiver of the conditions set forth in this Agreement. The date on which the Closing occurs shall be referred to herein as the "Closing Date."

           Section 1.3 Escrow. (a) Contemporaneously with the execution of this Agreement and the Riviera Option Agreement, (a) Gaming and the Company have entered into an Escrow Agreement in substantially the form attached as Exhibit A hereto (the "Escrow Agreement"), with First Trust National Associa-tion, a national association, as escrow agent (the "Escrow Agent"), under which Gaming has deposited with the Escrow Agent, pursuant to the terms of the Escrow Agreement, such amount in cash or irrevocable letters of credit (the "Escrow Consideration"), containing terms reasonably acceptable to the Company, as set forth in the Escrow Agreement and (b) Gaming will cause to be issued irrevocable letters of credit in accordance with the terms of the Riviera Option Agreement.

                                Page 7 of 161 Pages

           (b) Contemporaneously with the execution of this Agreement and the Riviera Option Agreement, Gaming will cause to be issued an irrevocable letter of credit in accordance with the terms of the Riviera Option Agreement.

           Section 1.4 Effects of the Riviera Merger. The Riviera Merger shall have the effects set forth in the Nevada Merger Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of a public as well as of a private nature, and the title to any real estate vested by deed or otherwise in the Company and RAS shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and RAS shall become the debts, liabilities and duties of the Surviving Corporation.

           Section 1.5 Articles of Incorporation and Bylaws. (a) The Articles of Incorporation of RAS in effect immediately prior to the Effective Time, attached hereto as Exhibit B, shall be the Articles of Incorporation of the Surviving Corporation (the "Surviving Corporation Articles of Incorpora-tion"), until amended in accordance with Nevada law, except that Article I thereof shall be amended to read in its entirety as follows: "The name of the corporation shall be Riviera Holdings Corporation."

           (b) The Bylaws of RAS in effect at the Effective Time, attached hereto as Exhibit C, shall be the Bylaws of the Surviving Corporation (the "Surviving Corporation Bylaws"), until amended in accordance with Nevada law and the Surviving Corporation Articles of Incorporation.

           Section 1.6 Directors. The directors of the Company at the Effective Time, and, subject to the requirements of Gaming Laws (as defined herein), any additional individuals designated by Gaming at or prior to the Effective Time, shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Surviving Corporation Articles of Incorporation and the Surviving Corporation Bylaws and until his or her successor is duly elected and qualified.

           Section 1.7 Officers. The officers of the Company at the Effective Time, and, subject to the requirements of Gaming Laws, any additional individuals designated by Gaming at or prior to the Effective Time, shall be the initial officers of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Surviving Corporation Articles of Incorporation and the Surviving Corporation Bylaws and until his or her successor is duly appointed and qualified.

           Section 1.8 Consideration for the Merger. At the Effective Time, by virtue of the Riviera Merger and without any action on the part of Gaming, RAS, the Company or the holder of any of the following securities:

           (a) Each Share (other than Shares to be cancelled pursuant to Section 1.8(b) hereof) shall be converted into and represent the right to receive the Merger Consideration (as defined below). From and after the Effective Time, all Shares shall no longer be outstanding and shall

                                Page 8 of 161 Pages
automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any of the Shares (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable to the holder thereof, without interest, upon surrender of such Certificate in the manner provided in Section 1.9 hereof.
As used herein, "Merger Consideration" means the amount of $15.00 in cash per Share, plus an amount of additional consideration (the "Additional Consideration") equal to the daily portion of the accrual on $15.00 at 7% compounded annually, accruing from June 1, 1997 to the Effective Time; provided, that the Merger Consideration paid to each Option Seller shall be reduced by the amount of Additional Consideration paid to such Option Seller pursuant to Section 1.2(b) of the Riviera Option Agreement. It being understood that, assuming consummation of the Riviera Merger, the proviso in the preceding sentence shall have the effect of causing the consideration per Share to be received hereunder and under the Riviera Option Agreement by the Option Sellers from Gaming on account of the Shares owned by the Option Sellers to be equal to the consideration per Share received by the Company Stockholders (other than the Option Sellers) hereunder from Gaming on account of the Shares owned by the Company Stockholders (other than the Option Sellers). Each of Gaming and RAS represents and warrants that the Merger Consideration to be received hereunder by the Option Sellers for each Share owned by the Option Sellers and any other consideration paid by Gaming or RAS to the Option Sellers for such Shares (but excluding consideration paid under the Riviera Option Agreement) shall be equal to the Merger Consideration received by the other holders of Shares.

           (b) Each Share owned by Gaming, RAS or their stockholders or affiliates (the "Paulson Shares"), or which is held in the treasury of the Company or any of its subsidiaries, shall be cancelled and retired and shall cease to exist, and no payment of any consideration shall be made with respect thereto.

           (c) Each share of capital stock of RAS issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

           Section 1.9 Exchange of Shares. (a) At or prior to the Effective Time, Gaming shall designate a bank or trust company reasonably acceptable to the Company to serve as exchange agent (the "Exchange Agent") for the Shares. As soon as reasonably practicable after the Effective Time, Gaming shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Certificates, cash or immediately available funds in United States dollars in an amount that equals the aggregate Merger Consideration. Such funds (the "Payment Fund") shall be invested by the Exchange Agent as directed by Gaming in obligations of or obligations guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or bankers acceptances of commercial banks with capital exceeding $500 million; provided, however, that in the event that the Payment

                                Page 9 of 161 Pages

Fund shall realize a loss on such investment, Gaming shall promptly thereafter deposit in the Payment Fund cash in an amount sufficient to enable the Payment Fund to satisfy all remaining obligations originally contemplated to be paid out of the Payment Fund.

           (b) Promptly after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to mail to each record holder of outstanding Certificates as of the Effective Time, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that such holder has the right to receive under this Article I, and such Certificate shall forthwith be cancelled. If payment (or any portion thereof) is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this
Section 1.9, each Certificate (other than Certificates representing Shares to be cancelled pursuant to Section 1.8(b) hereof) shall represent, for all purposes, the right to receive the Merger Consideration multiplied by the number of Shares previously evidenced by such Certificate, without any interest thereon.

           (c) All cash paid upon the surrender of the Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I, except as otherwise provided by Nevada law.

           (d) At any time following the date six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that have been made available to the Exchange Agent and that have not been disbursed to holders of Certificates and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving

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




Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

           Section 1.10     Company Plans.   (a)  At the Effective Time, each
outstanding option (an "Employee Option"), issued, awarded or granted pursuant to the Company's 1993 Stock Option Plan, as in effect on the date hereof (the "Company Plan"), to purchase shares of Common Stock shall be cancelled, and the Surviving Corporation shall pay to each holder of a cancelled Employee Option an amount in cash (less applicable withholding Taxes, as defined in Section 2.12 hereof) equal to the product of (i) the number of shares of Common Stock previously subject to such Employee Option, on the basis of full vesting, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock previously subject to such Employee Option.

           (b) At the Effective Time, each outstanding option (a "Directors' Option"), issued, awarded or granted pursuant to the Company's Nonqualified Stock Options Plan For Non-Employee Directors, as in effect on the date hereof ("Directors' Plan"), to purchase shares of Common Stock shall be cancelled and the Surviving Corporation shall pay to each holder of a cancelled Directors' Option an amount in cash equal to the product of (i) the number of shares of Common Stock previously subject to such Directors' Option, on the basis of full vesting, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock previously subject to such Directors' Option.

           (c) At the Effective Time, each Share issued pursuant to the Company's Employee Stock Purchase Plan, as in effect on the date hereof (the "Company Stock Plan"), shall be cancelled, and the Surviving Corporation shall pay to each owner of each Share issued pursuant to the Company Stock Plan an amount in cash equal to (A) the product of (i) the number of such Shares issued pursuant to the Company Stock Plan owned by such person, and (ii) the Merger Consideration per Share, less (B) any unpaid balance of any loans by the Company to any such owner.

           (d) At the Effective Time, each Share issued pursuant to the Company's Stock Compensation Plan for Directors Serving on the Compensation Committee, as in effect on the date hereof (the "Compensation Committee Plan"), shall be cancelled, and the Surviving Corporation shall pay to each owner of each Share issued pursuant to the Compensation Committee Plan an amount in cash equal to (A) the product of (i) the number of such shares of Common Stock issued pursuant to the Compensation Committee Plan on the basis of full vesting owned by such person, and (ii) the Merger Consideration per Share less (B) any unpaid balance of any loans by the Company to any such owner.

           (e) A listing of all outstanding options, warrants or other rights to acquire shares of Common Stock or other equity interests of the Company and its subsidiaries as of June 30, 1997, showing what portions of

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



such stock options, warrants or other rights are exercisable as of the dates upon which such stock options, warrants or other rights expire, and the exercise price of such stock options, warrants or other rights, is set forth in Schedule 1.10 hereto.

           Section 1.11 Stockholders' Meeting. The Company, acting through the Board, shall, in accordance with applicable law, the Amended and Restated Articles of Incorporation of the Company in effect on the date hereof (the "Company Articles of Incorporation") and the Bylaws of the Company in effect on the date hereof (the "Company Bylaws"), as soon as practicable following the date hereof:

           (a) duly call, give notice of, convene and hold an annual or special meeting of the Company Stockholders (the "Stockholders' Meeting") for the purpose of approving and adopting this Agreement and the transactions contemplated hereby;

           (b) subject to the fiduciary duties of the Board under applicable law, recommend that the Company Stockholders vote in favor of approving and adopting this Agreement and the transactions contemplated hereby; and

           (c) subject to the fiduciary duties of the Board under applicable law, use its reasonable best efforts to obtain the necessary approvals by the Company Stockholders of this Agreement and the transactions contemplated hereby.

                           ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

           The Company represents and warrants to Gaming as follows:

           Section 2.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined herein). When used in this Agreement, the term "Company Material Adverse Effect" means any change or effect that would (i) be materially adverse to the business, results of operations, or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) impair the ability of the Company to consummate the transactions contemplated hereby.

           (b) Each of the Company and its subsidiaries is duly qualified or licensed (excluding gaming and liquor licenses, which are covered by Section 2.5 hereof) and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the


                                Page 12 of 161 Pages
business conducted by it makes such qualification or licensing necessary, and to perform all of its obligations under any contract under which the Company or any of its subsidiaries (a) has or may acquire any rights, (b) has or may become subject to any obligation or liability or (c) is or may, or any of the assets used or owned by it are or may, become bound, except where the failure to be so duly qualified or licensed and in good standing or to effect such performance would not, individually or in the aggregate, have a Company Material Adverse Effect.

           (c) The Company has heretofore furnished or made available to Gaming complete and correct copies of the Company Articles of Incorporation and the Company Bylaws and the equivalent organizational documents of each of its subsidiaries, each as amended to the date hereof. The Company Articles of Incorporation, the Company Bylaws and equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws, and no subsidiary of the Company is in violation of any of the provisions of such subsidiary's equivalent organizational documents. The organizational documents of the subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control such subsidiaries.

           (d) The Company has heretofore furnished or made available to Gaming a complete and correct list of the subsidiaries of the Company, which list sets forth the amount of capital stock of or other equity interests in such subsidiaries owned by the Company, directly or indirectly.

           Section 2.2 Capitalization of the Company and its Subsidiaries. The authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock of which, as of July 31, 1997, 4,910,880 shares of Common Stock were issued and outstanding. All outstanding shares of capital stock of the Company have been validly issued, and are fully paid, nonassessable and free of preemptive rights. Set forth in Schedule 2.2(a) are all outstanding options, warrants, or other rights to purchase Riviera Stock. Except as set forth above or in Schedule 2.2, and except as a result of the exercise of Employee Options, Directors' Options and such rights under the Company Stock Plan and the Compensation Committee Plan outstanding as of July 31, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options, subscriptions, warrants, convertible securities, calls or other rights to acquire from the Company, and no obligation of the Company to issue, deliver or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, performance shares, interests in the ownership or earnings of the Company or other similar rights issued by the Company (collectively, "Company Securities"). Except as set forth on Schedule 2.2 hereto, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth on Schedule 2.2 hereto, each of the outstanding shares of capital stock of each of the Company's subsidiaries

                                Page 13 of 161 Pages
is duly authorized, validly issued, fully paid and nonassessable and is directly or indirectly owned by the Company, free and clear of all security interests, liens, claims, pledges, charges, voting agreements or other encumbrances of any nature whatsoever (collectively, "Liens"). Except as set forth on Schedules 1.10 and 2.2 hereto, there are no existing options, calls or commitments of any character relating to the issued or unissued capital stock or other equity securities of any subsidiary of the Company.

           Section 2.3 Power and Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of this Agreement by the Company Stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to approval of this Agreement by the Company Stockholders. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Gaming and RAS, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally (collectively, the "Bankruptcy Exceptions") and subject to the general principles of equity.

           Section 2.4 Approval of Options. The Company has taken all action necessary to authorize and approve the grant of options to acquire Shares pursuant to the Riviera Option Agreement and the sale of such Shares upon the exercise of such options.

           Section 2.5 Compliance. (a) Except as set forth in Schedule 2.5(a), since January 1, 1994, the Company, its subsidiaries and affiliates and their respective officers or directors or, to the best knowledge of the Company, their respective agents or employees (if any), have been and are in compliance with all applicable laws and regulations of foreign, Federal, state and local governmental authorities applicable to the businesses conducted by any of the Company and its subsidiaries (including without limitation any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, decree, injunction or other authorization governing or relating to the current or contemplated casino, liquor related activities and gaming activities and operations, including, without limitation, the Nevada Gaming Control Act, as amended (the "Nevada Act"), and the rules and regulations promulgated thereunder, or applicable to the properties owned or leased and used by the Company or its subsidiaries (collectively, "Gaming Laws")), and neither the Company, nor, to the best knowledge of the Company, any of its subsidiaries or affiliates, is aware of any claim of violation, or of any actual violation, of any such laws and regulations, by the Company or any of its subsidiaries, except where such failure or violation (whether actual or claimed) would not have a Company Material Adverse Effect. None of the Company or its subsidiaries, any employee, officer, director or stockholder or, to the best knowledge of the Company or affiliate thereof, has received any written claim,

                                Page 14 of 161 Pages
demand, notice, complaint, court order or administrative order from any governmental authority since January 1, 1994, asserting that a license of it or them, as applicable, under any Gaming Laws should be revoked or suspended. The Company, based upon its current operations, is not obligated to file any documents under the Indian Gaming Regulatory Act.

           (b) Except as set forth in Schedule 2.5(b), since January 1, 1994, each of the Company and its subsidiaries has and currently possesses, and is current on all fees with regard to, all franchises, certificates, licenses, permits and other authorizations from any governmental authorities and all patents, trademarks, service marks, trade names, copyrights, licenses and other rights that are necessary to each of the Company and its subsidiaries for the present ownership, maintenance and operation of its business, properties and assets (including without limitation all gaming and liquor licenses), except where the failure to possess such franchises, certificates, licenses, permits, and other authorizations, patents, trademarks, service marks, trade names, copyrights, licenses and other rights (other than those required to be obtained from the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the Clark County Liquor and Gaming Licensing Board (the "CCB"), and the City of Las Vegas ("Las Vegas") (the Gaming Commission, the Control Board, the CCB, and Las Vegas are collectively referred to as the "Gaming Authori-ties"), including approvals under the Gaming Laws) would not have a Company Material Adverse Effect; and none of the Company and its subsidiaries is in violation of any thereof, except where such violation would not have a Company Material Adverse Effect.

           (c) Since January 1, 1994, neither the Company nor any of its subsidiaries is in violation of, or has violated (with or without notice or lapse of time), any applicable provisions of (i) any laws, rules, statutes, orders, ordinances or regulations, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligations to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, which, individually or in the aggregate, would have a Company Material Adverse Effect.

           (d) Except as set forth in Schedule 2.5(d), since January 1, 1994: (i) the Company and each of its subsidiaries is, and has been, in full compliance with all of the terms and requirements of each award, decision, injunction, judgment, order, ruling, subpoena, or verdict (each, an "Order") entered, issued, made, or rendered by any court, administrative agency, or other governmental entity, officer or authority or by any arbitrator to which it, or any of the assets owned or used by it, is or has been subject, and (ii) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is subject, except where such non-compliance, violation or failure to comply would not have a Company Material Adverse Effect.

                                Page 15 of 161 Pages

           (e) Neither the Company nor any of its subsidiaries has received, at any time since January 1, 1994, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is or has been subject and which would have a Company Material Adverse Effect.

           (f) No investigation or review by any government entity, officer or authority with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any government entity, officer or authority indicated an intention to conduct the same, other than, in each case, those which would not have a Company Material Adverse Effect.

           Section 2.6     Non-Contravention; Required Filings and Consents.
(a) Except as set forth in Schedule 2.6 hereto and as contemplated by Section 2.6(b), the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Riviera Option Agreement and the Riviera Merger) do not and will not (i) contravene or conflict with the Company Articles of Incorporation or the Company Bylaws or the equivalent organizational documents of any of its subsidiaries or any resolution adopted by the Board or the Company Stockholders or the board of directors or stockholders of any of the Company's subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Compa-ny, any of its subsidiaries or any of their respective properties, (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental entity, official or authority right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization that is held by the Company or any of its subsidiaries, or that otherwise relates to the business of, or any of the assets owned by, the Company or any of its subsidiaries, (iv) conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation, or loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any agreement, contract, license or other instrument binding upon the Company, any of its subsidiaries or any of their respective properties, or allow the acceleration of the performance of, any obligation of the Company or any of its subsidiaries under any indenture, mortgage, deed of trust, lease, license, contract, instrument or other agreement to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective assets or properties is subject or bound, or (v) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries, except in the case of clauses (i), (ii), (iii) and
(iv) for any such contraventions, conflicts, violations, breaches, terminations, defaults, cancellations, losses, accelerations and Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect or be reasonably expected to prevent the consummation by the Company of the transactions contemplated by this Agreement.

                                Page 16 of 161 Pages

           (b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Riviera Option Agreement, the Escrow Agreement and the Riviera Merger) by the Company require no action by or in respect of, or filing with, any governmental entity, official or authority (either domestic or foreign) other than (i) the filing of articles of merger in accordance with the Nevada Merger Law, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and state securities, takeover and Blue Sky laws, (iv) obtaining all necessary gaming approvals, including those required by the Gaming Authorities, including approvals under the Gaming Laws, and (v) such additional actions or filings which, if not taken or made, would not, individually or in the aggregate, have a Company Material Adverse Effect or be reasonably expected to prevent the consummation by the Company of the transactions contemplated by this Agreement.

           Section 2.7 SEC Reports. (a) The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since January 1, 1994. The Company has made available to Gaming, in the form filed with the SEC, the Company's (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, 1995 and 1994, (ii) all Quarterly Reports on Form 10-Q filed by the Company with the SEC since January 1, 1994, (iii) all proxy statements relating to meetings of the Company's stockholders since January 1, 1994 and (iv) all Current Reports on Form 8-K and registration statements filed by the Company with the SEC since January 1, 1994 (collectively and as amended as required, the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the Exchange Act, each as in effect on the dates such SEC Reports were filed. As of their respective dates, none of the SEC Reports, including, without limitation, any financial statements or schedules included therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary of the Company is required, as of the date hereof, to file any form, report, or other document with the SEC under Section 12 of the Exchange Act. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the SEC Reports fairly present, in all material respects, in conformity with GAAP (as defined in Section 4.11 of this Agreement) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The Company has heretofore made available or promptly will make available to Gaming a complete and correct copy of any amendments or modifications, which are required to be filed with the SEC but have not yet been filed with the SEC, to the SEC Reports.

                                Page 17 of 161 Pages

           (b) Except as set forth in Schedule 2.7(b) hereto, the Company and its subsidiaries have no liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities set forth in the audited balance sheet of the Company dated December 31, 1996 or on the notes thereto, contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) liabilities incurred in the ordinary course of business consistent with past practice since January 1, 1997 and
(iii) liabilities which would not, individually or in the aggregate, have a Company Material Adverse Effect.

           Section 2.8     Absence of Certain Changes.  Except as set forth in
Schedule 2.8 hereto, since January 1, 1997, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course, and there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, (ii) any incurrence, assumption or guarantees by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business, (iii) any making of any loan, advance or capital contributions to, or investments in, any other person, (iv) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (v) (x) any granting by the Company or any of its subsidiaries to any officer of the Company or any of its subsidiaries of any increase in compensation, except in the ordinary course of business (including in connection with promotions) consistent with past practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the SEC Reports filed and publicly available prior to the date of this Agreement, (y) any granting by the Company or any of its subsidiaries to any such officer of any increase in severance or termination pay, except as part of a standard employment package to any person promoted or hired, or as was required under employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the SEC Reports filed or (z) except termination arrangements in the ordinary course of business consistent with past practice with employees other than any executive officer of the Company, any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such officer, (vi) any damage, destruction or loss, whether or not covered by insurance, that would be expected to have a Company Material Adverse Effect, (vii) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to any of their assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries or any contract or other right, in either case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement, (viii) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles or (ix) any other change which would have a Company Material Adverse Effect.

                                Page 18 of 161 Pages

           Section 2.9 Proxy Statement. The proxy or information statement or similar materials distributed to the Company's Stockholders in connection with the Riviera Merger, including any amendments or supplements thereto (the "Proxy Statement"), shall not, at the time filed with the SEC, at the time mailed to the Company Stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by Gaming specifically for use in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

           Section 2.10 No Brokers. Except for the engagement of Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), pursuant to an engagement letter, a copy of which has previously been delivered to Gaming, the fees and expenses of such engagement will be paid by the Company, the Company has not employed any broker, finder or financial advisor or incurred any liability for any brokerage fees, commissions, finders' or financial advisory fees in connection with the transactions contemplated hereby. No amendment has been or shall be made to the Company's agreement with Ladenburg that would increase the amount of fees or other compensation required thereunder.

           Section 2.11     Absence of Litigation.  Except as disclosed in
Schedule 2.11 hereto, since January 1, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of the Company, threatened against, the Company or any of its subsidiaries or any of their respective properties or the Board before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which, individually or in the aggregate, would have a Company Material Adverse Effect. Except as disclosed in Schedule 2.11 hereto, since January 1, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of the Company, threatened against, the Company or any of its subsidiaries or any of their respective properties or the Board before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which (i) challenges or seeks to prevent, enjoin, alter or delay the Riviera Merger or any of the other transactions contemplated hereby or (ii) alleges any criminal action or inaction. Except as disclosed in Schedule 2.11 hereto, since January 1, 1997, neither the Company nor any of its subsidiaries nor any of their respective properties has been subject to any order, writ, judgment, injunction, decree, determination or award having, or which would have a Company Material Adverse Effect or which would prevent or delay the consummation of the transactions contemplated hereby.

           Section 2.12 Taxes. Except as set forth in Schedule 2.12 hereto, (a) the Company and its subsidiaries have filed, been included in or sent, all material returns, material declarations and reports and information

                                Page 19 of 161 Pages
returns and statements required to be filed or sent by or relating to any of them relating to any Taxes (as defined herein) with respect to any material income, properties or operations of the Company or any of its subsidiaries (collectively, "Returns"); (b) as of the time of filing, the Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its subsidiaries and any other material information required to be shown therein; (c) the Company and its subsidiaries have timely paid or made provision for all material Taxes that have been shown as due and payable on the Returns that have been filed; (d) the Company and its subsidiaries have made or will make provision for all material Taxes payable for any periods that end before the Effective Time for which no Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such Taxes are attributable to the portion of any such period ending at the Effective Time; (e) the charges, accruals and reserves for Taxes reflected on the books of the Company and its subsidiaries are adequate under generally accepted accounting principles to cover the Tax liabilities accruing or payable by the Company and its subsidiaries; (f) neither the Company nor any of its subsidiaries is delinquent in the payment of any material Taxes or has requested any extension of time within which to file or send any material Return (other than extensions granted to the Company for the filing of its Returns as set forth in Schedule 2.12), which Return has not since been filed or sent; (g) no material deficiency for any Taxes has been proposed, asserted or assessed in writing against the Company or any of its subsidiaries other than those Taxes being contested in good faith by appropriate proceedings and set forth in Schedule 2.12 (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question); (h) neither the Company nor any of its subsidiaries has granted any extension of the limitation period applicable to any material Tax claims other than those Taxes being contested in good faith by appropriate proceedings; and (i) neither the Company nor any of its subsidiaries is subject to liability for Taxes of any person (other than the Company or its subsidiaries).

           For purposes of this Agreement, "Tax" or "Taxes" means all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority. "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes.

           Section 2.13 Employee Benefits. (a) Schedule 2.13(a) hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, dental, life, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension, savings or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single

                                Page 20 of 161 Pages
employer" within the meaning of section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of any employee or terminated employee of the Company or any ERISA Affiliate (the "Plans").
Schedule 2.13(a) hereto identifies each of the Plans that is an "employee benefit plan," as that term is defined in section 3(3) of ERISA (the "ERISA Plans"). Neither the Company nor any ERISA Affiliate has ever maintained, administered, contributed to or had any contingent liability with respect to any employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code, other than the multiemployer plans (as defined in Section 3(37)(A) of ERISA) which are identified on Schedule 2.13(a) hereto.

           (b) With respect to each Plan, the Company has heretofore delivered or made available to Gaming true and complete copies of each of the following documents (to the extent applicable):

                (i)     a copy thereof;

                (ii) a copy of the most recent annual report and actuarial report, if required under ERISA, and the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions;

                (iii) a copy of the most recent actuarial report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 106, Employer's Accounting for Non-Pension Postretirement Benefits;

                (iv)     a copy of the most recent Summary Plan Description;

                (v) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and

                (vi) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

           (c) Neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA, including any "withdrawal liability" (within the meaning of Section 4201 of ERISA) with respect to any Benefit Plan, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring a material liability under such Title.

           (d) Neither the Company nor any ERISA Affiliate, nor, to the knowledge of the Company, any ERISA Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any ERISA Affiliate, any ERISA Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any ERISA Plan or any such trust would be subject to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a Tax imposed pursuant to section 4975 or 4976 of the Code, except for such penalties and Taxes which would not, individually or in the aggregate, have a Company Material Adverse Effect.

                                Page 21 of 161 Pages

           (e) All contributions required to be made with respect to any ERISA Plan (whether pursuant to the terms of any ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

           (f) To the knowledge of the Company, each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code except where such noncompliance would not be expected to have a Company Material Adverse Effect.

           (g) Each ERISA Plan intended to be "qualified" within the meaning of section 401(a) of the Code has been drafted with the intention to be so qualified and has received a favorable determination letter from the Internal Revenue Service on or before the date hereof.

           (h) To the Company's knowledge, except as reasonably estimated and as set forth in Schedule 2.13(h), no amounts payable under the Plans as a result of the consummation of the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by application of section 280G of the Code.

           (i) Except as set forth on Schedule 2.13(i) hereto, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law or (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in section 3(2) of ERISA).

           (j) Except as provided in Schedule 2.13(j) hereto, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

           (k) There are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

           (l) The Company has reserved the right to amend or terminate any Plan which is a welfare benefit plan, as that term is defined in section 3(l) of ERISA.

           Section 2.14 Intellectual Property. Except as disclosed in the SEC Reports filed prior to the date of this Agreement or as set forth in
Schedule 2.14 hereto, the Company and each of its subsidiaries owns, or is licensed or has the right to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) used in or necessary for the

                                Page 22 of 161 Pages
conduct of its business substantially as currently conducted, to the knowledge of the Company, the use of any Intellectual Property by the Company and its subsidiaries does not infringe on or otherwise violate the rights of any person; and, to the knowledge of the Company, no person is challenging, infringing on or otherwise violating any right of the Company or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company and its subsidiaries, except in each case for such infringements or failures to own or be licensed as would not, individually or in the aggregate, have a Company Material Adverse Effect. For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin, the goodwill associated with the foregoing and any registration in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

           Section 2.15     Material Contracts.  Except as set forth in
Schedule 2.15 hereto, there are no (i) agreements of the Company or any of its subsidiaries containing an unexpired covenant not to compete or similar restriction applying to the Company or any of its subsidiaries, (ii) interest rate, currency or commodity hedging, swap or similar derivative transactions to which the Company or any of its subsidiaries is a party nor (iii) other contracts or amendments thereto that would be required to be filed and have not been filed as an exhibit to a Form 10-K filed by the Company with the SEC as of the date of this Agreement (collectively, the "Material Contracts"). Assuming each Material Contract constitutes a valid and binding obligation of each other party thereto, each Material Contract is a valid and binding obligation of the Company or a subsidiary of the Company, as the case may be. To the Company's knowledge, each Material Contract is a valid and binding obligation of each other party thereto, and each such Material Contract is in full force and effect and is enforceable by the Company or its subsidiaries in accordance with its terms, except as such enforcement may be limited by the Bankruptcy Exceptions and subject to the general principles of equity. There are no existing defaults (or circumstances or events that, with the giving of notice or lapse of time or both would become defaults) of the Company or any of its subsidiaries (or, to the knowledge of the Company, any other party thereto) under any of the Material Contracts except for defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

                                Page 23 of 161 Pages

           Section 2.16 Insurance. The Company and its subsidiaries have obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is consistent with industry practice for companies
(i) engaged in similar businesses and (ii) of at least similar size to that of the Company and its Subsidiaries, and has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of the activities of the Company or its subsidiaries or any of any properties owned, occupied or controlled by the Company or its subsidiaries, in such amount as reasonably deemed necessary by the Company or its subsidiaries. Schedule 2.16 hereto sets forth a complete and correct list of all material insurance policies (including a brief summary of the nature and terms thereof and any amounts paid or payable to the Company or any of its subsidiaries thereunder) providing coverage in favor of the Company or any of its subsidiaries or any of their respective properties. Each such policy is in full force and effect, no notice of termination, cancellation or reservation of rights has been received with respect to any such policy, there is no default with respect to any provision contained in any such policy, and there has not been any failure to give any notice or present any claim under any such policy in a timely fashion or in the manner or detail required by any such policy, except for any such failures to be in full force and effect, any such terminations, cancellations, reservations or defaults, or any such failures to give notice or present claims which would not, individually or in the aggregate, have a Company Material Adverse Effect.

           Section 2.17 Labor Matters. (a) Except as set forth in Sched-ule 2.17(a) hereto, neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its subsidiaries, no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries and the Company has no knowledge of any material activities or proceedings (i) involving any unorganized employees of the Company or its subsidiaries seeking to certify a collective bargaining unit or (ii) of any labor union to organize any of the employees of the Company or its subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its subsidiaries pending or, to the Company's knowledge, threatened which may interfere with the respective business activities of the Company or any of its subsidiaries, except where such dispute, strike or work stoppage would not have a Company Material Adverse Effect.

           (b) Except as set forth in Schedule 2.17(b) hereto, the Company and each of its subsidiaries have paid in full, or fully accrued for in their financial statements, all wages, salaries, commissions, bonuses, severance payments, vacation payments, holiday pay, sick pay, pay in lieu of compensatory time and other compensation due or to become due to all current and former employees of the Company and each Subsidiary for all services performed by any of them on or prior to the date hereof. The Company and its subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations relating to the employment of labor, including without limitation, laws, rules and regulations relating to payment

                                Page 24 of 161 Pages
of wages, employment and employment practices, terms and conditions of employment, hours, immigration, discrimination, child labor, occupational health and safety, collective bargaining and the payment and withholding of Taxes and other sums required by governmental authorities.

           Section 2.18 Real Property. Schedule 2.18 hereto identifies all real property owned, leased or used by the Company or its subsidiaries in the conduct of its business. Except as set forth in Schedule 2.18, the Company and each of its subsidiaries have good and marketable title to all of their properties and assets, free and clear of all Liens, except for those disclosed in the financial statements and except Liens for taxes not yet due and payable and such Liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Company Material Adverse Effect; and all leases pursuant to which the Company or any of its subsidiaries lease from others real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such subsidiary has not taken adequate steps to prevent such a default from occurring) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event, would not have a Company Material Adverse Effect.

           Section 2.19 Environmental Matters. (a) Except as set forth on Schedule 2.19(a) (i) the Company and its subsidiaries are in compliance with all Environmental Laws (as defined herein), except where the failure to be in compliance would not have a Company Material Adverse Effect, and (ii) to the best knowledge of the Company, there are not, with respect to the Company or any of its subsidiaries, any past violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, contractual obligations or other legal requirements that may give rise to any liability, cost or expense under any Environmental Laws, which liabilities, costs or expenses, either individually or in the aggregate, would have a Company Material Adverse Effect.

           (b) As used in this Section 2.19, the term "Environmental Laws" means the applicable common law and all applicable Federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of, or exposure to, chemicals, pollutants, contaminants, asbestos-containing materials or industrial, toxic or hazardous substances or wastes into the environment, as well as all applicable authorizations or codes, decrees, injunctions, judgments, licenses, orders, permits or regulations in effect thereunder.

           Section 2.20 Representations Complete. None of the representations or warranties made by the Company herein or in any Schedule or

                                Page 25 of 161 Pages

Exhibit hereto contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time any material fact or necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

                           ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF GAMING AND RAS

           Each of Gaming and RAS represents and warrants to the Company as follows:

           Section 3.1 Organization; Power and Authority. Each of Gaming and RAS is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Gaming Material Adverse Effect (as defined herein). When used in this Agreement, the term "Gaming Material Adverse Effect" means any change or effect that would (i) be materially adverse to the business, results of operations, or financial condition of Gaming and RAS and their subsidiaries, taken as a whole, or (ii) impair the ability of Gaming and RAS to consummate the transactions contemplated hereby. Each of Gaming and RAS has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Gaming and RAS and by the sole stockholder of each of Gaming and RAS, and no other corporate proceedings on the part of Gaming or RAS are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by each of Gaming and RAS and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a legal, valid and binding agreement of each of Gaming and RAS, enforceable against each of Gaming and RAS in accordance with its terms, except as such enforcement may be limited by the Bankruptcy Exceptions and subject to the general principles of equity.

           Section 3.2     Non-Contravention; Required Filings and Consents.
(a) Except as set forth on Schedule 3.2(a) hereto, the execution, delivery and performance by each of Gaming and RAS of this Agreement and the consumma-tion of the transactions contemplated hereby (including, without limitation, the Riviera Option Agreement, the Escrow Agreement and the Riviera Merger) do not and will not: (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Gaming or the equivalent organizational documents of RAS, or any resolution adopted by the board of directors or stockholders of Gaming or RAS, (ii) assuming that all consents, authorizations and approvals contemplated by subsection (b) below have been obtained and all filings described therein have been made, contravene or conflict with or constitute a


                                Page 26 of 161 Pages
violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Gaming or to RAS or any of their respective properties, (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental entity, official or authority right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization that is held by Gaming or RAS or that otherwise relates to the business of, or any of the assets owned by Gaming or RAS, (iv) conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation, or loss of any benefit to which either Gaming or RAS is entitled under any provision of any agreement, contract, license or other instrument binding upon either Gaming or RAS, or allow the acceleration of the performance of, any obligation of either Gaming or RAS under any other agreement to which Gaming or RAS is a party or by which Gaming or RAS is subject or bound, or (v) result in the creation or imposition of any Lien on any asset of Gaming or RAS, except in the case of clauses (ii), (iii) and (iv) for any such contraventions, conflicts, violations, breaches, terminations, defaults, cancellations, losses, accelerations and Liens which would not individually or in the aggregate have a Gaming Material Adverse Effect or be reasonably expected to prevent the consummation by Gaming or by RAS of the transactions contemplated by this Agreement.

           (b) The execution, delivery and performance by Gaming and by RAS of this Agreement and the consummation of the transactions contemplated hereby (including the Riviera Option Agreement, the Escrow Agreement and the Riviera Merger) by Gaming and by RAS require no action by or in respect of, or filing with, any governmental entity, official or authority (either domestic or foreign), other than: (i) the filing of Articles of Merger in accordance with the Nevada Merger Law; (ii) compliance with any applicable requirements of the HSR Act; (iii) compliance with any applicable requirements of the Exchange Act and state securities, takeover and Blue Sky laws; (iv) obtaining all necessary gaming approvals, including those required by the Gaming Authorities, including, without limitation, approvals under the Gaming Laws, if any; and (v) such additional actions or filings which, if not taken or made, would not individually or in the aggregate have a Gaming Material Adverse Effect or be reasonably expected to prevent the consummation by Gaming or by RAS of the transactions contemplated by this Agreement.

           Section 3.3 Absence of Litigation. Since January 1, 1997, there has not been any action, suit, claim, investigation or proceeding pending against, or to the knowledge of Gaming or RAS, threatened against, Gaming or RAS or any of their subsidiaries or any of their respective properties, or their respective boards of directors, before any court or arbitrator or any administrative, regulatory or governmental body, or any agency or official which, individually or in the aggregate, would have a Gaming Material Adverse Effect. Since January 1, 1997, neither Gaming nor RAS nor any of their subsidiaries nor any of their respective properties has been subject to any order, writ, judgment, injunction, decree, determination or award having, or which would have, a Gaming Material Adverse Effect or which would prevent or delay the consummation of the transactions contemplated hereby.


                                Page 27 of 161 Pages

           Section 3.4 Proxy Statement. None of the information provided by Gaming specifically for use in the Proxy Statement shall, at the time filed with the SEC, at the time mailed to the Company Stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

           Section 3.5 No Prior Activities. Since the date of its incorporation, neither Gaming nor RAS has engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

           Section 3.6 No Brokers. Except for Jefferies & Co., Inc. neither Gaming nor RAS has employed any broker or finder, nor has it incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

           Section 3.7 Capitalization of Gaming. On the Closing Date and at the Effective Time, Gaming will have cash or immediately available funds in an amount not less than the sum of (i) the aggregate amount of Merger Consideration to be paid hereunder and (ii) the aggregate amount to be paid at the Effective Time pursuant to Section 1.10 hereof.

           Section 3.8 Representations Complete. None of the representations or warranties made by either Gaming or RAS herein or any Exhibit hereto contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time any material fact necessary in order to make the statements contained herein, in light of the circumstances under which they are made, not misleading.

                                ARTICLE IV

                                COVENANTS

           Section 4.1 Conduct of Business of the Company. Except as otherwise expressly provided in this Agreement, during the period from the date hereof to the Effective Time, the Company and its subsidiaries will each conduct their respective operations according to its ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, and others having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, or as set forth in Schedule 4.1 hereto, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Gaming:

           (a) amend its Articles of Incorporation or Bylaws or other comparable organizational documents;

                                Page 28 of 161 Pages

           (b) authorize for issuance, issue, pledge, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or otherwise encumber, any capital stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), except as required by option agreements or the Company Stock Plan, warrants or other securities listed on Schedule 2.2, as such are in effect as of the date hereof, or amend any of the terms of any such securities or agreements outstanding as of the date hereof;

           (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock, or, redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries;

           (d) (i) except as set forth in Schedule 4.1(d)(i) hereto or in the ordinary course of business consistent with past practice or for the senior mortgage note offering (the "Note Offering") described in the offering circular dated August 8, 1997 (the "Note Offering Circular"), create or incur any Indebtedness (as defined herein), (ii) make any loans, advances or capital contributions to, or investments in, any other person, (iii) pledge or otherwise encumber any shares of capital stock of the Company or any of its subsidiaries, or (iv) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Lien thereupon;

           (e) except as otherwise provided in this Section 4.1, enter into any transaction, other than in the ordinary course of business consistent with past practice, or make any investment, which individually or in the aggregate exceeds the amount of $500,000;

           (f) enter into, adopt or (except as may be required by law or by the terms of any such arrangement) amend or terminate any bonus, profit-sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or benefits of any director, officer or employee, or grant any benefit or termination or severance pay to any director, officer, or employee not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options) or by law;

           (g) acquire, sell, lease or dispose of, or encumber any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries, taken as a whole, or enter into any contract, agreement, commitment or transaction outside the ordinary course of business;

           (h) change any of the accounting principles or practices used by the Company, except as may be required as a result of a change in law, SEC guidelines or GAAP;

                                Page 29 of 161 Pages

           (i) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (B) except in connection with the construction of a casino in Black Hawk, Colorado, authorize any new capital expenditure or expenditures which are in excess of the amounts estimated in the Company's capital expenditure budget, dated as of August 28, 1997 and the capital expenditure budget, dated as of August 28, 1997, relating to the development of the Company's property in Black Hawk, Colorado, previously provided to Gaming in excess of $500,000 or, in the aggregate, are in excess of $1,500,000; (C) settle any litigation for amounts in excess of $100,000 individually or $500,000 in the aggregate after giving effect to insurance recoveries; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing;

           (j) make any Tax election or settle or compromise any Tax liability, other than in the ordinary course of business;

           (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities set forth in Schedule 2.8 hereto or reflected or reserved against in the financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

           (l) terminate, modify, amend or waive compliance with any provision of any Material Contract, or fail to take any action necessary to preserve the benefits of any such Material Contract to the Company or any of its subsidiaries;

           (m) fail to comply with any laws, ordinances or other governmental regulations applicable to the Company or any of its subsidiaries, including, but not limited to, the Gaming Laws and any regulations promulgated thereunder, that may have a Company Material Adverse Effect; or

           (n) take, or agree in writing or otherwise to take, any of the actions described in this Section 4.1.

           Section 4.2 Proxy Statement. (a) The Company shall, as promptly as practicable following the date hereof, prepare and file the Proxy Statement with the SEC under the Exchange Act. Gaming and RAS shall use their respective reasonable best efforts to cooperate with the Company in the preparation of the Proxy Statement. As soon as practicable following completion of review of the Proxy Statement by the SEC, the Company shall mail the Proxy Statement to its stockholders who are entitled to vote at the Stockholders' Meeting. Subject to the fiduciary obligations of the Board under applicable law, the Proxy Statement shall contain the recommendation of the Board that the Company Stockholders approve this Agreement and the transactions contemplated hereby.

                                Page 30 of 161 Pages

           (b) The Company shall use its reasonable best efforts to promptly obtain and furnish the information required to be included in the Proxy Statement and to respond promptly to any comments from, or requests made by the SEC with respect to the Proxy Statement. The Company shall promptly notify Gaming of the receipt of comments from, or any requests by, the SEC with respect to the Proxy Statement, and shall promptly supply Gaming with copies of all correspondence between the Company (or its representatives) and the SEC (or its staff) relating thereto. The Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become, or is, false or misleading; provided, however, that the Company shall first use its reasonable best efforts to consult with Gaming about the form and substance of each such correction.

           Section 4.3 Access to Information. (a) Subject to applicable law and the agreements set forth in Section 4.3(b), between the date hereof and the Effective Time, the Company will give Gaming and its counsel, financial advisors, auditors and other authorized representatives reasonable access (during regular business hours upon reasonable notice) to all employees, offices and other facilities and to all books and records of the Company and its subsidiaries, will permit Gaming and its counsel, financial advisors, auditors and other authorized representatives to make such inspections Gaming may reasonably require, and will cause the Company's officers and those of its subsidiaries to furnish Gaming or its representa-tives with such financial and operating data and other information with respect to the business and properties of the Company and any of its subsidiaries as Gaming may from time to time reasonably request. No investigation pursuant to this Section 4.3 shall affect any representations or warranties of the Company herein or the conditions to the obligations of Gaming or RAS hereunder.

           (b) The parties hereto each agree that the provisions of the Confidentiality Agreement, dated as of April 21, 1997 and attached hereto as Exhibit D (the "Confidentiality Agreement"), between the Company and Mr. Allen
E. Paulson shall apply to and be binding on Gaming and RAS, and that the terms of the Confidentiality Agreement are incorporated herein by reference.

           Section 4.4 Reasonable Best Efforts. Subject to the terms and conditions contained herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under all applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable. Without limiting the generality of the foregoing, the parties hereto shall cooperate with one another (i) in the preparation and filing of any required filings under the HSR Act, the Gaming Laws and the other laws referred to in Sections 2.5 and 3.2 hereof, (ii) in determining whether action by or in respect of, or filing with, any governmental body, agency, official or authority is required, proper or advisable, or any actions, consents, waivers or approvals are required to be obtained from parties to any contracts in connection with the transactions contemplated by this Agreement, (iii) in seeking to obtain any such actions, consents and waivers and in making any


                                Page 31 of 161 Pages
such filings, and (iv) in seeking to lift any order, decree or ruling restraining, enjoining, or otherwise prohibiting the Riviera Merger. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

           Section 4.5 Public Announcements. Each of the parties hereto agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its reasonable best efforts to consult with the other party about the form and substance of such disclosure.

           Section 4.6 Indemnification; Insurance. (a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") against all losses, liabilities, expenses (including attorneys' fees), claims or damages in connection with any claim, suit, action, proceeding or investigation based in whole or in part upon the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries and arising out of acts or omissions occurring prior to and including the Effective Time (including but not limited to the transactions contemplated by this Agreement) to the fullest extent permitted by Nevada law, for a period of not less than six years following the Effective Time; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

           (b) The provisions of the Surviving Corporation Articles of Incorporation and the Surviving Corporation Bylaws with respect to indemnification and exculpation shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time are or were current or former directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

           (c) For six years after the Effective Time, the Surviving Corporation shall cause to be maintained the current policies of directors' and officers' liability insurance maintained by the Company covering the current and former directors and officers of the Company with respect to matters occurring prior to the Effective Time (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the current and former directors and officers of the Company than the policy in effect on


                                Page 32 of 161 Pages
the date hereof with respect to acts or failures to act prior to the Effective Time (including dollar amount and scope of coverage), to the extent such policies are available; provided, that in no event shall the Surviving Corporation be required to expend, in order to maintain or procure insurance coverage pursuant to this Section 4.6(c), any amount per annum greater than 150% of the current annual premiums paid by the Company for such insurance (which the Company represents and warrants to be not more than $225,000). If for any reason during such period the Surviving Corporation is unable to obtain such insurance for an annual premium of not more than $337,500, it shall notify William L. Westerman, who will act as authorized representative of all such directors and officers (the "Representative"). The Representative may require either that the Surviving Corporation shall (i) pay $337,500 in annual premiums for such insurance, with the insured directors and officers paying any excess, or (ii) deposit $337,500 per annum in an escrow account with an independent escrow agent as a fund to cover counsel fees and other litigation expenses of, or judgments or settlements paid by, such directors and officers for claims made against them during such six-year period by reason of their having been directors and officers of the Company or its subsidiaries prior to the Effective Time, which expenses are not paid by the Surviving Corporation pursuant to its indemnification obligations to such directors and officers.

           (d) From and after the Effective Time, no Indemnified Party shall be liable to Gaming, RAS or the Surviving Corporation (or anyone claiming rights through any of them, including Allen E. Paulson) for breach of any of the representations, warranties, covenants or agreements contained in this Agreement. It is the express understanding of the parties that the sole remedy of Gaming and RAS under this Agreement (or anyone claiming rights under this Agreement through Gaming or RAS) in the event of a breach or alleged breach by the Company of its representations, warranties, covenants or agreements, shall be to refuse to consummate the Riviera Merger, subject, however, to Gaming's rights under Article VI hereof.

           (e) This Section 4.6 is intended to benefit the Indemnified Parties and their respective heirs, executors and personal representatives, and shall be binding on the successors and assigns of the Company and the Surviving Corporation.

           Section 4.7 Notification of Certain Matters. The Company shall give prompt notice to Gaming and RAS, and Gaming and RAS shall give prompt notice to the Company, upon becoming aware of: (i) the occurrence or non-occurrence, of any event the occurrence, or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of the Company or Gaming and RAS, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, that the delivery of any notice pursuant to this Section 4.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

           Section 4.8 Termination of Stock Plans. Except as may be otherwise agreed to by Gaming and the Company, the Company Plan, the Directors' Plan, the Company Stock Plan and the Compensation Committee Plan


                                Page 33 of 161 Pages
shall terminate as of the Effective Time. Prior to the Effective Time, the Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as are required to: (i) effect the transactions contemplated by Section 1.10 hereof and (ii) with respect to any stock option, stock appreciation or other stock benefit plan of the Company or any of its subsidiaries not addressed by the preceding clause (i), ensure that, following the Effective Time, no participant therein shall have any right thereunder to acquire any capital stock of the Surviving Corporation or any subsidiary thereof.

           Section 4.9 No Solicitation. (a) The Company and its subsid-iaries and affiliates will not, and the Company and its subsidiaries and affiliates will use their reasonable best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Transaction (as defined below) with respect to the Company or any of its subsidiaries or an inquiry with respect thereto, or, (ii) in the event of an unsolicited Alternative Transaction for the Company or any of its subsidiaries, engage in negotiations or discussions with, or provide any information or data to any person relating to any Alternative Transaction, subject to the Board's good faith determination, after consulting with outside legal counsel to the Company, that the failure to engage in such negotiations or discussions or provide such information would likely result in a breach of the Board's fiduciary duties under applicable law if such Alternative Transaction would provide the Company Stockholders with a purchase price per Share that is higher (the amount of such excess in the purchase price per Share is hereinafter referred to as the "Spread") than the Merger Consider-ation to be received by the Company Stockholders. The Company shall notify Gaming and RAS orally and in writing of any such inquiries, offers or propos-als (including, without limitation, the terms and conditions thereof and the identity of the person making such), within twenty four hours of the receipt thereof. The Company shall, and shall cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore with respect to any Alternative Transaction relating to the Company or any of its subsidiaries. Notwithstanding anything to the contrary, nothing contained in this Section 4.9 shall prohibit the Company or the Board from communicating to the Company Stockholders a position as re-quired by Rules 14d-9 and 14a-2 promulgated under the Exchange Act.

           (b) As used in this Agreement, "Alternative Transaction" shall mean any tender or exchange offer for the Common Stock or for the equivalent securities of any of the Company's subsidiaries, any proposal for a merger, consolidation or other business combination involving any such person, any proposal or offer to acquire in any manner a ten percent or more equity interest in, or ten percent or more of the business or assets of, such person, any proposal or offer with respect to any recapitalization or restructuring with respect to such person or any proposal or offer with


                                Page 34 of 161 Pages
respect to any other transaction similar to any of the foregoing with respect to such person or any subsidiary of such person; provided, however, that, as used in this Agreement, the term "Alternative Transaction" shall not apply to any transaction of the type described in this subsection (b) involving Gaming, RAS or their affiliates.

           Section 4.10 Projected Results. In connection with the monthly projections of the Company's consolidated statement of operations (the "Projected Results") for the twelve months ending March 31, 1998, which have been previously delivered to Gaming, the Company shall (i) deliver to Gaming, no earlier than ten and no later than five business days prior to the Closing Date, a certificate, in form satisfactory to Gaming, from the Company's Chief Executive Officer and Chief Financial Officer specifying the Company's actual monthly Consolidated EBITDA (as defined herein) since April 1, 1997 on a cumulative basis and (ii) provide Gaming, RAS and their representatives with all information which may be reasonably requested by Gaming, RAS or their representatives to allow them to verify and analyze the Consolidated EBITDA for the period of March 31, 1997 through and including the earlier of (x) the Latest Fiscal Month (as defined herein) and (y) March 31, 1998 (the "Projected Period").

           "Consolidated EBITDA" means, in each case for the Projected Period, the Consolidated Net Income (as defined herein) of the Company adjusted, (x) to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of the Company's (i) Consolidated Fixed Charges (as defined herein), (ii) consolidated income tax expense and (iii) consolidated depreciation and amortization expense and (y) to subtract therefrom, to the extent included in the determination of Consolidated Net Income, any interest earned on any asset set aside with respect to any defeased obligation, provided that consolidated depreciation and amortization of a subsidiary of the Company that is a less than wholly owned subsidiary of the Company shall only be added to the extent of the pro rata equity interest of the Company in such subsidiary.

           "Consolidated Net Income" means, in each case for the Projected Period, the net income (or loss) of the Company (determined on a consolidated basis in accordance with GAAP) adjusted to exclude (only to the extent included in computing such net income (or loss), and without duplication): (a) all gains and not losses which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business, including the gain, if any, from the Company's warrants to purchase shares of common stock of Elsinore Corporation, a Nevada corporation, provided, however, that the exclusion relating to such warrants set forth in the preceding clause shall not effect the calculation of executive incentive compensation, pursuant to executive compensation agreements in effect on the date hereof, and provided, further, that the amount of executive incentive compensation, as so calculated, during the Projected Period shall be taken into account in the calculation of Consolidated Net Income, or from the issuance or sale of any capital stock), (b) the net income of an entity (other than a wholly owned subsidiary of the Company) in which the Company or any of its consolidated subsidiaries has an interest, except to the extent of the


                                Page 35 of 161 Pages
amount of any dividends or distributions actually paid in cash to the Company or a wholly owned subsidiary of the Company during such period, but in any case not in excess of the Company's or such wholly owned subsidiary's pro rata share of such entity's net income for such period, (c) the net income, if positive, of any consolidated subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary of the Company; provided, that, charges relating to the following expenses shall not be included: (i) the transactions contemplated by this Agreement; (ii) the offering of $175,000,000 10% First Mortgage Notes due 2004 (the "New Notes") (provided, however, that interest accrued with respect to the New Notes during the Projected Period shall be taken into account in the calculation of Consolidated Net Income), and the defeasance (the "Defeasance") as of June 1, 1998 for the price specified in the Note Offering Circular of the 11% Notes and the costs (including premium, if any) associated therewith; (iii) the transactions contemplated in the Black Hawk Agreement; (iv) the proposed public offering of shares of Common Stock which was terminated in April 1997; and (v) any costs related to the extinguishment of the Company's obligation to Bank of America.

           "Consolidated Fixed Charges" means, for the Projected Period, the aggregate amount (without duplication and determined in each case in accor-dance with GAAP) of interest expensed, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to capitalized lease obligations) of the Company and its consolidated subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness (as defined herein), (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations (as defined below), in each case to the extent attributable to such period. For purposes of this defini-tion, (x) interest on a capitalized lease obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the Company to be the rate of interest implicit in such capitalized lease obligation in accor-dance with GAAP and (y) interest expense attributable to any Indebtedness (as defined herein) represented by the guaranty by the Company or any of its subsidiaries of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

           "Interest Swap and Hedging Obligation" means any obligation of the Company or its subsidiaries pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, the Company or its subsidiaries are entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for


                                Page 36 of 161 Pages
 periodic payments made by the Company or its subsidiaries calculated by applying a fixed or floating rate of interest on the same notional amount.

           "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such any person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 60 days past their original due date) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) relating to any capitalized lease obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities and obligations of others of the kind described in the preceding clause (a) or (b) that such person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such person and all obligations to purchase, redeem or acquire any equity interests; (d) all equity interest of such person that, by its terms or the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof), measured at the greater of its voluntary or involuntary maximum fixed repurchase price or, if there is no fixed purchase price, at fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such equity interest plus accrued and unpaid dividends; and (e) any and all defer-rals, renewals, extensions, refinancing and refunding (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b) (c) or (d), or this clause (e), whether or not between or among the same parties.

           "Latest Fiscal Month" means the month immediately preceding the Closing Date unless the Closing Date occurs prior to twenty-one days after a month's end, in which event, it shall mean the second preceding month.

           As used in this Agreement "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the date hereof.

           If there is a dispute as to the Company's Projected Results or the Company's actual Consolidated EBITDA, such dispute will be resolved by a "Big Six" accounting firm mutually selected by the Company and Gaming (the "Outside CPA"). The Company and Gaming will each pay 50% of the fees of the


                                Page 37 of 161 Pages

Outside CPA whose decision will be reached on an expedited basis and will be final and binding upon the parties hereto.

           Section 4.11 Compliance with Gaming Laws. None of Gaming, RAS or their officers, directors or stockholders will attempt to influence, direct or cause the direction of the management or policies of the Company or ROC pending receipt of all required approvals of the Gaming Authorities, pursuant to the Gaming Laws, for the transactions contemplated by this Agreement and the Riviera Option Agreement.

                                  ARTICLE V

                     CONDITIONS TO CONSUMMATION OF THE MERGER

           Section 5.1 Conditions to each Party's Obligation to Effect the Riviera Merger. The respective obligation of each party to effect the Riviera Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

           (a) Any waiting period applicable to the consummation of the Riviera Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

           (b) At the Stockholders' Meeting, this Agreement shall have been approved and adopted by the affirmative vote of the holders of at least sixty percent of all Shares, excluding the Paulson Shares.

           (c) There shall not have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued applicable to the Riviera Merger by any governmental entity which, directly or indirectly, (i) prohibits the consummation of the Riviera Merger or the transactions contemplated by the Riviera Option Agreement, (ii) prohibits or materially limits the ownership or operation by the Company, or any of its respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or seeks to compel the Company or Gaming or RAS to dispose of or hold separate any material portion of the business or assets of the Company or Gaming or RAS and its subsidiaries, taken as a whole, as a result of the Riviera Merger or any of the other transactions contemplated by this Agreement, or (iii) prohibits Gaming or RAS from effectively controlling in any material respect the business or operations of the Company, taken as a whole; provided, that the parties hereto shall have used their reasonable best efforts to cause any such statute, rule, regulation, judgment, order or injunction to be repealed, vacated or lifted.

           (d) At or prior to the Effective Time, the Company shall have irrevocably deposited the funds for the Defeasance as specified in the Note Offering.

                                Page 38 of 161 Pages

           (e) Other than the filing of the articles of merger in accordance with the Nevada Merger Law, all licenses, permits, registrations, authorizations, consents, waivers, orders or other approvals required to be obtained, and all filings, notices or declarations required to be made by Gaming, RAS, Mr. Allen E. Paulson, the Company and any of its subsidiaries in order to consummate the Riviera Merger and the transactions contemplated by this Agreement, and in order to permit the Company and its subsidiaries to conduct their respective business in the jurisdictions regulated by the Gaming Authorities after the Effective Time in the same manner as conducted by the Company or its subsidiaries prior to the Effective Time shall have been obtained or made.

           Section 5.2 Conditions to Obligations of Gaming and RAS to Effect the Riviera Merger. The obligations of Gaming and RAS to effect the Riviera Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

           (a) The Company shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date.

           (b) The actual Consolidated EBITDA reflected in the consolidated statement of operations of the Company for the Projected Period shall not have declined by 7.5% or more when compared to the Projected Results for the Projected Period.

           (c) The Option Sellers shall have entered into the Riviera Option Agreement concurrent with the execution of this Agreement, and the Riviera Option Agreement shall be in full force and effect and the Option Sellers shall have complied in all respects with the terms thereof;

           (d) Mr. Allen E. Paulson shall not have become deceased or Disabled (as defined herein). As used herein, "Disabled" means Mr. Allen E. Paulson's incapacity due to physical or mental illness, injury or disease, which incapacity renders him unable to perform the requisite duties of the chief executive officer of Gaming for a consecutive period of 90 days or more. Any question as to the existence, extent or potentiality of Mr. Allen E. Paulson's disability upon which Gaming and the Company cannot agree shall be determined by a qualified, independent physician selected by the Company approved by Gaming and the disputing Option Sellers (each of whose approval shall not be unreasonably withheld or delayed). The determination of such physician shall be final and conclusive for all purposes of this Agreement.

           (e) Gaming shall have received such documents as Gaming or RAS may reasonably request for the purpose of (i) evidencing the accuracy at any time on or prior to the Closing Date of any of the Company's representations


                                Page 39 of 161 Pages
and warranties, (ii) evidencing the performance by the Company of, or the compliance by the Company with, any covenant or obligation required to be performed or complied with by the Company, (iii) evidencing the satisfaction of any condition referred to in Sections 5.1 and 5.2 hereof or (iv) otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

           Section 5.3 Conditions to Obligations of the Company to Effect the Riviera Merger. The obligations of the Company to effect the Riviera Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

           (a) Each of Gaming and RAS shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Gaming and RAS contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except (i) for changes specifically permitted by this Agreement, and (ii) that those representations and warranties made only as of a particular date shall remain true and correct as of such particular date.

           (b) At the Closing Date, Gaming shall have in cash or immediately available funds, an amount equal to the sum of (i) the aggregate amount of Merger Consideration to be paid hereunder and (ii) the aggregate amount to be paid at the Effective Time pursuant to Section 1.10 hereof.

           (c) The Company shall have received such documents as the Company may reasonably request for the purpose of (i) evidencing the accuracy of any of Gaming's and RAS' representations and warranties, (ii) evidencing the performance by Gaming and RAS of, or the compliance by Gaming and RAS with, any covenant or obligation required to be performed or complied with by Gaming and RAS, (iv) evidencing the satisfaction of any condition referred to in Sections 5.1 and 5.3 hereof, or (v) otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

                                ARTICLE VI

                       TERMINATION; AMENDMENT; WAIVER

           Section 6.1 Termination. This Agreement may be terminated and the Riviera Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders:

           (a) by mutual written consent of Gaming and RAS, on the one hand, and the Company, on the other hand;

           (b) by Gaming and RAS, on the one hand, and the Company, on the other hand, if any court or governmental authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Riviera Merger and such order, decree, ruling or other action shall have become final and


                                Page 40 of 161 Pages
nonappealable; provided, that Gaming and the Company shall have used their reasonable best efforts to have such injunction lifted;

           (c) by Gaming and RAS, on the one hand, and the Company, on the other hand, at any time after April 1, 1998, (the "Termination Date") if the Riviera Merger shall not have occurred by such date; provided, that if the Riviera Merger has not occurred solely by virtue of the fact that the required approvals of one or more of the Gaming Authorities have not been obtained and the Gaming Authorities have informed Mr. Allen E. Paulson, Gaming or the Company that a review of the applications for such approvals is scheduled by the appropriate Gaming Authorities for a later date, then the Termination Date shall be extended until such approvals have been granted or denied, except that under no circumstances shall such extension continue after June 1, 1998; and, provided, further, that the right to terminate this Agreement under this subparagraph (c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Riviera Merger to have occurred by such date;

           (d) by Gaming and RAS if (i) there shall have been a breach of any representation or warranty of the Company contained herein which would have a Company Material Adverse Effect or prevent the consummation of the Riviera Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice from Gaming of such breach, (ii) there shall have been a breach of any covenant or agreement of the Company contained herein which would have a Company Material Adverse Effect or prevent the consummation of the Riviera Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten busi-ness days following notice of such breach, (iii) the Board shall have withdrawn or modified, in a manner materially adverse to Gaming, its approval or recommendation of this Agreement, the Riviera Merger or the transactions contemplated hereby or shall have recommended, or the Company shall have entered into an agreement providing for, an Alternative Transaction, or the Board shall have resolved to do any of the foregoing, (iv) the Stockholders Meeting shall have been held and the vote described in Section 5.1(b) shall not have been obtained or (v) Mr. Allen E. Paulson shall have become deceased or Disabled; or

           (e) by the Company if (i) there shall have been a breach of any representation or warranty of Gaming or RAS contained herein which would have a Gaming Material Adverse Effect or prevent the consummation of the Riviera Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice from the Company of such breach, (ii) there shall have been a breach of any covenant or agreement of Gaming or RAS contained herein which would have a Gaming Material Adverse Effect or prevent the consummation of the Riviera Merger or the transactions contemplated hereby, which shall not have been cured on or prior to ten business days following notice of such breach, (iii) the Board determines, in good faith, after consulting with outside legal counsel to the Company, that it is required, in the exercise of its fiduciary duties under applicable law,


                                Page 41 of 161 Pages
to enter into a definitive agreement with respect to an Alternative Transaction or (iv) the Stockholders Meeting shall have been held and the vote described in Section 5.1(b) shall not have been obtained.

           (f) by the Company if the Closing has not occurred within 30 days after receipt of required approvals of the Gaming Authorities; provided, however, that all of the conditions to Gaming's obligation to effect the Riviera Merger contained in Sections 5.1 and 5.2 hereof shall have been satisfied or waived by Gaming.

           Section 6.2 Effect of Termination; Termination Fee. (a) In the event of the termination and abandonment of this Agreement pursuant to
Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto, other than pursuant to the provisions set forth in Section 6.2(b) and Section 6.3 hereof.

           (b) In the event this Agreement is terminated pursuant to Sec-tions 6.1(d)(iii) or 6.1(e)(iii) hereof, the Company shall pay to Gaming immediately upon the closing of an Alternative Transaction an aggregate amount equal to three percent of the consideration for the equity of the Company which is received by the Company or its stockholders in the Alternative Transaction valued at the higher of the value of the consideration on the date of (i) the execution of the definitive agreement with respect to an Alternative Transaction and (ii) the closing of the Alternative Transaction (the "Termination Fee").

           (c) The ability of Gaming and RAS to terminate their obligations without triggering the right of the Company Stockholders to receive the Escrow Consideration under Section 6.1(c) is predicated upon the accuracy of the following representation and performance by Mr. Allen E. Paulson of the following agreement: (A) Mr. Allen E. Paulson has represented that prior to the execution of this Agreement, he has discussed in detail with his Nevada counsel his background and knows of no reason why he should not be able to obtain all necessary Gaming Authorities approvals prior to April 1, 1998; and (B) Mr. Allen E. Paulson has agreed that he will pursue vigorously and will give complete and prompt attention to requests of Gaming Authorities for information and will do nothing which might delay receipt of all necessary Gaming Authorities approvals.

           Section 6.3 Fees and Expenses. Except as set forth herein, each party shall bear its own expenses and costs, including brokers' fees, in connection with this Agreement and the transactions contemplated hereby. In the event this Agreement is terminated pursuant to Sections 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii) or 6.1(e)(iii) hereof, and as a condition to such termination, the Company shall, immediately upon (i) the execution of a definitive agreement with respect to an Alternative Transaction or (ii) the approval or recommendation by the Board, directly or indirectly, of such an Alternative Transaction, reimburse Gaming, RAS and Mr. Allen E. Paulson the documented out-of-pocket expenses (the "Expenses") of Gaming, RAS and Mr. Allen E. Paulson, incurred from April 15, 1997, in connection with (i) the transactions contemplated by this Agreement and (ii) the Letter of Intent,


                                Page 42 of 161 Pages
dated May 15, 1997, by and between Mr. Allen E. Paulson and the Company; such reimbursement and the Termination Fee being the sole remedy upon such termination.

                              ARTICLE VII

                             MISCELLANEOUS

           Section 7.1 Survival. Subject to the following sentence, the representations, warranties, covenants and agreements contained herein, shall not survive beyond the Effective Time. The covenants and agreements contained herein which by their terms contemplate performance after the Effective Time (including by the Surviving Corporation after the Riviera Merger) shall survive the Effective Time. In addition, Sections 6.2 and 6.3 hereof shall survive termination of this Agreement.

           Section 7.2 Entire Agreement; Assignment. This Agreement (including the Schedules and Exhibits hereto) (i) shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, except that Gaming and RAS may assign this Agreement to any of their affiliates without the prior written consent of the Company; provided, that (i) no such assignment shall relieve Gaming and RAS of their obligations hereunder if such assignee does not perform such obligations, and (ii) such assignment will not result in any delay in (a) the consummation of the transactions contemplated hereby by more than one month as determined by the Company's counsel or (b) the ability to satisfy the condition contained in Section 5.1(e) hereof by more than one month as deter-mined by the Company's counsel; and, provided further that, such delay shall not extend beyond the Termination Date as extended under Section 6.1(c) hereof.

           Section 7.3 Amendment. This Agreement may be amended by action taken by the Company, Gaming and RAS at any time before or after adoption of the Riviera Merger by the Company Stockholders but, after any such approval, no amendment shall be made which decreases the Merger Consideration or changes the form thereof or which adversely affects the rights of the Company Stockholders hereunder without the approval of the Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

           Section 7.4 Extension or Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Gaming, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii), subject to applicable law, waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto


                                Page 43 of 161 Pages
to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

           Section 7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by telephone) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

           if to Gaming:

           P.O. Box 9660
           Rancho Santa Fe, CA 92067
           Fax:  (619) 756-3194
           Attention:  Mr. Allen E. Paulson

           with a copy to:

           Skadden, Arps, Slate, Meagher & Flom LLP
           300 South Grand Avenue
           Los Angeles, California 90071
           Fax (213) 687-5600
           Attention:  Brian J. McCarthy, Esq.

           if to the Company:

           2901 Las Vegas Boulevard South
           Las Vegas, Nevada 89109
           Fax:  (702) 794-9277
           Attention:  Mr. William L. Westerman

           with a copy to:

           Dechert Price & Rhoads
           30 Rockefeller Plaza
           New York, New York  10112
           Fax:  (212) 698-3599
           Attention:  Fredric Klink, Esq.

           or to such other address as the party to whom notice is given may have previously furnished to the other party in writing in the manner set forth above.

           Section 7.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to juris-diction of the courts of the State of Nevada and of the United States of America located in the State of Nevada for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby.

                                Page 44 of 161 Pages

           Section 7.7 Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as set forth in Section 4.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that, in addition to Gaming and RAS, the Option Sellers are intended beneficiaries of the representation and warranty contained in Section 2.4 hereof.

           Section 7.8 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or RAS acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Riviera Merger, or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or RAS, all such deeds, bills of sale, assignments, assumption agreements and assurances, and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out this Agreement.

           Section 7.9 Remedies. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

           Section 7.10 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforce-able, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability.

           Section 7.11 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           Section 7.12 Certain Definitions. For purposes of this Agreement, the term:


                                Page 45 of 161 Pages

           (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

           (b) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

           (c) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

           (d) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, fifty percent or more of the stock or other equity interests, the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

           Section 7.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.


























                                Page 46 of 161 Pages

           IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the date first above written.

                                     R&E GAMING CORP.


                                     By: s/Allen E. Paulson
                                        ===========================
                                        Name:
                                        Title:


                                     RIVIERA ACQUISITION SUB, INC.


                                     By: s/Allen E. Paulson
                                        ===========================
                                        Name:
                                        Title:


                                     RIVIERA HOLDINGS CORPORATION


                                     By: s/William L. Westerman
                                        ===========================
                                        Name:  William L. Westerman
                                        Title: President

















                                Page 47 of 161 Pages

                              SCHEDULE 1.10

Options to Purchase Shares of Common Stock of the Company

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


W. Westerman       120,000      1     25% on 8/3/93;      8/3/03     $2.083
Director/Officer                      50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

W. Westerman        60,000      1     25% on 2/9/95;      2/9/05     $2.500
Director/Officer                      50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

W. Westerman        20,000      1     25% on 11/21/96;    11/21/06   $13.625
Director/Officer                      50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

W. Westerman       300,000      1     25% on 11/21/96;    11/21/06   $13.625
Director/Officer                      50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total        500,000
                   -------


J. Grippe           12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

J. Grippe            6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

J. Grippe            7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------

                                Page 48 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


M. Gross            12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

M. Gross             6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

M. Gross             7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------



D. Krohn            12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

D. Krohn             6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

D. Krohn             7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------







                                Page 49 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


R. Nickels          12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

R. Nickels           6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

R. Nickels           7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------



R. Johnson          12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

R. Johnson           6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

R. Johnson           7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------








                                Page 50 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


R. Vannucci         12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

R. Vannucci          6,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

R. Vannucci          7,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         25,000
                   -------


M. Falba            12,000      1     25% on 8/3/93;      8/3/03     $2.083
Officer                               50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

M. Falba             8,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total         20,000
                   -------


J. Wishon            4,000      1     25% on 2/9/95;      2/9/05     $2.500
Officer                               50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

J. Wishon            4,000      1     25% on 11/21/96;    11/21/06   $13.625
Officer                               50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------


                                Page 51 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


J. DiBetta           4,000      1     25% on 2/9/95;      2/9/05     $2.500
Other                                 50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

J. DiBetta           4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------


L. Wentzell III      4,000      1     25% on 2/9/95;      2/9/05     $2.500
Other                                 50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

L. Wentzell III      4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------


B. Benschneider      4,000      1     25% on 2/9/95;      2/9/05     $2.500
Other                                 50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

B. Benschneider      4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------





                                Page 52 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


J. Catalano          4,000      1     25% on 2/9/95;      2/9/05     $2.500
Other                                 50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

J. Catalano          4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------


J. Franzoi           4,000      1     25% on 2/9/95;      2/9/05     $2.500
Other                                 50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

J. Franzoi           4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          8,000
                   -------


A. Pitcher           4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          4,000
                   -------


R. Barengo           2,000      3     20% after 5/9/97;     5/10/06    $13.250
Director                              40% after 5/9/98;
                                      60% after 5/9/99;
                                      80% after 5/9/00;
                                      100% after 5/9/01



                                Page 53 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


R. Barengo           2,000      3     20% after 5/11/98;    5/12/07    $13.500
Director                              40% after 5/11/99;
                                      60% after 5/11/00;
                                      80% after 5/11/01;
                                      100% after 5/11/02;

      Total          4,000
                   -------


P. Hannifin         24,000      2     25% on 8/3/93;      8/3/03     $2.083
Director                              50% after 8/3/94;
                                      75% after 8/3/95;
                                      100% after 8/3/96

P. Hannifin         12,000      2     25% on 2/9/95;      2/9/05     $2.500
Director                              50% after 2/9/96;
                                      75% after 2/9/97;
                                      100% after 2/9/98

P. Hannifin          2,000      3     20% after 5/11/98;    5/12/07    $13.500
Director                              40% after 5/11/99;
                                      60% after 5/11/00;
                                      80% after 5/11/01;
                                      100% after 5/11/02

      Total         38,000
                   -------


W. Friedman          2,000      3     20% after 5/9/97;     5/10/06    $13.250
Director                              40% after 5/9/98;
                                      60% after 5/9/99;
                                      80% after 5/9/00;
                                      100% after 5/9/01

W. Friedman          2,000      3     20% after 5/11/98;    5/12/07    $13.500
Director                              40% after 5/11/99;
                                      60% after 5/11/00;
                                      80% after 5/11/01;
                                      100% after 5/11/02;

      Total          4,000
                   -------


                                Page 54 of 161 Pages

                                       Date               Expi-
Holder/             No. of     Foot-   Exer-              ration     Exercise
Position            Shares     Notes   ciseable           Date       Price


C. Gigante           4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          4,000
                   -------


D. Kosinski          4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          4,000
                   -------


G. Swanson           4,000      1     25% on 11/21/96;    11/21/06   $13.625
Other                                 50% after 11/21/97;
                                      75% after 11/21/98;
                                      100% after 11/21/99

      Total          4,000
                   -------


GRAND TOTAL        780,000
                   -------





________________________________
1  Company's 1993 Employee Stock Option Plan.
2 Company's Non-Qualified Stock Option Plan for Non-Employee Directors. 3 Company's Stock Option Plan for Non-Employee Directors.






                                Page 55 of 161 Pages

Company Stock Plan
------------------

            In May 1996 approximately 560 union and non-union employees participated in the Company Stock Plan and in May 1997 approximately 25 additional union and non-union employees participated in the Company Stock Plan. Under the Plan, in exchange for notes receivable which are payable over two years via payroll deduction, 137,000 shares of Common Stock were issued to employees at $11.26 (85% of market price at May 10, 1996) for the May 1996 participation, and an additional 6,200 shares of Common Stock were issued at $11.48 (85% of market price at May 12, 1997) for the May 1997 participation. As of June 30, 1997, 33,100 shares of Common Stock had been returned to the Plan as a result of cancellation by employees and 110,000 shares were outstanding.






































                                Page 56 of 161 Pages

                                    SCHEDULE 2.2



Capitalization of the Company and its Subsidiaries
--------------------------------------------------

As set forth in Section 2.2 and Schedule 1.10.












































                                Page 57 of 161 Pages

                                    SCHEDULE 2.5(a)



Compliance
----------

            None.












































                                Page 58 of 161 Pages

                                    SCHEDULE 2.5(b)



Compliance
----------

            None.












































                                Page 59 of 161 Pages

                                    SCHEDULE 2.5(d)



Compliance
----------

            None.












































                                Page 60 of 161 Pages

                                    SCHEDULE 2.6


Non-Contravention; Required Filings and Consents
------------------------------------------------

Under the management agreement between Riviera Gaming Management - Elsinore, Inc. and Elsinore Corporation ("Elsinore") for the management of the Four Queens Hotel/Casino ("Four Queens"), Elsinore or Four Queens has the option to terminate the management agreement on 90 days prior written notice if (i) substantially all of the assets of the Four Queens are sold, (ii) Four Queens is merged or consolidated with another company, or (iii) the current shareholders sell at least a majority of the shares of Four Queens or Elsinore during the term of the management agreement.






































                                Page 61 of 161 Pages

                                    SCHEDULE 2.7(b)



SEC Reports
-----------

On August 13, 1997, the Company closed a $175 million private placement of 10% First Mortgage Notes due 2004.

See Schedule 2.8








































                                Page 62 of 161 Pages

                                    SCHEDULE 2.8



Absence of Certain Changes
--------------------------

1. On August 13, 1997 the Company closed a $175 million private placement of 10% First Mortgage Notes due 2004 (the "Notes"). Approximately $109.7 million of the proceeds of the Notes was used to defease $100 million principal amount of the Company's 11% First Mortgage Notes due 2002. In addition, approximately $4.5 million was used to repay the Company's Class 13/14 Unsecured Promissory Note. The Company has filed a registration statement with respect to an offer to exchange the Notes for a new issue of first mortgage notes of the Company registered under the Securities Act of 1933, as amended, with terms substantially identical to those of the Notes.

2. The Company intends to develop a casino in Black Hawk, Colorado. In connection therewith, the Company, through an indirect wholly-owned Colorado subsidiary Riviera Black Hawk, Inc., entered into a land acquisition agreement with Gilpin County Casino L.L.C. ("Gilpin") pursuant to which such subsidiary purchased land (the "Black Hawk Land") in Black Hawk, Colorado for $15 million. The Company expects to incur costs of up to $55,000,000 (approximately $33,000,000 of which will be project financed) in connection with the development of a casino in Black Hawk, Colorado.

3.     The Company may draw down under its U.S. Bank Revolving Credit
       Facility.

4. Under William L. Westerman's Amended Employment Agreement dated November 21, 1996, and approved by the Company's Stockholders on May 8, 1997, Mr. Westerman's salary, bonus and other benefits, including severance and termination fees, were increased.

5.     The Company intends to develop Nickel Plaza and expand its Convention
       Center.













                                Page 63 of 161 Pages

                                    SCHEDULE 2.11



Absence of Litigation
---------------------

The Company is a party to several routine lawsuits arising from the normal operations of a hotel. In light of the Company's insurance coverage and reserves, the Company does not believe that an adverse outcome in any one of such litigation would have a Company Material Adverse Effect.








































                                Page 64 of 161 Pages

                                    SCHEDULE 2.12



Taxes
-----

            None.












































                                Page 65 of 161 Pages

                                    SCHEDULE 2.13(a)



Employee Benefits
-----------------

1.     Amended Employment Agreement with William L. Westerman dated November
       21, 1996.
2. Riviera Hotel & Casino Employee Group Major Medical, Dental, Vision, Life and Disability Plan.
3.     Riviera Operating Corporation Executive Life Insurance.
4.     Riviera Holdings Corporation Employee Stock Purchase Plan.
5.     Riviera Holdings Corporation 1993 Employee Stock Option Plan.
6. Riviera Holdings Corporation Non-Qualified Stock Option Plan for Non-Employee Directors.
7. Riviera Holdings Corporation Stock Compensation Plan for Directors Serving on the Compensation Committee.
8. Termination Fee Agreements with Benschneider, DiBetta, Falba, Franzoi, Grippe, Gross, Johnson, Krohn, Nickels, Vannucci, Wentzell and Wishon to be renewed for 1998 if Closing does not occur prior to December 31, 1997.
9. Stay Put Bonus Agreements with Falba, Grippe, Gross, Johnson, Krohn, Nickels and Vannucci, to be renewed for 1998 if the Closing does not occur prior to December 31, 1997.
10. Riviera Operating Corporation Cafeteria Plan (Section 125) with Flexible Spending Plan.
11. Riviera Hotel & Casino Employees' 401(k) Savings Plan (with Profit Sharing component).
12.    Riviera Holdings Corporation Executive Incentive Plan.
13. The Riviera Operating Corporation is also a contributor to the following multi-employer Trusts for the benefit of union members of the respective unions:
       A. Hotel Employees and Restaurant Employees International Union Welfare Trust Fund in Southern Nevada (Culinary, Musicians, and Stagehands Health & Welfare)
       B.     Southern Nevada Culinary Workers and Bartenders Pension Plan
              Trust.
       C.     Southern Nevada Culinary Workers Training Trust Fund.
       D.     American Federation of Musicians' and Employers' Pension Fund.
       E. Nevada Resort Association - I.A.T.S.E. Local 720 Pension Trust, Apprentice and Journeyman Training and Education Trust, and Disability Trust.
       F.     Electrical Workers Health and Welfare Trust Fund.
       G.     National Electrical Benefit Fund (Pension).
       H.     Painters' Trust (Health and Welfare).
       I. Brotherhood of Painters, Decorators and Paperhangers of American Union and Industry National Pension Fund.
       J.     Painters Joint Apprenticeship Committee Fund.
       K.     Carpenters' Health and Welfare Trust Fund.
       L.     Construction Industry and Carpenters' Joint Pension Trust.
       M.     Carpenters' Joint Apprenticeship Committee Fund.

                                Page 66 of 161 Pages

       N.     Operating Engineers Local 501 Security Fund (Health and
              Welfare).
       O. Central Pension Fund of the International Union of Operating Engineers and Participating Employers.
       P. Southern Nevada Operating Engineers Apprenticeship and Training Trust Fund.
       Q. Southern Nevada Teamsters Security Fund - Local 995 (Health and Welfare).
       R.     Western Conference of Teamsters Pension Trust Fund.










































                                Page 67 of 161 Pages

                            SCHEDULE 2.13(h)


Employee Benefits
-----------------

1. Amounts payable under the Stay Put Bonus Agreements aggregating approximately $352,500 may be characterized as parachute payments.

2. Amounts payable under the Termination Fee Agreements aggregating approximately $1.4 million in salaries and $425,000 in benefits as of June 30, 1997 may be characterized as parachute payments.

3. Amounts payable under Westerman's Employment Agreement may be characterized as parachute payments in excess of $1,000,000. See Westerman Employment Agreement attached to this Schedule 2.13(h) regarding establishment of a Rabbi Trust.

4. Amounts payable because of stock options may be characterized as parachute payments.
































                                Page 68 of 161 Pages

                              EXHIBIT TO 2.13(h)

                             EMPLOYMENT AGREEMENT
                             --------------------


         Employment Agreement, dated as of November 21, 1996 (this "Agreement"), by and between Riviera Holdings Corporation and its wholly-owned subsidiary Riviera Operating Corporation (collectively the "Company") and William L. Westerman ("Executive").

         This Agreement is intended to replace the Employment Agreement, dated as of January 6, 1993, as amended, between the Company and Executive (the "Old Agreement") effective as of January 1, 1997 and to provide for certain amendments to the terms of the Old Agreement effective as of the date of this Agreement.

         The Company's Board of Directors and the Compensation Committee of the Board of Directors have approved this Agreement, subject to ratification by the Company's stockholders. In entering into this Agreement and in particular in amending the "Option Plan" (hereinafter defined) and in granting the "Additional Options" (hereinafter defined) to Executive, the Company acknowledges that (i) Executive has surrendered extremely valuable rights under the Old Agreement, including the right to receive 8-3/4% of the Company's Operating Income (as defined in the Old Agreement) in excess of $20 million in each year of the Term and (ii) Executive is not prepared to continue to act as the Company's chief executive officer unless he receives either the benefits specified in the Old Agreement or in this Agreement.

         If the Company's stockholders do not ratify this Agreement by June 30, 1997, the Old Agreement will remain in full force and effect from January 1, 1997, and this Agreement shall be null and void, except for the "Special Retirement Credit" provisions of Section 6(a), which became effective on November 21, 1996 and shall remain in full force and effect. If the Company's stockholders do ratify this Agreement, the provisions hereof shall be effective on January 1, 1997 except for those provisions which become effective on November 21, 1996.

         In consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:

         1. Employment. During the "Term" (hereinafter defined) the Company agrees to employ Executive as Chairman of the Board, President and Chief Executive Officer of the Company during the Term (as defined in Section 2 below) upon the terms and conditions and for the compensation herein provided, and Executive agrees to be so employed and to render the services herein specified. Executive will also serve as a member of the Company's Board of Directors during the Term.




                                Page 69 of 161 Pages

         2. Term of Employment. The initial term of employment of Executive hereunder (the "Initial Term") will be for the two-year period commencing on January 1, 1997 and ending on December 31, 1998. The Initial Term will be automatically renewed for successive one year terms (each such renewal term being an "Extended Term" and the Initial Term, together with any Extended Terms being referred to herein as the "Term") unless (i) Company gives Executive at least 90 days' written notice of termination ("Company Termination Notice"), (ii) Executive gives Company at least 180 days written notice of termination ("Executive Termination Notice") or (iii) unless the Term is terminated earlier by Company or Executive pursuant to the provisions of Section 11 of this Agreement. If both a Company Termination Notice and an Executive Termination Notice have been given the termination notice first given shall control.

         3. Duties. During the Term Executive agrees to devote his full and exclusive business time and attention to the business of the Company and its subsidiaries (4 weeks vacation and sick leave in accordance with the Company's policy and personal time consistent with his position excluded); to devote his best efforts to the best of his skill, energy, experience and judgment to such duties. Executive shall have all the powers and agrees to perform all of the duties associated with his position as Chief Executive Officer of the Company, subject to such policies and guidelines as may be established by the Company's Board of Directors.

         4. Salary. During the Term Executive shall receive a salary at the rate of $600,000 per annum, payable bi-weekly in arrears ("Base Salary").

         5. Bonus. Executive shall be entitled to participate in the Company's Senior Management Compensation Plan or such other Executive bonus plan as shall be established by the Company's Board of Directors (collectively the "Plan"). When at least 80% of targeted "Net Income", as defined by the Plan, is met, the Company has agreed that Executive shall be entitled to receive a bonus ("Bonus") under the Plan expressed as a percentage of Base Salary depending upon the percentage of budgeted Net Income realized as specified on Schedule A.

         6.  Retirement Benefits.
             -------------------

         (a) Credits to Account. A general ledger account (referred to as the "Retirement Account"), has been established by the Company for the purpose of reflecting retirement benefits for Executive (the "Retirement Benefits"). As at January 1, 1996, the Company had credited the Retirement Account with an aggregate of $1,710,000 and, as of December 31, 1996, will credit the Retirement Account by the amount by which Executive's incentive compensation under the Old Agreement for the year 1996 exceeds $600,000 ("Special Retirement Credit"). On January 1 of each year during the Term commencing January 1, 1997, the Company shall credit to the Retirement Account an amount equal to the Base Salary, to be paid to Executive for the current year of the Term which begins on such January 1, subject to the provisions of Section 3(b). Executive shall be deemed to be 100% vested in all Retirement Benefits


                                Page 70 of 161 Pages
in the Retirement Account. The Retirement Account shall be credited with additional amounts ("Interest Payments") on April 1, 1997 and on the first day of each succeeding calendar quarter equal to the product of (i) the Company's average borrowing cost for the immediately preceding fiscal year, as determined by the Company's chief financial officer (the "Interest Rate") and
(ii) the average outstanding balance credited to the Retirement Account for the immediately preceding calendar quarter. Anything in the foregoing notwithstanding, in the event Executive is terminated for "Cause" (as defined in Section 11(b)(3)), Executive shall forfeit any and all rights to Retirement Benefits, and the Company shall have no further obligation to Executive for payment thereof.

         (b) Rights to Retirement Account. The Company shall retain beneficial ownership of all monies in the Retirement Account, which it may earmark to pay the Executive's Retirement Benefits (however, such funds are to be subject to the interests of the general creditors of the Company). Notwithstanding the foregoing, upon the occurrence of the earlier of (i) the affirmative vote of the then holders of a majority of the then outstanding shares of the Company's common stock approving a "Change of Control" (as defined in Section 11(d)), (ii) an Event of Default by the Company under Subsection 11(a)(1) or Subsection 11(a)(2) or (iii) the expiration or earlier termination of the Term for any reason (other than "Cause" as defined in Section 11(b)(3)), Executive may require, upon written notice delivered to the Company (within 30 days following such event) that, within 30 days following receipt of such notice, the Company establish a "Rabbi Trust" in the form attached hereto as Schedule B and transfer to such Rabbi Trust an amount of cash equal to the amount credited to the Retirement Account, including any additional amount credited to the Retirement Account under Subsection 11(c)(2)(ii), to be held and administered in accordance with the terms of such Rabbi Trust. Upon the crediting of any Base Salary Credits (as defined above) to the Retirement Account under Subsection 6(a) of this Agreement following the establishment of the Rabbi Trust, the Company shall transfer an additional amount of cash to the Rabbi Trust equal to the amount of such Base Salary Credits, to be held and administered in accordance with the terms of such Rabbi Trust.

         (c) Benefits. The Retirement Benefits are to be paid as deferred compensation as follows:

              (1) Payment Upon Termination Including Disability. Upon termination of Executive's employment, other than termination by the Company for Cause, including, but not limited to termination because of "Disability" (as defined in Subsection (5) below), the Company shall pay to Executive in 20 equal quarterly installments the amount credited to the Retirement Account as of the Termination Date and the Company shall also pay to Executive as an addition to each such quarterly payment the additional amounts credited to the Retirement Account during the preceding quarter.

              (2) Payment Upon Death of Executive. Upon the death of Executive at any time prior to the complete payment of amounts credited to the Retirement Account, all subsequent payments shall be made to the Executive's

                                Page 71 of 161 Pages

"Designated Beneficiary" (as defined below) in the same amount and on the same schedule as specified in (1) above provided that the date of death of Executive shall be treated as the Termination Date if no Termination Date has previously occurred and further provided that Company shall make within eight months of Executive's death a special payment equal to 60% of the value as of the date of Executive's death of all remaining payments hereunder and such special payment shall be treated as an acceleration of the final payments due.

              (3) Designated Beneficiaries; Death of Executive or Designated Beneficiary. A "Designated Beneficiary" to whom amounts are payable under this Subsection 6(c) shall be the person designated in writing by the Executive on a form substantially similar to the form attached hereto as Schedule B (a "Beneficiary Designation Form") that is delivered to the Company prior to the Executive's death. Any such Beneficiary Designation Form may be revoked in writing by the Executive or may be changed, without the consent of any prior Designated Beneficiary, by the Executive's delivery to the Company of a Beneficiary Designation Form of later date revoking the prior form or specifying a new Designated Beneficiary. If the Executive fails to designate a Designated Beneficiary or if a Designated Beneficiary does not survive the Executive, all installments payable hereunder shall be paid to the Executive's personal representative or pursuant to the terms of the Executive's will or the laws of descent and distribution. If a Designated Beneficiary survives the Executive, but dies prior to receiving all remaining installment payments to be paid hereunder, any remaining installment payments shall be paid to the Designated Beneficiary's personal representative or pursuant to the terms of such Designated Beneficiary's will or the laws of descent and distribution.

               (4) Disability Determination. Executive shall be deemed to have become disabled ("Disability") for purposes of this Agreement, if Company shall find on the basis of medical evidence satisfactory to it that Executive is so totally mentally or physically disabled as to be unable to engage in further employment by Company and that such disability shall be determined to be such that it will cause, or actually does cause or has caused, Executive to be absent from work for a period, or aggregate of periods, in excess of three months in any one twelve month period.

               (5) Payment Commencement. The installment payments to be made to the Executive or Executive's estate, as the case may be, under Subsections
(d)(1) or (d)(2), shall commence on the first day of the calendar quarter following the Termination Date. The installment payments to be made to the designated beneficiary upon the death of Executive shall commence on a date to be selected by Company but within six (6) months from Executive's date of death. Each installment payment shall be equal to the amount credited to the Retirement Account immediately prior to the date of such payment, divided by the remaining number of installment payments to be paid.

               (6) No Trust. Except to the extent that a Rabbi Trust is created pursuant to Section 6(b), nothing contained herein and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between Company and Executive, his Designated Beneficiary or any other person.

                                Page 72 of 161 Pages

               (7) No Assignment. The right of Executive or any other person to the payment of deferred compensation or other benefits under this Agreement shall not be assigned, transferred, pledged, or encumbered except by will or by the laws of descent and distribution.

               (8) Incapacity of Beneficiary. If the Company shall find that any person to whom any payment is payable under this Agreement is unable to care for his other affairs because of illness or accident or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a child, parent, or brother or sister, or to any person deemed by Company to have incurred expense for such person otherwise entitled to payment, in accordance with the applicable provisions of this Section 6. Any such payment shall be a complete discharge of the Company's liabilities under this Agreement.

         7. Profit Sharing and 401(k) Plan. In addition to the Base Salary, Bonus and Retirement Benefits, Executive shall be eligible for participation in the Defined Contribution Plan adopted by Company by Adoption Agreement, dated April 1, 1992, as modified pursuant to the provisions set forth on the Term Sheet attached hereto as Schedule C and made a part hereof.

         8. Additional Benefits and Compensation. During the Term, Executive shall be entitled to:

         (a) life insurance, group health insurance, including major medical and hospitalization, comparable to such benefits offered to other key executives of the Company;

         (b) reimbursement for all reasonable expenses incurred by Executive in connection with the performance of his duties and in accordance with any applicable policy of the Board (including 100% of reasonable travel and entertainment expenses), subject to submission of appropriate documentation therefor; and

         (c) four weeks paid vacation during each year of the Term.

         9. Options. On November 21, 1996, the Board of Directors took the following actions on behalf of the Company (subject to stockholder ratification):

         (a) Amended the Company's Stock Option Plan ("Option Plan") to increase the number of shares issuable thereunder from 480,000 to 1,000,000 million shares of common stock.

         (b) Amended the Option Plan to permit the grant to Executive of options to purchase an aggregate of 500,000 shares of common stock, of which options to purchase 200,000 shares have already been granted ("Old Options") to Executive.


                                Page 73 of 161 Pages

         (c) Granted Executive options ("New Options") to purchase 300,000 shares of common stock at per share Fair Market Value (as defined in the Option Plan) on November 21, 1996, with 25% of the New Options being vested immediately and 25% being vested on each of December 31, 1997, December 31, 1998 and December 31, 1999, provided that vesting of such options will be accelerated if the Term is terminated for any reason other than "Cause" or voluntary termination by Executive prior to 12/31/99 (as defined in Section 1l(b)(3)), including a "Change in Control" (as defined in Section ll(a)(2)).

         (d) Upon exercise by Executive of the Old Options and/or the New Options, the Company will lend (the "Loans") to Executive up to 40% of the spread between the option exercise price and the closing market price of the Company's common stock, multiplied by the number of shares being acquired upon exercise of such Options with the principal of each such loan and interest thereon at Interest Rate, being payable at the earlier of (i) on the second anniversary of each such loan, or (ii) out of the proceeds from the sale of the shares underlying each such exercised Option. The provisions of the New Options and the Loans are set forth in the Option Agreement, a copy of which is annexed hereto as Schedule D and to which reference is made for the complete provisions of the New Options and the Loans.

         10.  Indemnity.
              ---------

         (a)  The Company agrees:

              (1) To use its best efforts to purchase and maintain during the Term of this Agreement a Directors and Officers Liability Insurance Policy covering liabilities which may have been or will be incurred by Executive in the performance of his services on behalf of Company provided, however, that if available, such insurance is at a cost Company believes is reasonable.

              (2) Except as otherwise provided in Section 10(b), and to the fullest extent allowed by law, to indemnify and hold Executive free and harmless from any liability for injury or death to persons or damage or destruction of property due to any cause whatsoever, either in or about the Riviera Hotel and Casino (the "Hotel") or elsewhere, as a result of the performance by Executive of his duties under this Agreement irrespective of whether alleged to be caused, wholly or partially, by Executive;

              (3} Except as otherwise provided in Section 10(b) below, to reimburse Executive upon demand for any money or other property which Executive is required to pay out for any reason whatsoever in performing his duties hereunder, whether the payment is for charges or debts incurred or assumed by Executive or any other party, or judgments, settlements, or expenses in defense of any claim, civil or criminal action, proceeding, charge, or prosecution made, instituted or maintained against Executive or the Company, jointly or severally, because of the condition or use of the Hotel, or acts or failures to act of Executive, or arising out of or based upon any law, regulation, requirement, contract or award; and

                                Page 74 of 161 Pages

             (4) Except as provided in Section lO(b), to defend any claim, action, suit or proceeding brought against Executive, arising out of or connected with any of the foregoing, and to hold harmless and fully indemnify Executive from any judgment, loss or settlement on account thereof, regardless of the jurisdiction in which any such claim, actions, suits or proceedings may be brought.

         (b) Notwithstanding the foregoing, the Company shall not be liable to indemnify and hold Executive harmless from any liability described above which results from the gross negligence or willful misconduct of Executive.

         (c)  If (i) the Company shall be obligated to indemnify Executive, or
(ii) a suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which Company may become obligated to Executive hereunder, Executive shall give prompt written notice to the Company of the occurrence of such event. The Company agrees to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding at the Company's own cost and expense. Executive shall have the right but not the obligation to participate at his own expense in the defense thereof by counsel of his own choice. In the event that the Company fails timely to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding, Executive shall have the right to defend, contest or otherwise protect against the same and may make any compromise or settlement thereof and recover the entire cost thereof from the Company including, without limitation, reasonable attorney's fees, disbursements and all amounts paid or payable as a result of such suit, action, investigation, claim, or proceeding or compromise or settlement thereof.

         11. (a) Events of Default. The Term of employment of Executive hereunder and any obligations of Executive hereunder (except with respect to any obligations set forth in Section 12 hereof) may be terminated, at the option of the non-defaulting party (which termination by the non-defaulting party shall be deemed involuntary), upon the happening of any of the following events (which shall be deemed to be "Events of Default"):

              (1) If the other party shall breach, default or fail to comply in any material respect with any covenant or agreement contained in this Agreement followed by written notice from the non-defaulting party to the other and failure of the defaulting party either to remedy or correct such breach, default or noncompliance within thirty (30) days after receipt of such notice; and

              (2) A "Change in Control" (hereinafter defined), without Executive's prior written consent, which shall be considered an Event of Default by the Company.

         (b) Other Termination. In addition to the Events of Default set forth in Section ll(a) above, the Term of employment of Executive hereunder shall be terminated upon the happening of the following events:

              (1)  The mutual consent of the parties hereof;

                                Page 75 of 161 Pages

              (2)  The death or Disability of Executive;

            . (3) The Executive shall have been finally adjudicated by a court to have committed a felony, fraud, or a crime involving dishonesty, whether or not involving the Company ("Cause"), provided that pending such final adjudication, the Company shall set aside in an escrow account, which shall be a separate, non-commingled, interest bearing account, from the date of an allegation of Cause, the following amounts which would not be payable in the event of Executive's discharge for Cause: (A) the Base Salary; (B) the Retirement Benefits and (C} the Bonus; provided, however, that (I) if such final adjudication or other disposition is favorable to Executive, all escrowed amounts (including any interest accrued thereon) shall be paid to or for the benefit of Executive promptly, (II) if such final adjudication is unfavorable to Executive - i.e. Executive is found to have committed a felony, fraud or a crime involving dishonesty - then all escrowed funds (including any interest accrued thereon) shall be paid to the Company promptly and Executive shall have no further interest therein; or

         (c) Remedies. (1) The remedies of each of the parties upon the occurrence of an Event of Default by the other party specified in Section ll(a)(l) shall be cumulative and not exclusive. However, no party shall be obligated to the other for punitive or other forms of speculative or expectancy damages. In addition to any and all such other remedies, the provisions of this Agreement requiring the performance of an affirmative act by a party or requiring a party to refrain from the performance of specific act, shall be enforceable by injunctive proceeding or by a suit for specific performance.

              (2) Upon the occurrence of an Event of Default specified in Section ll(a)(2), Executive may, by giving not less than 90 days notice to the Company, terminate all of Executive's obligations under this Agreement (except for those specified in Section 12), effective upon the date specified in such notice (the "Termination Date"), and shall be entitled to (i) have credited to his Retirement Account an amount equal to one year of Base Salary (in effect upon the Termination Date) credited to the Retirement Account and (ii) 100% vesting on stock options held by Executive.

         (d) "Change of Control" means any of the following: (i) all or substantially all of the assets of the Company are sold as an entirety or as part of a series of transactions to any person, (ii) the Company engages in any merger, consolidation, sale of capital stock, sale of equity interests or any other transactions with any other person, with the effect that after such transactions the holders of common stock of the Company immediately prior to such transactions own, directly or indirectly, in the aggregate less than a majority in voting interest of the total voting power entitled to vote in the election (A) of directors of the Company, if the Company is the surviving entity, or (B) of directors, managers or trustees (1) of such other person, if the Company is not the surviving entity, or (2) of such other person that purchases all or substantially all of the Company's assets; (iii) any person who, as of the date hereof, does not have 10% or more of the common stock of the Company, acquires a majority in voting interest of the total voting power

                                Page 76 of 161 Pages
entitled to vote for directors of the Company (otherwise than by reason of the voting provisions of any preferred stock of the Company); (iv) any person acquires more than 50% of the total voting power entitled to vote for directors of the Company; or (v) any person acquires more than 50% of the total voting power entitled to vote for directors, managers or trustees (X) of such person other than the Company surviving any of the transactions referred to in clause (i) above, or (Y) of such other person that purchases all or substantially all of the Company's assets. A "person" for the purposes hereof, shall include an individual corporation, partnership, trust or group acting in concert. A person for the purposes hereof, shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

         12.  Confidential Information:  Non-Competition.
              ------------------------------------------

         (a) During the Term and for a three year period commencing on the termination of the Term of this Agreement for any reason, (i) Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or its affiliates, and their respective businesses which shall not be public knowledge (other than information which becomes public as a result of acts of Executive or his representatives in violation of this Agreement), including, without limitation, customer/client lists, matters subject to litigation, and technology or financial information of the Company or its subsidiaries, and
(ii) Executive shall not, without the prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it in writing.

         (b) Except as otherwise provided in this Section 12(b), during the Term and for a three year period commencing on the termination of the Term of this Agreement for any reason, the Executive will not, directly or indirectly,
(i) own, manage, operate, control or participate in the ownership, management or control of, or be connected as an officer, employee, partner, director, or consultant or otherwise with, or have any financial interest in (except for (A) ownership as of the date hereof, (B) any ownership in the common stock of the Company, or (C) any ownership of less than 5% of the outstanding equity interest in any entity) any hotel/casino located in Clark County, Nevada or
(ii) solicit or contact any employee of the Company or its affiliates with a view to inducing or encouraging such employee to leave the employ of the Company or its affiliates for the purpose of being employed by Executive, an employer affiliated with Executive, or any competitor of the Company or any affiliate thereof. The provisions of Section 12(b) shall not apply in the event of (i) any involuntary termination by the Company of Executive's employment under this Agreement or (ii) the occurrence of a Change of Control.

         (c) Executive acknowledges that the provisions of this Section 12 are reasonable and necessary for the protection of Company and that the Company will be irrevocably damaged if such provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief to which the Company may be entitled in the form of actual or punitive

                                Page 77 of 161 Pages
damages, the Company shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without posting of a bond therefor) for the purposes of restraining Executive from any actual or threatened breach of such provisions.

         13.  Miscellaneous
              -------------

         (a) This Agreement shall be governed, construed and interpreted in accordance with the internal laws of the State of Nevada applicable to agreements executed in that State.

         (b) This Agreement supersedes all prior agreements and understandings among the parties, and contains the full understanding of the parties hereto with respect to the subject matter hereof. Any change, modification or waiver of this Agreement must be in writing, signed by both parties hereto or, in the case of a waiver, by the party waiving compliance. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original. The captions of each article and section are intended for convenience only. All references herein to days, weeks and months shall mean by calendar; unless specifically stated to the contrary.
All references herein to the singular shall include the plural, and all references to gender shall, as appropriate, include other genders. All representations and warranties made hereunder shall survive the execution and delivery and closing of this Agreement. The Company consents to the execution of a memorandum of this Agreement and the filing and recording of such memorandum with any governmental body or agency having jurisdiction over the filing or recordation of interests in real property. At the termination of this Agreement, Executive agrees to execute in recordable form an instrument sufficient to evidence said termination.

         (c) It is the intention of the parties hereto that this Agreement shall not inure to the benefit of any third parties not parties to this Agreement, and it is specifically intended that no third party beneficiary relationships, benefits or obligations shall arise or be deemed to exist as a result of this said Agreement.

         (d) This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, their heirs, assigns, successors and personal representatives, however, as a personal service contract, it shall not be assignable by Executive without the prior written consent of the Company.

         (e) The failure or delay by either party in any one or more instances to enforce one or more of the terms and conditions of this Agreement or to exercise any right or privilege under this Agreement shall not thereafter be construed as a waiver of any such term, condition, right or privilege and the same and all other terms, conditions, rights or privileges under this Agreement shall continue to remain in full force and effect as though no such failure or delay had occurred.


                                Page 78 of 161 Pages

        (f) Any and all disputes between the parties hereto, however significant, arising out of, relating in any way to or in connection with this Agreement (including the validity, scope, and enforceability of this arbitration clause) will be solely settled by an arbitration conducted in accordance with the rules of the American Arbitration Association or any similar successor body before a panel of three arbitrators. Each party shall appoint one arbitrator. If a party fails to nominate an arbitrator within 10 days from the date when the claimant's request for arbitration has been communicated to the other party in writing, the appointment shall be made within 10 days thereof by the American Arbitration Association. The two arbitrators so appointed shall attempt to agree upon the third arbitrator to act as chairman. If the two arbitrators fail to nominate the chairman within 10 days from the date of appointment of the later appointed arbitrator, the chairman shall be selected within 10 days thereof by the American Arbitration Association. The arbitration shall be conducted with a view to commencing proceedings within 30 days from the date when the claimant's request for arbitration was communicated to the other party in writing and to rendering the award or other judgment not more than 15 days thereafter. The award or other judgment of the arbitrators shall be final, and the parties agree to waive their right to any form of appeal, to the greatest extent allowed by law, and to share equally the fees and expenses of the arbitrators. Judgment upon any award of the arbitrators may be entered in any court having jurisdiction or application may be made to such court for the judicial acceptance of the award and for order of enforcement. Such arbitration shall be held only in Las Vegas, Nevada. Pending resolution of the dispute, there shall be no stoppage by either party under the terms hereof; rather, the parties hereto shall perform diligently under this Agreement pending ultimate resolution of the dispute. By agreeing to arbitration, neither party hereto is waiving any benefit of any statute of limitations or other equitable defenses.

         (g) No voluntary or involuntary successor in interest of the Company shall acquire any rights or powers under this Agreement, except as specifically set forth herein. Otherwise, the Company shall not assign all or any part of this Agreement.

         14. Notices. All notices, requests, demands, directions and other communications provided for hereunder shall be in writing and delivered personally or mailed by certified or registered mail, return receipt requested, to the following addresses for each party during the Term or until such time as written notice, as provided hereby, of a change of address to be used thereafter is given to the other party, with copies to such legal counsel as each party, from time to time, may designate:








                                Page 79 of 161 Pages

     Company                              Executive
     -------                              ---------

RIVIERA HOLDINGS CORPORATION              MR. WILLIAM L. WESTERMAN
2901 Las Vegas Blvd. So.                  2901 Las Vegas Blvd. So.
Las Vegas, Nevada 89109                   Las Vegas, Nevada 89109
Attn:  Duane Krohn, Chief                 PERSONAL & CONFIDENTIAL
       Financial Officer                  -----------------------

Notices delivered personally shall be deemed to have been given upon delivery; notices delivered by certified or registered mail shall be deemed to have been given seventy-two (72) hours after the date deposited in the mail, except as otherwise provided herein.

         15. Government Approvals. Notwithstanding any other terms and provisions set forth in this Agreement, it is understood and agreed that the engagement of Executive hereunder, the obligation of the parties hereto, and the effect of the Agreement, shall be subject to the approval of each and all of the terms, covenants and provisions of this Agreement by the Nevada Gaming Authorities and other Governmental Authorities from whom approval, if any, is required under the laws of the State of Nevada, the County of Clark, or any and all other governmental agencies having jurisdiction thereover. Each of the parties hereby covenant and agree to exercise their best good faith efforts to proceed to obtain any and all such necessary approvals.

         16. Compensation Under Old Agreement. Notwithstanding the provisions of Sections 4, 5 and 6 hereof, in no event shall the sum of Base Salary, Bonus and Credits to Retirement Account (excluding the Interests Payments) payable to or for the account of Executive in any year of the Term under this Agreement exceed the sum of Base Salary, Bonus and Credits to Retirement Account which would have been payable to or for the account of Executive under the Old Agreement and Executive shall instruct the Company as to the reductions of Base Salary, Bonus and Credits to Retirement Account necessary to comply with the provisions of this Section 16.

         IN WITNESS WHEREOF, the parties herein have entered into this Agreement the day and year first above mentioned.

COMPANY:                               EXECUTIVE:

RIVIERA HOLDINGS CORPORATION


By:  s/Duane Krohn 5/12/97               s/ William L. Westerman
   --------------------------          ------------------------------
                                       WILLIAM L. WESTERMAN
   Its: Treasurer
       ----------------------




                                Page 80 of 161 Pages

                             William L. Westerman
                             Employment Agreement
                                 Appendix A


                       % of Target          % of Base Salary
                   -----------------------------------------------
                           80%                        0
                           90%                       50
                          100%                      100
                         *110%                      150


*Maximum


Bonus will be paid in incremental amounts within each category, i.e., 85% of target bonus is 25% of salary, 95% of target bonus is 75% of salary, etc.































                                Page 81 of 161 Pages

                               SCHEDULE 2.13(i)



Employee Benefits
-----------------

1.          Termination Fee Agreements.  Termination Fee Agreements with
            --------------------------
            Benschneider, DiBetta, Falba, Franzoi, Grippe, Gross, Johnson, Krohn, Nickels, Vannucci, Wentzell and Wishon provide for benefits, including, without limitation, health, welfare and life insurance benefits, beyond termination of service and will be renewed for 1998 if Closing does not occur prior to December 31, 1997.

2.          William L. Westerman's Amended Employment Agreement.  William L.
            ---------------------------------------------------
            Westerman's Amended Employment Agreement provides for benefits including, without limitation, health, welfare and life insurance benefits and retirement payments, beyond his retirement or other termination of service. See Westerman Employment Agreement attached to Schedule 2.13(h).

3.          Executive Incentive Plan.  The Executive Incentive Plan accruals
            ------------------------
            in the financial statements are based on the year to date EBITDA of Riviera Operating Corporation and assume that the budgeted EBITDA will be attained in the remaining months of the year. As of July 31, 1997, $493,400 had been accrued for 1997. Assuming that budgeted EBITDA is reached in the remaining months of the year, an additional $604,000 would be accrued in the last five months of 1997. The Company's Board of Directors will establish the base amount and the target for 1998 prior to December 31, 1997.
















                                Page 82 of 161 Pages

                               SCHEDULE 2.13(j)



Employee Benefits
-----------------

1.          Termination Fee Agreements.  Termination Fee Agreements with
            --------------------------
            Benschneider, DiBetta, Falba, Franzoi, Grippe, Gross, Johnson, Krohn, Nickels, Vannucci, Wentzell and Wishon provide for termination fees if, upon the consummation of the transactions contemplated by this Agreement, any of such employees are terminated. These Termination Fee Agreements are to be renewed for 1998 if Closing does not occur prior to December 31, 1997.

2.          William L. Westerman's Amended Employment Agreement.  Under
            ---------------------------------------------------
            William L. Westerman's Amended Employment Agreement, the consummation of the transactions contemplated by this Agreement would be deemed a "Change of Control," entitling Mr. Westerman to terminate his employment and to (i) have an amount equal to one year of base salary credited to his retirement account and
            (ii) 100% vesting of stock options held by him.

3. Vesting of the options under the Company Plan, the Directors' Plan and the Compensation Committee Plan may be accelerated.























                                Page 83 of 161 Pages

                                  SCHEDULE 2.14



Intellectual Property
---------------------

            The Company believes that Tropicana Resort and Casino may be infringing on the Company's "$40 for $20"SM slot promotion intellectual property rights.








































                                Page 84 of 161 Pages

                                     SCHEDULE 2.15



Material Contracts
------------------

1. In connection with the development of a casino in Black Hawk, Colorado, the Company, through an indirect wholly-owned Colorado subsidiary, entered into the Agreement for Sale and Purchase of Real Estate with Gilpin and purchased the Black Hawk Land. The Company also intends to enter into various agreements in connection with the development of a casino in Black Hawk, Colorado. See Schedule 2.8 and 4.1.

2. The Company entered into the following agreements in connection with the issuance of $175 million 10% First Mortgage Notes due 2004. (See Schedules 2.8 and 4.1):

      (a) Purchase Agreement, dated August 8, 1997 by and among Riviera Holdings Corporation, Riviera Operating Corporation, Riviera Gaming Management, Inc., Riviera Gaming Management of Colorado, Inc., Riviera Gaming Management - Elsinore, Inc., Jefferies & Company, Inc., and Ladenburg Thalmann & Co., Inc.

     (b) Registration Rights Agreement, dated August 13, 1997 by and among Riviera Holdings Corporation, Riviera Operating Corporation, Riviera Gaming Management, Inc., Riviera Gaming Management of Colorado, Inc., Riviera Gaming Management - Elsinore, Inc., Jefferies & Company, Inc., and Ladenburg Thalmann & Co., Inc.

     (c) Indenture, dated August 13, 1997 by and among Riviera Holdings Corporation, Riviera Operating Corporation, Riviera Gaming Management, Inc., Riviera Gaming Management - Elsinore, Inc., Riviera Gaming Management of Colorado, Inc., and Norwest Bank Minnesota, National Association.

     (d) Deed of Trust, Assignment of Rents, Leases, Fixture Filing and Security Agreement, dated August 13, 1997, executed by Riviera Holdings Corporation for the benefit of Norwest Bank Minnesota, National Association.

     (e) Security Agreement, dated August 13, 1997 by and between Riviera Holdings Corporation, Riviera Operating Corporation, Riviera Gaming Management, Inc., Riviera Gaming Management of Colorado, Inc., Riviera Gaming Management - Elsinore, Inc., and Norwest Bank Minnesota, National Association.

     (f) Stock Pledge and Security Agreement, dated August 13, 1997 executed by Riviera Holdings Corporation.

                                Page 85 of 161 Pages

     (g) Stock Pledge and Security Agreement, dated August 13, 1997 executed by Riviera Operating Corporation.

     (h) Stock Pledge and Security Agreement, dated August 13, 1997 executed by Riviera Gaming Management, Inc.

     (i) Restricted Account Agreement, dated August 13, 1997 by and among Riviera Holdings Corporation, Norwest Bank Minnesota, National Association, and U.S. Bank of Nevada.

     (j) First Amendment to Revolving Line of Credit Loan Agreement, dated August 12, 1997 between Riviera Holdings Corporation, Riviera Operating Corporation, and U.S. Bank.



































                                Page 86 of 161 Pages

                                  SCHEDULE 2.16

Insurance


                                            Dollar
Company          Policy #     Coverages     Coverages    Deductible  Term

Fireman's Fund   DXX80677092  All Risk      235,000,000  50,000      6/30/97-
Ins. Co.                      Property                               6/30/98
                              Insurance

Fireman's Fund   DXX80677092  Boiler &      100,000,000   5,000      6/30/97-
Ins. Co.                      Machinery                              6/30/98
                              Coverage (Incl.
                              with Property
                              Policy)

Continental      132045654    D&O Insurance   5,000,000  0/0/175,000 9/01/96-
                                                                     9/01/97

Admiral          1207791      Excess D&O      5,000,000   0          9/01/96-
                              Liability                              9/01/97

Continental      DOX161804662 Excess D&O      5,000,000   0          9/01/96-
                              Liability                              9/01/97

Landmark         SLGL2810063  Primary         2,000,000/  0          1/31/97-
Insurance Co.                 General         1,000,000              1/31/98
                              Liability

Commerce &       ERAL2843588  Automobile      1,000,000/  0          1/31/97-
Industry                      Insurance       1,000,000              1/31/98
Insurance Co.

National Union   BE9325393    Umbrella 1st   50,000,000   0          1/31/97-
Fire Insurance                $50 Million                            1/31/98
Co.

American         EXX9013509   Umbrella next  50,000,000   0          1/31/97-
National Fire                 $50 Million                            1/31/98
Insurance Co.

Omaha Property   3-0053-3530  Primary Flood     500,000/  1,000      6/30/97-
& Casualty Co.   -6           Insurance         500,000              6/30/98

Affiliated FM    BB187        Crime Coverage- 2,000,000   25,000     4/12/97-
Insurance Co.                 Employee                               4/12/98
                              Dishonesty, etc.

                                Page 87 of 161 Pages

                                            Dollar
Company          Policy #     Coverages     Coverages    Deductible  Term

Zurich American  AAO80-16-720 Asbestos        1,000,000   5,000      4/21/97-
Insurance Co.    -03          Abatement                              4/21/98
                              Coverage

American         243-71-22    Employed        1,000,000    5,000     1/21/97-
International                 Lawyer's                               1/21/98
Specialty                     Professional
Lines Ins. Co.                Liability

Frontier         FSO1072      Excess Workers  1,000,000    300,000   7/1/97/
Insurance Co.                 Comp. Ins.                             7/1/98

Frontier         81839        Workers Comp.   n/a          n/a       11/22/96-
                              Bond ($245,000)                        11/22/97

Federal Ins. Co. 8146-85-37   Riviera         1,000,000    1,000     10/23/96-
                              Employees                              10/23/97
                              Foundation
                              Association
                              Liability
                              coverage

























                                Page 88 of 161 Pages

                                  SCHEDULE 2.17(a)



Labor Matters
-------------

The Company or its subsidiaries is a party to the following collective bargaining and other labor union contracts:

1. Culinary Workers' Union Local No. 226 and Bartenders' Union Local No. 165 (expired on May 31, 1997 and currently being renegotiated. The Company expects to renew the agreement by the end of the third quarter of 1997.)

2.    Musicians Union Of Las Vegas, Local No. 369.

3. International Alliance Of Theatrical Stage Employees and Moving Picture Technicians, Artists and Allied Crafts of the United States and Canada, Local 720 (expired on May 31, 1997 and currently being renegotiated. The Company expects to renew the agreement by the end of 1997.)

4.    International Brotherhood Of Electrical Workers Local Union No. 357,
      AFL-CIO.

5. International Brotherhood Of Painters & Allied Trades Local Union No. 159, AFL-CIO.

6. International Brotherhood Of Carpenters and Joiners of America Local Union No. 1780.

7.    International Union of Operating Engineers Local No. 501, AFL-CIO.

8. Professional, Clerical and Miscellaneous Employees, Teamsters Local Union No. 995 (two contracts, Front and Back End).

















                                Page 89 of 161 Pages

                                   SCHEDULE 2.17(b)



Labor Matters
-------------

Stay Put Bonus Agreements.  Amounts payable under the Stay Put Bonus
-------------------------
Agreements, if Closing occurs prior to December 31, 1997 will total $352,500. If Closing does not occur prior to December 31, 1997 the agreements will be renewed and the amount to be paid will be the difference between the 1997 incentives paid in 1998, and the 1998 salary. See agreements for details.

Termination Fee Agreements.  Amounts payable under the Termination Fee
--------------------------
Agreements have not yet fully accrued, and will not fully accrue until a change of control has occurred and the employee party to a Termination Fee Agreement has been terminated. In case of a change of control and termination of employment, the amounts payable under the Termination Fee Agreements will total approximately $1,844,050 based on 1997 compensation. If Closing does not occur prior to December 31, 1997 the agreements will be renewed.

Executive Incentive Plan.  The Executive Incentive Plan accruals in the
------------------------
financial statements are based on the year to date EBITDA of Riviera Operating Corporation and assume that the budgeted EBITDA will be attained in the remaining months of the year. As of July 31, 1997 $493,400 had been accrued for 1997. Assuming that budgeted EBITDA is reached in the remaining months of the year, an additional $604,000 would be accrued in the last five months of 1997. The Company's Board of Directors will establish the base amount and the target for 1998 prior to December 31, 1997.


















                                Page 90 of 161 Pages

                                  SCHEDULE 2.18



Real Property
-------------

All real property owned, leased or used by the Company or its subsidiaries in the conduct of its business:

      1. All that certain real property commonly known as 2901 Las Vegas Boulevard So., Las Vegas, NV 89109.

      2. The Company pays $6,000 per month to La Concha Motel (south of and contiguous to the Company's property) for an informal right-of-way over the parking lot portion of said Motel's property as a driveway for vehicular traffic between Las Vegas Boulevard and the rear portion of the Company's real property.

      3. All that certain real property located in Black Hawk, Colorado and described in the Agreement for Purchase and Sale of Real Estate, dated August 20, 1997 by and between Gilpin and Riviera Black Hawk, Inc.




























                                Page 91 of 161 Pages

                                 SCHEDULE 2.19



Environmental Matters
---------------------

            None.










































                                Page 92 of 161 Pages

                                   SCHEDULE 4.1



Conduct of Business of the Company
----------------------------------

1. On August 13, 1997, the Company closed a $175 million private placement of 10% First Mortgage Notes due 2004 (the "Notes"). Approximately $109.7 million of the proceeds of the Notes was used to defease $100 million principal amount of the Company's 11% First Mortgage Notes due 2002. In addition, approximately $4.5 million was used to repay the Company's Class 13/14 Unsecured Promissory Note. The Company has filed a registration statement with respect to an offer to exchange the Notes for a new issue of first mortgage notes of the Company registered under the Securities Act of 1933, as amended, with terms substantially identical to those of the Notes.

2. The Company intends to develop a casino in Black Hawk, Colorado. In connection therewith, the Company, through an indirect wholly-owned Colorado subsidiary, entered into a land acquisition agreement with Gilpin pursuant to which such subsidiary purchased the Black Hawk Land in Black Hawk, Colorado for $15 million. The Company expects to incur cost of up to $55,000,000 (approximately $33,000,000 of which will be project financed) in connection with the development of a casino in Black Hawk, Colorado.

3.    The Company may draw down under its U.S. Bank Revolving Credit Facility.

4.    The Company intends to develop Nickel Plaza and expand its Convention
      Center.


















                                Page 93 of 161 Pages

                                   SCHEDULE 4.1(d)(i)



Conduct of Business of the Company
----------------------------------

None, except as set forth in Schedule 4.1.









































                                Page 94 of 161 Pages

                                   SCHEDULE 3.2(a)



                    Non-Contravention; Required Filings and Consents
                    ------------------------------------------------

      Mr. Allen E. Paulson ("Mr. Paulson") is the owner of all of the issued and outstanding capital stock of Gaming. Mr. Paulson is also the beneficial owner of approximately 25 % of all of the issued and outstanding capital stock of Full House Resorts, Inc., a Delaware corporation ("FHR") and is the Chairman of the Board of FHR. Prior to the execution of this Agreement, Mr. Paulson had proposed that FHR participate in the transactions contemplated by this Agreement. However, Mr. Paulson has been advised by FHR that it does not plan to do so.

      FHR has entered into a joint venture Master Agreement, dated December 29, 1995 (the "JV Agreement"), with GTECH/Dreamport Company ("GTECH"), to, among other things, present certain business opportunities to each other. This obligation was terminated pursuant to a letter, dated January 27, 1997, from GTECH to FHR, amending the JV Agreement, a copy of which was provided to the Company.


























                                Page 95 of 161 Pages

                            ESCROW AGREEMENT               Exhibit A

          ESCROW AGREEMENT, dated as of September 15, 1997 (this "Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Holdings Corporation, a Nevada corporation (the "Company"), and State Street Bank and Trust Company of California, N.A., as escrow agent (the "Escrow Agent").

                               RECITALS:

          WHEREAS, concurrently with the execution and delivery of this Agreement, Gaming is entering into (i) the Agreement and Plan of Merger (the "Riviera Merger Agreement") with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("RAS") and the Company, pursuant to which RAS has agreed to merge with and into the Company (the "Riviera Merger"), whereupon the separate existence of RAS shall cease and the Company shall continue as the surviving corporation and shall be a wholly owned subsidiary of Gaming, upon the terms and subject to the conditions set forth in the Riviera Merger Agreement and (ii) the Option and Voting Agreement (the "Riviera Option Agreement"), with Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts identified on the signature pages thereto ("Morgens, Waterfall"), Keyport Life Insurance Company, on behalf of a certain investment account identified on the signature pages thereto ("Keyport") and SunAmerica Life Insurance Company, an Arizona corporation ("SunAmerica," and together with Morgens, Waterfall and Keyport, the "Option Sellers"); and

          WHEREAS, as a condition to the execution and delivery of the Riviera Merger Agreement and the Riviera Option Agreement, Gaming and the Company desire and have agreed to enter into this Agreement, to, among other things, appoint the Escrow Agent and set forth the terms for the payment or return, as applicable, of the Escrow Consideration (as defined in Section 1 hereof);

          NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

          Section 1. Appointment of Escrow Agent. (a) The Escrow Agent is hereby appointed by each of Gaming and the Company and the Escrow Agent hereby accepts its appointment to act as escrow agent for Gaming and the Company with respect to the escrow consideration (the "Escrow Consideration") deposited on the date hereof, and on such

                                Page 96 of 161 Pages
other dates as set forth in (ii) below, into this escrow ("Escrow"), consisting of (i) cash or one or more letters of credit in substantially the form attached hereto as Exhibit A (the "Riviera Letter of Credit"), issued by City National Bank (the "LC Issuer"), in the amount of $4,666,755, plus interest in an amount equal to 7% per annum on $23,333,775 from June 1, 1997 through the date immediately preceding the execution date hereof and (ii) cash or letters of credit (the "Additional Amounts" and, together with the Riviera Letter of Credit, the "Letters of Credit"), each such Additional Amount in the amount of $4,474.97 multiplied by the number of days in the month prior to each Anniversary Date (as defined below) (except as set forth below), to be deposited into Escrow and to become part of the Escrow not later than the fifth business day following each monthly anniversary (an "Anniversary Date") of the date hereof, until (and upon) the occurrence of (x) the time that the articles of merger are filed with the Secretary of State of the State of Nevada in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes, or such later date as set forth in such filing, but in no event later than April 1, 1998, unless extended as provided in Section 6.1(c) of the Riviera Merger Agreement (the "Effective Time") or (y) the termination (the "Termination") of the Riviera Merger Agreement in accordance with Article VI thereof (the date on which the earlier of (x) or (y) shall occur is hereinafter referred to as the "Escrow Termination Date"); provided, that, if the Effective Time or the Termination, as applicable, shall occur on a date other than an Anniversary Date, the Additional Amount for the period from the last Anniversary Date with respect to which an Additional Amount was deposited into Escrow, to the date immediately preceding the Effective Time or the Termination, as applicable (the "Partial Period"), shall be in an amount equal to $4,474.97, multiplied by the number of days in the Partial Period. Immediately upon the occurrence of the Effective Time or the Termination, as applicable, Gaming shall furnish to the Escrow Agent a certificate setting forth the particulars of such event and the date on which it occurred.

               (b) If any part of the Escrow Consideration consists of cash ("Cash"), immediately upon the receipt of any Cash, any Escrow Agent shall deposit such Cash in a money market mutual fund registered under the Investment Company Act of 1940, the principal of which is invested solely in obligations of the United States or its agencies. All interest earned in such account (the "Cash Interest") shall be for the benefit of Gaming, shall not be part of the Escrow Consideration and shall be paid to Gaming at the same time as the delivery or release of the Escrow Consideration or the funds underlying the Escrow Consideration.

                                Page 97 of 161 Pages

          Section 2. Treatment of Letters of Credit. The Letters of Credit shall be delivered to and held by the Escrow Agent until (i) the funds issued to the Escrow Agent from the LC Issuer pursuant to the Letters of Credit are paid as provided in Section 3 hereof to the holders (the "Stockholders") of outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of the Company, other than shares of Common Stock beneficially owned by the Option Sellers, Gaming, RAS or Mr. Allen E. Paulson (the "Disqualified Holders") or (ii) the Escrow Consideration, together with the Cash Interest, if any, are returned to Gaming as provided in Section 4 hereof (in which case the Letters of Credit shall immediately be terminated and cancelled and the cash portion, if any, thereof returned to Gaming).

          The Escrow Agent may assume without inquiry that no Stockholder is a Disqualified Holder until it receives (and has a reasonable opportunity to act upon) a certificate setting forth the identity of each Disqualified Holder and how and by whom his or her shares of Common Stock are held.

          Section 3. Delivery of Escrow Consideration Funds to the Stockholders. Upon the receipt of a certificate from the Company, certifying that the Riviera Merger Agreement has been terminated pursuant to a termination event which is not a Non-Payment Termination Event (as defined herein) (the "Company Certificate") (a copy of which shall be simultaneously delivered to Gaming), the Escrow Agent shall deliver notice to the LC Issuer as provided in the Letters of Credit (the "Notice") and, upon receipt of the funds from the Letters of Credit, shall deliver such funds to the Company (upon the Company's receipt of such funds from the Escrow Agent, the Company shall distribute such funds to the Stockholders, other than the Disqualified Holders), subject to the provisions of Section 5 hereof, and shall pay to Gaming the Cash Interest, if any; provided, that, the Escrow Agent shall not make a request for payment pursuant to the Letters of Credit if the Escrow Agent has received from Gaming, within ten business days following receipt by Gaming of the Company Certificate, a certificate contesting the action to be taken by the Escrow Agent (a "Gaming Contesting Certificate"), in which case the Escrow Agent shall not deliver the Notice to the LC Issuer. A "Non-Payment Termination Event" shall mean the termination of the Riviera Merger Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(b), or 5.2(c)), 6.1(d),
6.1(e)(iii) or 6.1(e)(iv) thereof. In addition, in the event that the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) because of the failure of Gaming, RAS or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event, unless Mr. Allen E. Paulson is in breach of his representation and covenant

                                Page 98 of 161 Pages
contained in Section 6.2(c) of the Riviera Merger Agreement. The Escrow Agent may rely on a Company Certificate without inquiry and need not verify that any of the events described therein actually occurred.

          Section 4. Delivery of Escrow Consideration to Gaming. Upon the receipt of a certificate from Gaming certifying that (a) the Effective Time has occurred or (b) the Riviera Merger Agreement has been terminated other than in a manner pursuant to which the Escrow Consideration funds are to be delivered to the Stockholders in accordance with Section 3 hereof (the "Gaming Certificate") (a copy of which shall be simultaneously delivered to the Company), the Escrow Agent shall immediately deliver the Escrow Consideration, together with the Cash Interest, if any, to Gaming, and the Escrow shall promptly terminate; provided, that the Escrow Agent shall not deliver the Escrow Consideration and the Cash Interest to Gaming if the Escrow Agent has received from the Company, within ten business days following receipt by the Company of the Gaming Certificate, a certificate contesting the action to be taken by the Escrow Agent (a "Company Contesting Certificate").

          Section 5. Disputes. In the event a Gaming Contesting Certificate or a Company Contesting Certificate has been delivered to the Escrow Agent, the Escrow Agent shall not make the request for payment for the LC Issuer under Section 3 hereof or the payment under Section 4 hereof and the dispute shall be resolved by arbitration in Las Vegas, Nevada, by the American Arbitration Association. Each of the Company and Gaming shall be entitled to select one arbitrator and such arbitrators shall select a third arbitrator who shall act as the chairman of the arbitration panel. If either Gaming or the Company shall fail to appoint an arbitrator within 10 days after notice of commencement of the arbitration, or the chairman of the arbitration panel shall not have been selected within 10 days after the selection by the parties of the two arbitrators, then the arbitrator or arbitrators in question shall be selected by the American Arbitration Association. The decision of the arbitration panel shall be final and binding and the fees of the arbitrators shall be borne by the party which loses the arbitration. If the prevailing party is the Company, the Escrow Agent shall continue to include the Additional Amounts referred to in clause (ii) of Section 1 hereof.

          Section 6. Escrow Agent Expenses. All fees of the Escrow Agent for establishing and holding Escrow and paying out the Escrow Consideration shall be borne equally by the Company and by Gaming. The Escrow Agent shall receive the fees provided in Exhibit B annexed hereto.

                                Page 99 of 161 Pages

          Section 6.     Limitations on Escrow Agent's Liability and Duties.
(a) The Escrow Agent shall neither be responsible for or under, nor chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed between/among the parties hereto. This Agreement sets forth all of the obligations of the Escrow Agent, and no additional obligations shall be implied from the terms of this Agreement or any other agreement, instrument or document.

               (b) The Escrow Agent may act in reliance upon any instruction, notice, certification, demand, consent, authorization, receipt, power of attorney or other writing, delivered to it by any other party in accordance with the provisions of Section 10 hereof, without being required to determine the authenticity or validity thereof or the correctness of any fact stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgment or order. The Escrow Agent may act in reliance upon any signature believed by it to be genuine, and may assume that such person has been properly authorized to do so.

          (c) The Company agrees to reimburse the Escrow Agent on demand for, and to indemnify and hold the Escrow Agent harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable attorneys' fees, costs and disbursements) that the Escrow Agent may suffer or incur in connection with this Agreement and its performance hereunder or in connection herewith, except to the extent such loss, liability, damage or expenses arise from its willful misconduct or gross negligence as adjudicated by a court of competent jurisdiction.

               (d) The Escrow Agent may consult with legal counsel of its selection in the event of any dispute or question as to the meaning or construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such counsel. The Company agrees to reimburse the Escrow Agent on demand for reasonable legal fees, disbursements and expenses.

               (e) The Escrow Agent shall be under no duty to give the property held in Escrow by it hereunder any greater degree of care than it gives its own similar property.

               (f) In the event of any disagreement between/among any of the parties to this Agreement, or between/among them or either or any of them and any other person, resulting in adverse claims or demands being made in connection with the subject matter of the Escrow, or in the event that the Escrow Agent, in good faith, be in

                                Page 100 of 161 Pages
doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not become liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all parties shall have been fully and finally adjudicated by a court of competent jurisdiction or (ii) all differences shall have been adjusted and all doubt resolved by agreement among all of the interested persons, and the Escrow Agent shall have been notified thereof in writing signed by all such persons. The rights of the Escrow Agent under this paragraph are cumulative of all other rights which it may have by law or otherwise.

               (g) Before the Escrow Agent makes any distribution of Escrow Consideration, Cash Interest or any other amount distributable by it pursuant to this Agreement, it may require the recipient to first deliver to the Escrow Agent an IRS Form W-9 or such other documentation as may be required by the Escrow Agent to permit it to report the distribution to the appropriate tax authorities.

          Section 8. Successor Escrow Agent. (a) Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all of the corporate trust business of the Escrow Agent in its individual capacity (including the trust established by this Agreement) may be transferred, shall be the Escrow Agent under this Agreement without further act.

               (b) The Escrow Agent may, in its sole discretion, resign and terminate its position hereunder at any time following thirty days written notice to the other parties hereto. Any such resignation shall terminate all obligations and duties of the Escrow Agent hereunder. On the effective date of such resignation, the Escrow Agent shall deliver this Agreement together with any and all related instruments or documents to any successor Escrow Agent agreeable to the parties hereto. If a successor Escrow Agent has not been appointed prior to the expiration of thirty days following the date of the notice of such resignation, the then acting Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent, or other appropriate relief. Any such resulting appointment shall be binding upon all of the parties to this Agreement.

                                Page 101 of 161 Pages

          Section 9. Termination; Survival. This Agreement may be terminated upon the joint written instructions of the Company, Gaming and the Escrow Agent, or upon the release of the Escrow Consideration as otherwise specified herein. Notwithstanding any such termination, the provisions of
Section 7 hereof shall survive for a period a one year following termination.

          Section 10. Compliance. Strict compliance shall be required with each and every provision of this Agreement, it being understood and agreed that no party shall have any right to receive the items held in escrow by the Escrow Agent, except as specifically contemplated herein. The parties hereto agree that failure to perform the obligations hereunder and abide by the conditions set forth in this Agreement shall result in irreparable damage and that monetary damages shall be inadequate to compensate therefor. Accordingly, the parties hereby agree that, in addition to any other rights, remedies or damages available hereunder, at law or in equity, any party hereto shall be entitled to a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or to restrain any such failure or threatened failure or to specific performance to enforce these obligations and conditions as may be obtained by suit in equity.

          Section 11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by automatic transmission report), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

               (a)     if to Gaming, to:

                       P.O. Box 9660
                       Rancho Santa Fe, CA  92067
                       Fax:  (619) 756-3194
                       Attention:  Mr. Allen E. Paulson

                       with a copy to:

                       Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                       Los Angeles, California  90071
                       Fax (213) 687-5600
                       Attention:  Brian J. McCarthy, Esq.

                                Page 102 of 161 Pages

               (b)     if to the Company, to:
                       2901 Las Vegas Boulevard South
                       Las Vegas, Nevada  89109
                       Fax:  (702) 794-9277
                       Attention:  Mr. William L. Westerman

                       with a copy to:

                       Dechert Price & Rhoads
                       30 Rockefeller Plaza
                       New York, NY  10112
                       Fax:  (212) 698-3599
                       Attention:  Fredric Klink, Esq.

               (c)     if to the Escrow Agent, to:

                       State Street Bank and Trust Company
                          of California, N.A.
                       725 South Figueroa Street
                       Suite 3100
                       Los Angeles, CA  90017
                       Fax:  (213) 362-7357

                       Attention:  Corporate Trust Department
                                   (R&E Gaming Corp. 1997 Escrow)

          Notwithstanding the foregoing, notices to the Escrow Agent shall be effective only upon receipt.

          Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to jurisdiction of the courts of the State of Nevada and of the United States of America located in the State of Nevada for any litigation arising out of or relating to this Agreement (and the transactions contemplated hereby).

          Section 13. Assignment. Except as set forth in Section 8 hereof, this Agreement may not be assigned by either party hereto without the prior written consent of each of the other parties hereto, except that Gaming may assign this Agreement to any of its affiliates without the prior written consent of the other parties hereto; provided, that, no such assignment shall relieve Gaming of its obligations hereunder if such assignee does not perform such obligations.

                                Page 103 of 161 Pages

          Section 14.     Miscellaneous.

               (a) Subject to Section 6 hereof, the Escrow Agent hereby waives any and all rights to offset it may have against Gaming, the Company, or any other person or entity with respect to any amounts held in Escrow.

               (b) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to constitute but one and the same Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

                                  R&E GAMING CORP.


                                  By:==============================
                                     Name:
                                     Title:

                                  RIVIERA HOLDINGS CORPORATION


                                  By:==============================
                                      Name:
                                      Title:

                                  STATE STREET BANK AND TRUST
                                  COMPANY OF CALIFORNIA, N.A.,
                                  as Escrow Agent



                                  By:===============================
                                     Name:
                                     Title:






                                Page 104 of 161 Pages

                                                          EXHIBIT B

         CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                OF
                    RIVIERA ACQUISITION SUB, INC.

          Pursuant to 78.385 of the Nevada Revised Statutes (the "NRS"), the undersigned, being at least two-thirds of the Board of Directors of Riviera Acquisition Sub, Inc., a Nevada corporation (the "Corporation"), do hereby declare and state as follows:

          1. That the Articles of Incorporation of the Corporation were duly filed with the Nevada Secretary of State on July 1, 1997.

          2. That this amendment of the Articles of Incorporation of the Corporation was approved by unanimous written consent of the holders of capital stock of the Corporation.

          3. That the Articles of Incorporation of the Corporation are hereby amended in their entirety, as follows:

                        AMENDED AND RESTATED

                     ARTICLES OF INCORPORATION

                                OF

                     RIVIERA ACQUISITION SUB, INC.

                            ARTICLE 1

                              NAME

The name of the Corporation is Riviera Acquisition Sub, Inc.

                           ARTICLE 2

        INITIAL RESIDENT AGENT AND REGISTERED OFFICE

          The name of the initial resident agent of the Corporation, is The Corporation Trust Company of Nevada, resident of the State of Nevada whose business address is One East First Street, Reno, Nevada 89501.

                                Page 105 of 161 Pages

                            ARTICLE 3

                          CAPITAL STOCK

          Section 3.1. Authorized Shares. The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is 1,000 shares of common stock with a par value of $.001 per share (the "Common Stock").

          Section 3.2. Assessment of Shares. The capital stock of the Corporation, after the amount of the subscription price has been paid, shall not be subject to pay the debts of the Corporation, and no capital stock issued as fully paid up shall ever be assessable or assessed.

          Section 3.3. Denial of Preemptive Rights. No stockholder of the Corporation shall have any preemptive or other right, by reason of his status as a stockholder, to acquire any unissued shares, treasury shares, or securities convertible into shares of the capital stock of the Corporation. This denial of preemptive rights shall, and is intended to, negate any rights which would otherwise be given to stockholders pursuant to NRS 78.265,
78.267 or any successor statute.

                            ARTICLE 4

                            DIRECTORS

          Section 4.1. Style of Governing Board. The members of the governing board of the Corporation shall be styled Directors.

          Section 4.2. Initial Board of Directors. The initial Board of Directors shall consist of one member.

          Section 4.3. Names and Addresses. The name and address of the person who is to serve as Director until the first annual meeting of the stockholders, or until his successor shall have been elected and qualified, is as follows:

              Name                   Address

              Allen E. Paulson       c/o Skadden, Arps, Slate,
                                          Meagher & Flom LLP
                                     300 S. Grand Avenue
                                     Los Angeles, CA  90071
                                     Attention:  Brian J. McCarthy

                                Page 106 of 161 Pages

          Section 4.4. Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the bylaws of the Corporation.

                               ARTICLE 5

                     LIABILITY OF DIRECTORS AND OFFICERS

          Section 5.1 Limitation of Personal Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer of the Corporation for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)     The payment of distributions in violation of NRS  78.300.

          Section 5.2 Payment of Expenses. In addition to any other rights of indemnification permitted by the law of the State of Nevada as may be provided for by the Corporation in its bylaws or by agreement, the reasonable expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

Section 5.3     Repeal And Conflicts.  Any repeal or modification of this
Section 5 approved by the stockholders of the Corporation shall be prospective only. In the event of any conflict between this Article 5 and any other Article of the Corporation's Articles of Incorporation, the terms and provisions of this Article 5 shall control.

                                Page 107 of 161 Pages

                               ARTICLE 6

                     COMPLIANCE WITH GAMING CONTROL ACT

          All of the directors of the corporation shall be subject to, and the composition of the Board of Directors shall be in compliance with, the requirements and qualifications imposed by the Nevada Gaming Control Act NRS
463.010 et seq., as amended from time to time), or any successor provision of Nevada law, and the regulations promulgated thereunder, and the rules and regulations of any governmental agency responsible for the licensing and regulation of gaming operations, including without limitation, the Nevada State Gaming Control Board, the Nevada State Gaming commission and the Clark County Liquor and Gaming Licensing Board.

                             ARTICLE 7

                            MISCELLANEOUS

          The corporation shall not be governed by the provisions of Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, or Sections 78.411 to 78.444, inclusive.

          The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, I have executed these Amended and Restated Articles of
Incorporation of the Corporation as of September       , 1997.

                                   ================================
                                   Allen E. Paulson
                                   President, Secretary and Treasurer

                                Page 108 of 161 Pages

Exhibit C

                                 BYLAWS
                                   OF
                         RIVIERA ACQUISITION SUB, INC.


                              ARTICLE I

                            IDENTIFICATION

          Section 1.1 Name. The name of the corporation is Riviera Acquisition Sub, Inc.

          Section 1.2 Registered Office and Resident Agent. The address of the registered office of the corporation is One East First Street, Reno Nevada 89501; and the name of the resident agent at this address is The Corporation Trust Company of Nevada.

          Section 1.3 Fiscal Year. The fiscal year of the corporation shall begin on the 1st day of January in each year and end on the 31st day of December next following.

                              ARTICLE II

                                STOCK

          Section 2.1 Issuance of Shares. Shares of stock may be issued for labor, services, personal property, real estate or leases thereof or for money from time to time by the Board of Directors. Treasury shares may be disposed of by the corporation for such consideration as aforesaid from time to time by the Board of Directors.

          Section 2.2 Payment of Shares. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, as aforesaid, or in labor or services actually performed for the corporation. When payment of the consideration for which shares are to be issued shall have been received by the corporation such shares shall be deemed to be fully paid and non- assessable. Future services shall not constitute payment or part payment for shares of the corporation. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of the consideration received for shares shall be conclusive. No certificate shall be issued for any share until the share is fully paid.

          Section 2.3 Certificates Representing Shares. Each holder of the shares of stock of the corporation shall be entitled to a certificate signed by the President or a Vice President and the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation.

          Section 2.4 Transfer of Stock. The corporation shall register a transfer of a stock certificate presented to it for transfer if;

                                Page 109 of 161 Pages

          (a) Endorsement. The certificate is properly endorsed by the registered holder or by his duly authorized attorney;

          (b) Witnessing. The endorsement or endorsements are witnessed by one witness unless this requirement is waived by the Secretary of the corporation;

          (c) Adverse Claims. The corporation has no notice of any adverse claims or has discharged any duty to inquire into any such claims;

          (d) Collection of Taxes. There has been compliance with any applicable law relating to the collection of taxes.

                                 ARTICLE III

                              THE STOCKHOLDERS

          Section 3.1 Place of Meetings. Meetings of the stockholders of the corporation may be held at its registered office in the State of Nevada or at any other place within or without the State of Nevada as may be designated in the notice thereof.

          Section 3.2 Annual Meetings. Unless the stockholders shall have executed and delivered a written consent electing at least one-fourth of the directors annually, the annual meeting of the stockholders shall be held each year at the principal office of the corporation at the hour of 10:00 o'clock A.M. on the anniversary date of the incorporation of this corporation, if this day shall fall on a normal business day, and if not, then on the first following normal business day. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

          Section 3.3 Special Meetings. Special meetings of the stockholders may be called by the President, the Board of Directors, or by the Secretary at the written request (stating the purpose or purposes for which the meeting is called) of the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

          Section 3.4 Notice of Meetings; Waiver. Written notice stating the place, day, and hour of the meeting and, in case of a special meeting the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting, to each registered holder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the registered holder at his address as it appears on the stock transfer books of the corporation, with postage on it prepaid. Waiver by a stockholder in writing of notice of a stockholders' meeting shall constitute a waiver of notice of the meeting, whether executed and/or delivered before or after such meeting.

                                Page 110 of 161 Pages

          Section 3.5 Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. The stockholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. The act of a majority of the shares entitled to vote at a meeting at which a quorum is present shall be the act of the stockholders, unless a greater number is required by applicable law.

          Section 3.6 Proxies. A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy shall be valid after six months from the date of its creation, unless otherwise provided in the proxy.

          Section 3.7 Action Without A Meeting. Any action that may be taken at a meeting of the stockholders, or of a committee, may be taken without a meeting if a consent in writing, setting forth the actions taken, shall be signed by the stockholders, or the members of the committee, holding at least a majority of the voting power, unless a greater proportion of voting power is required for such an action at a meeting, as the case may be.

                              ARTICLE IV

                          THE BOARD OF DIRECTORS

          Section 4.1 Number and Qualifications. The business and affairs of the corporation shall be managed by a Board of one or more Directors. The number of directors may be increased or decreased from time to time and at any time by the stockholders, or Board of Directors.

          Section 4.2 Election. Members of the initial Board of Directors shall hold office until the first annual meeting of stockholders and until their successors shall have been elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall be elected and qualified. Notwithstanding anything herein to the contrary, any director may be removed from office at any time by the vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding stock entitled to vote.

          Section 4.3 Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum of the Board of Directors, and by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, subject to removal as aforesaid.


                                Page 111 of 161 Pages

          Section 4.4 Place of Meeting. The Board of Directors, annual, regular or special, may be held either within or without the State of Nevada.

          Section 4.5 Annual Meetings. Immediately after the annual meeting of the stockholders, the Board of Directors may meet each year for the purpose of organization, election of officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for this annual meeting shall be necessary.

          Section 4.6 Other Meetings. Other meetings of the Board of Directors may he held upon notice by letter, telegram, facsimile, cable, or radiogram, delivered for transmission not later than during the third day immediately preceding the day for the meeting, or by telephone, or radiophone received not later than during the second day preceding the day for the meeting, upon the call of the President or Secretary of the corporation at any place within or without the State of Nevada. Notice of any meeting of the Board of Directors may be waived in writing signed by the person or persons entitled to the notice, whether before or after the time of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of the meeting.

          Section 4.7 Quorum. A majority of the number of directors holding office shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum has been achieved shall be the act of the Board of Directors unless the act of a greater number is required by applicable law.

          Section 4.8 Action Without A Meeting. Any action that may be taken at a meeting of the directors, or of a committee, may be taken without a meeting if a consent in writing, setting forth the actions taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be.

                             ARTICLE V

                            THE OFFICERS

          Section 5.1 Officers. The officers of the corporation shall consist of a President, Secretary and Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, or such other officers or assistant officers or agents as may be provided herein, or otherwise deemed necessary, from time to time by the Board of Directors. Officers need not be directors of the corporation. Each officer so elected shall hold office until his successor is elected and qualified, but shall be subject to removal at any time by the vote or written consent of a majority of the directors. No person shall be prohibited from concurrently holding more than one office or from being the sole officer of the corporation.

                                Page 112 of 161 Pages

          Section 5.2 Vacancies. Whenever any vacancies shall occur in any office by death, resignation, increase in the number of offices of the corporation, or otherwise; the same shall be filled by the Board of Directors, and the officer so elected shall hold office until his successor is elected and qualified, subject to removal as aforesaid.

          Section 5.3 The Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the directors, discharge all duties incumbent upon the presiding officer, and perform such other duties as the Board of Directors may prescribe.

          Section 5.4 The President. The President shall have active executive management of the operations of the corporation, subject, however, to the control of the Board of Directors. He shall preside at all meetings of stockholders, discharge all the duties incumbent upon a presiding officer, and perform such other duties as these Bylaws provide or the Board of Directors may prescribe. The President shall have full authority to execute powers in behalf of the corporation, to vote stock owned by it in any other corporation, and to execute powers of attorney appointing other corporations, partnerships, or individuals the agent of the corporation.

          Section 5.5 The Vice President. The Vice President shall perform all duties incumbent upon the President during the absence or disability of the President, and shall perform such other duties as these Bylaws provide or the Board of Directors may prescribe.

          Section 5.6 The Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors, and shall keep a true and complete record of the proceedings of these meetings. He shall be custodian of the records of the corporation. He shall attend to the giving of all notices and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe.

          Section 5.7 The Treasurer. The Treasurer shall keep correct and complete records of account, showing accurately at all times the financial condition of the corporation. He shall be the legal custodian of all moneys, notes, securities, and other valuables that may from time to time come into the possession of the corporation. He shall immediately deposit all funds of the corporation coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors, and shall keep this bank account in the name of the corporation. He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the corporation, and shall perform such other duties as these Bylaws may provide or the Board of Directors may prescribe. The Treasurer may be required to furnish bond in such amount as shall be determined by the Board of Directors.

          Section 5.8 Transfer of Authority. In case of the absence of any officer of the corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may transfer the powers or duties of that officer to any other officer or to any director or employee of the corporation, provided a majority of the full Board of Directors concurs.

                                Page 113 of 161 Pages

                              ARTICLE VI

                 NEGOTIABLE INSTRUMENTS, DEEDS, AND CONTRACTS

          Section 6.1 Negotiable Instruments, Deeds, and Contracts. All checks, drafts, notes bonds, bills of exchange, and orders for the payment of money of the corporation; all deeds, mortgages, and other written contracts and agreements to which the corporation shall be a party; and all assignments or endorsements of stock certificates, registered bonds, or other securities owed by the corporation shall, unless otherwise required by law, or otherwise authorized by the Board of Directors as hereinafter set forth, be signed by the President or by anyone of the following officers: Vice President, Secretary, or Treasurer. The Board of Directors may designate one or more persons, officers or employees of the corporation, who may, in the name of the corporation and in lieu of, or in addition to, those persons hereinabove named, sign such instruments; and may authorize the use of facsimile signatures of any of such persons. Any shares of stock issued by any other corporation and owned or controlled by the corporation may be voted at any stockholders' meeting of the other corporation by the President of the corporation, if he be present; or, in his absence, by the Secretary of the corporation and, in the event both the President and Secretary shall be absent, then by such person as the President of the corporation shall, by duly executed proxy, designate to represent the corporation at such stockholders meeting.


                              ARTICLE VII

                             INDEMNIFICATION

          Section 7.1 Indemnification of Directors and Officers. (i) For purposes of this Article, (A) "Indemnitee" shall mean each director or officer of the corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving in any capacity at the request of the corporation as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise; and (B) "Proceeding" shall mean any threatened, pending or completed action or suit (including without limitation an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative.

          (ii) Each Indemnitee shall be indemnified and held harmless by the corporation for all actions taken by him or her and for all omissions (regardless of the date of any such action or omission), to the fullest extent permitted by Nevada law, against all expense, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. The indemnification provided for herein shall include, but not be limited to, the right to

                                Page 114 of 161 Pages
reimbursement from the corporation for all reasonable costs and expenses incurred by the Indemnitee in connection with the Proceeding. The corporation shall promptly reimburse such costs and expenses upon submission by the indemnitee of invoices or other evidence of such costs and expenses, in form satisfactory to the corporation.

          (iii) Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

          Section 7.2 Indemnification of Employees and Other Persons. The corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees, agents and other persons as though they were Indemnitees.

          Section 7.3 Non-Exclusivity of Rights. The rights to indemnification provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the corporation's Articles of Incorporation or Bylaws, agreement, vote of stockholders or directors, or otherwise.

          Section 7.4 Insurance. The corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

          Section 7.5 Other Financial Arrangements. The other financial arrangements which may be made by the corporation may include the following:
(i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets (including cash) of the corporation; (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Section.


                                Page 115 of 161 Pages

          Section 7.6 Other Matters Relating to Insurance or Financial Arrangements. Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by the corporation. In the absence of fraud:

          (i) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

         (ii)     the insurance or other financial arrangement:

                 (A)     is not void or voidable; and

                 (B) does not subject any director approving it to personal liability for his action,

even if a director approving the insurance or other financial arrangement is a beneficiary of even the insurance or other financial arrangement.

          Section 7.7 Amendment. The provisions of this Article relating to indemnification shall constitute a contract between the corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any director or officer shall apply to such director or officer only on a prospective basis and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article so as to limit or reduce the indemnification in any manner unless adopted by (a) the vote of a majority of the directors of the corporation then serving, or (b) by the stockholders as set forth in Article VII hereof; provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

          Section 7.8 Changes in Nevada Law. References in this Article to Nevada law or to any provision thereof shall be to such law as it existed on the date this Article was adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in the corporation's Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if


                                Page 116 of 161 Pages
such change permits the corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers) or to provide broader indemnification rights or rights to the advancement of expenses than the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

                              ARTICLE VIII

                              AMENDMENTS

          Section 8.1 The power to alter, amend or repeal these Bylaws, or adopt new Bylaws, is vested in the Board of Directors, but the affirmative vote of a majority of the Board of Directors holding office shall be necessary to effect any such action.

I hereby certify that the foregoing Bylaws are a true and correct copy of the Bylaws of Riviera Acquisition Sub, Inc. as adopted on the 4 day September, 1997.


                                         s/Allen E. Paulson
                                      ===============================
                                      Allen E. Paulson, Secretary



                                Page 117 of 161 Pages

                                                                     EXHIBIT D

                            CONFIDENTIALITY AGREEMENT


April 21, 1997
Mr. Allen Paulson
c/o Jefferies & Company, Inc.
Attention:  M. Brent Stevens
Managing Director, Corporate Finance
11100 Santa Monica Boulevard, Tenth Floor
Los Angeles, CA  90025

            Re:  Riviera Holdings Corporation

Gentlemen:

            We understand that you are considering a possible negotiated acquisition transaction (the "Transaction") with Riviera Holdings Corporation (the "Company"). In connection with the foregoing, the Company may furnish to you, either orally, in writing, or by inspection, certain information, material and documents (collectively, "Proprietary Information") regarding the Company and its business, assets, financial condition, operations and prospects, which may be helpful in evaluating the Transaction. As a condition to our furnishing you with Proprietary Information, you hereby agree as follows:
            1. All Proprietary Information heretofore or hereafter furnished to you by the Company shall be deemed confidential and shall be kept in strict confidence under appropriate safeguards. The term Proprietary Information, as used herein, does not include any information which (i) as shown by written records, was lawfully in your possession prior to any disclosure by the Company, provided that the source of such information was, to the best of your knowledge, not bound by confidentiality agreement with the company in respect thereof, or (ii) is generally available to the public other than as a result of disclosure by your employees, your agents, your representatives or others acting on your behalf.

            2. Except as otherwise provided herein or without the Company's prior written consent, you will not, directly or indirectly: (i) disclose or reveal any Proprietary Information to any persons, firms or entities except to a limited group of your attorneys or professional advisors, including Jefferies & Company, Inc., who are actively and directly participating in the evaluation of the Transaction (collectively, the "Representatives"), each of whom shall be informed by you of the confidential nature of the Proprietary Information and provided with a copy of this letter agreement and agree in writing to observe the same terms and conditions set forth herein as if specifically named a party hereto; (ii) use the Proprietary Information for






                                Page 118 161 Pages

Mr. Allen Paulson
April 21, 1997
Page 2




any purpose other than in connection with the Transaction; and (iii) except as may be required by law or judicial process or as requested by any governmental, regulatory or self-regulatory organization, disclose to any person or entity the terms, conditions or other facts with respect to the Transaction (including the existence and status thereof) or that Proprietary Information has been made available to you. In any event, you shall be responsible for any disclosure of the Proprietary Information by your Representatives other than pursuant to the terms and subject to the conditions of this letter agreement.

            3. Upon written notice from the Company, you will deliver promptly to the Company all written or tangible material containing or reflecting any Information contained in the Proprietary Information (whether prepared by the Company or otherwise), without retaining any copies, summaries, analyses or extracts thereof. All documents, memoranda, notes and other writings whatsoever prepared by you or your representatives based on the information contained in the Proprietary Information shall be destroyed, and such destruction shall be certified in writing to the Company by you or your representatives supervising such destruction.

            4. Notwithstanding any provisions of this letter agreement to the contrary, in the event that you are requested or required in a judicial, administrative or governmental proceeding to disclose any Proprietary Information, you will provide the Company with prompt notice of such request so that the Company may, at its sole cost and expense, seek an appropriate protective order or waive your compliance with the confidentiality provisions of this letter agreement. If as a result of any such request or requirement, you are, in the opinion of your counsel, compelled to disclose Proprietary Information to any tribunal or else stand liable for contempt or other censure or penalty, you may disclose such Proprietary Information to such tribunal without liability hereunder provided that you comply with the notice provisions of this Section 4.
            5. Except as may be specifically provided hereafter in a definitive written agreement providing for the Transaction (a "Transaction Agreement"), the Company shall not be deemed to make or have made any representation or warranty, express or implied, as to the accuracy or completeness of any Proprietary Information which the Company furnishes to you, and the Company shall have no liability to you or any of your Representatives resulting from the use of any Proprietary Information by you or your representatives.





                                Page 119 161 Pages

Mr. Allen Paulson
April 21, 1997
Page 3




            6. Until the earliest of (i) the execution by you of a Transaction Agreement or (ii) two years from the date of this letter agreement, you agree not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee or agent of the Company or its subsidiaries regarding its business, operations, prospects or finances, except with the express written permission of the Company. You further agree that for a period of one year from the date hereof you will not hire any of the employees of the Company or its subsidiaries with whom you had contact during the period of your investigation of the Company unless such employee is terminated by the Company.

            7. You hereby acknowledge that you are aware (and that your Representatives who are apprised of this matter have been advised) that the United States securities laws prohibit you, the Representatives and any person or entity who has received material non-public information about the Company from purchasing or selling securities of the Company.

            8. Without prejudice to any rights and remedies otherwise available to the Company, the Company shall be entitled to equitable relief by way of injunction if you breach any provision of this letter agreement. No failure or delay by the Company or the representatives in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. If any party employs legal counsel to enforce any of the provisions of this letter agreement or if any action at law or equity is instituted in connection with or arising from this letter agreement, by any party against the other(s), the prevailing party(ies) shall be entitled to receive its/their costs, expenses and attorneys' fees.

            9. You also understand and agree that no contract or agreement providing for a transaction with the Company shall be deemed to exist between you and the Company unless and until a Transaction Agreement has been executed and delivered, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with a possible transaction with the Company unless and until you shall have entered into a Transaction Agreement. You also agree that unless and until a Transaction Agreement between the Company and you has been executed and delivered, the Company has no legal obligation of any kind whatsoever with respect to any such transaction by virtue of this letter agreement or any other written or




                                Page 120 of 161 Pages

Mr. Allen Paulson
April 21, 1997
Page 4




oral expression with respect to such transaction except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this paragraph, the term "Transaction Agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid on your part.

            10. This letter agreement shall be binding upon your successors and assigns and shall inure to the benefit of, and be enforceable by, the Company's successors and assigns.

            11. The provisions of this letter agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

            12. This letter agreement shall be construed (both as to validity and performance) and enforced in accordance with, and governed by, the laws of the State of Nevada applying to agreements made and to be performed wholly within such jurisdiction.

            13. This letter agreement contains the entire agreement between you and the Company concerning the confidentiality of the Proprietary Information. This letter agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this letter agreement that are to be so waived, amended or modified.

            14. This letter agreement may be executed in any number of counterparts and each of such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

            Please indicate your agreement with the foregoing by executing the accompanying copy of this letter agreement and returning it, whereupon it shall constitute a binding agreement between us as of the date first above written.

                                    Very truly yours,
                                    RIVIERA HOLDINGS CORPORATION




                                Page 121 of 161 Pages

Mr. Allen Paulson
April 21, 1997
Page 5




                                    s/ William L. Westerman
                                    -------------------------------
                                    William L. Westerman
                                    Chief Executive Officer

AGREED TO AND ACCEPTED:


s/Allen E. Paulson
-------------------------
Allen Paulson


































                                Page 122 of 161 Pages

                            R & E Gaming Corp.
                              P. O. Box 9660
                      Rancho Santa Fe, California  92061

                                           September 15, 1997

Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, Nevada  89109

Morgens, Waterfall, Vintiadis & Company, Inc.
Swiss Bank Tower, 10 East 50th Street
New York, New York  10022

Keyport Life Insurance Company
125 High Street
Boston, Massachusetts  02110

SunAmerica Life Insurance Company
One SunAmerica Center
Century City, California  90067

Ladies and Gentlemen:

          Reference is made to Schedule 3.2(a) of the Agreement and Plan of Merger, dated as of September __, 1997 (the "Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Acquisition Sub, Inc., a Nevada corporation ("RAS") and Riviera Holdings Corporation, a Nevada corporation ("Riviera"). Terms used herein but not otherwise defined shall have the meaning given to such terms as set forth in the Agreement.

          In the event that the Riviera Merger is terminated pursuant to
Section 6.1(b) or 6.1(c) of the Agreement solely by virtue of the fact that there is an order or injunction prohibiting the consummation of the Riviera Merger pursuant to an action involving Full House Resorts Inc., a Delaware corporation, then such termination shall not constitute a Non-Payment Termination Event (as defined in the Riviera Option Agreement and the Escrow Agreement) and Riviera, on behalf of its stockholders (other than the Option Sellers) shall be entitled to receive from Gaming and/or RAS the Escrow Consideration under the Escrow Agreement and the Option Sellers shall be entitled to receive the amount set forth in Section 1.3(a) under the Option Agreement.

                                    Very truly yours,

                                    R & E Gaming Corp.


                                    By: s/Allen E. Paulson
                                        ------------------------
                                        Name:  Allen E. Paulson
                                        Title: President

                                Page 123 of 161 Pages

=============================================================================





                          OPTION AND VOTING AGREEMENT

                                      by
                                     and
                                    among


                               R&E GAMING CORP.,


                                as Purchaser,



                                     and

                MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.,
                        KEYPORT LIFE INSURANCE COMPANY
                      SUNAMERICA LIFE INSURANCE COMPANY,
                   on behalf of certain investment accounts,
                                  as Sellers

                        Dated as of September 15, 1997



=============================================================================











                                Page 124 of 161 Pages

TABLE OF CONTENTS
                                                                         Page
ARTICLE I   GRANT OF OPTION.............................................
  SECTION 1.1 Grant of Option...........................................
  SECTION 1.2 Purchase Price............................................
  SECTION 1.3 Termination of Riviera Merger Agreement...................

ARTICLE II REPRESENTATIONS AND WARRANTIES...............................
  SECTION 2.1 Representations and Warranties of the Sellers.............
  SECTION 2.2 Representations and Warranties of the Purchaser...........

ARTICLE III VOTING AGREEMENTS...........................................
  SECTION 3.1 Merger....................................................
  SECTION 3.2 Competing Transaction.....................................

ARTICLE IV COVENANTS....................................................
  SECTION 4.1 Exclusive Dealing.........................................
  SECTION 4.2 No Sale...................................................
  SECTION 4.3 Further Assurances........................................
  SECTION 4.4 Expenses..................................................
  SECTION 4.5 Publicity.................................................
  SECTION 4.6 Notice of Certain Events..................................
  SECTION 4.7 Excess Proceeds...........................................

ARTICLE V CONDITIONS PRECEDENT..........................................
  SECTION 5.1 Conditions Precedent to Exercise of Purchase Options......
  SECTION 5.2 Conditions Precedent to the Sellers' Obligation...........

ARTICLE VI TERMINATION AND AMENDMENT....................................
  SECTION 6.1 Termination...............................................
  SECTION 6.2 Effect of Termination.....................................
  SECTION 6.3 Amendment.................................................

ARTICLE VII MISCELLANEOUS...............................................
  SECTION 7.1 Notices...................................................
  SECTION 7.2 Release...................................................
  SECTION 7.3 Interpretation............................................
  SECTION 7.4 Severability..............................................
  SECTION 7.5 Counterparts..............................................
  SECTION 7.6 Entire Agreement..........................................
  SECTION 7.7 Governing Law.............................................
  SECTION 7.8 Assignment................................................
  SECTION 7.9 No Third-Party Beneficiaries..............................
  SECTION 7.10 Obligations Several and not Joint........................




                                Page 125 of 161 Pages

                         OPTION AND VOTING AGREEMENT

            OPTION AND VOTING AGREEMENT (this "Agreement"), dated as of September 15, 1997, by and among R&E Gaming Corp., a Delaware corporation (together with its assignees or designees, the "Purchaser"), Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts identified on the signature pages hereto ("Morgens, Waterfall"), Keyport Life Insurance Company, ("Keyport"), and SunAmerica Life Insurance Company, an Arizona corporation ("SunAmerica," and together with Morgens, Waterfall and Keyport, the "Sellers").

            WHEREAS, concurrently with the execution and delivery of this Agreement, the Purchaser is entering into an Agreement and Plan of Merger (the "Riviera Merger Agreement") with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the Purchaser ("Acquisition Sub"), and Riviera Holdings Corporation, a Nevada corporation ("RHC"), pursuant to which the Acquisition Sub shall merge with and into RHC (the "Riviera Merger"), upon the terms and conditions set forth therein;

            WHEREAS, each Seller desires that the Purchaser, Acquisition Sub and RHC enter into the Riviera Merger Agreement;

            WHEREAS, as partial consideration for the grant by the Sellers of the option hereunder, the Purchaser agrees to pay to each Seller an amount equal to 20% of the Purchase Price (as defined in Section 1.2(a) hereof) for the shares of common stock, par value $.001 per share, of RHC (the "Common Stock") owned by such Seller, if the transactions contemplated by the Riviera Merger Agreement are not consummated, other than as a result of certain circumstances specified herein;

            WHEREAS, in order to ensure payment of the obligation described in the immediately preceding paragraph, concurrently with the execution and delivery of this Agreement and the Riviera Merger Agreement, the Purchaser has delivered a letter of credit in the face amount of $3,817,680 to Morgens, Waterfall, a letter of credit in the face amount of $2,571,480 to Keyport, and a letter of credit in the face amount of $2,285,760 to SunAmerica, each of which is substantially in the form of Exhibit A hereto (collectively, the "Letters of Credit"), each of which shall provide that it may be drawn on in the event the transactions contemplated by the Riviera Merger Agreement are not consummated, other than as a result of certain circumstances as specified herein;

            WHEREAS, Morgens, Waterfall beneficially owns 1,272,560 shares of Common Stock, which shares represent approximately 25.9% of the issued and outstanding shares of Common Stock, Keyport beneficially owns 857,160 shares of Common Stock, which Shares represent approximately 17.5% of the issued and outstanding shares of Common Stock and SunAmerica beneficially owns 761,920 shares of Common Stock, which shares represent approximately 15.5% of the issued and outstanding shares of Common Stock (such shares of Common Stock owned by the Sellers being the "Shares"); and

                                Page 126 of 161 Pages

            WHEREAS, in consideration for entering into the Riviera Merger Agreement, the Sellers desire to (i) grant to the Purchaser options to purchase, from the Sellers, all (but not less than all) of the Shares held by them as set forth above upon the terms and subject to the conditions set forth herein and (ii) vote the Shares in the manner set forth herein;

            NOW, THEREFORE, in consideration of the foregoing premises and the agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                  ARTICLE I
                                GRANT OF OPTION

            SECTION 1.1 Grant of Option. Upon the terms and subject to the conditions set forth herein, each Seller hereby grants to the Purchaser an irrevocable option (individually, a "Purchase Option" and, together with each Purchase Option granted by each of the other Sellers, the "Purchase Options") to purchase the Shares owned by such Seller.

            The Purchase Options shall be exercisable, in whole and not in part, by written notice (the "Exercise Notice") by the Purchaser delivered to each Seller, at any time after the date hereof, but not later than the date on which the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) thereof or, if the Riviera Merger Agreement has otherwise been terminated, then June 1, 1998 (such period being hereinafter referred to as the "Exercise Period"). No one Purchase Option shall be exercised individually unless all Purchase Options are exercised. In addition, in the event the Riviera Merger is consummated, the Purchase Options shall terminate automatically, the Shares shall be converted into the right to receive the Merger Consideration set forth in the Riviera Merger Agreement; it being understood that the Riviera Merger Agreement provides for a reduction of the consideration payable, upon consummation of the Riviera Merger, to each of the Sellers on account of any interest previously paid to the Sellers pursuant to Section 1.2(b) hereof. Each of the Sellers hereby consents to the reduction of the consideration payable to them under the terms of the Riviera Merger Agreement by the amount of the interest paid to them pursuant to Section 1.2(b) hereof.

            Upon exercise of the Purchase Options, subject to the conditions contained in Article V hereof, each of the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase and accept from each such Seller at the closing (the "Closing") to be held as soon as possible after the satisfaction or waiver of the conditions set forth in this Agreement (the date on which the Closing occurs shall be referred to herein as the "Closing Date"), such Seller's rights, title and interest in and to the Shares in exchange for the Purchase Price (as defined below).




                                Page 127 of 161 Pages

            SECTION 1.2   Purchase Price.

            (a) Upon exercise of the Purchase Options, the Purchaser agrees to pay to each of the Sellers, on the Closing Date, in consideration for the purchase of the Shares, an aggregate amount equal to $15 per Share, (the "Initial Purchase Price" and, when adjusted as provided in this Section 1.2, the "Purchase Price"), for an aggregate amount of $43,374,600 payable as follows: (i) $19,088,400 shall be paid to Morgens, Waterfall, (ii) $12,857,400 shall be paid to Keyport and (iii) $11,428,800 shall be paid to SunAmerica, in addition to any accrued but unpaid interest payments required by Section 1.2(b).

            (b) During the period commencing on June 1, 1997 and ending on the date immediately preceding the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms, the Purchaser agrees to pay to each of the Sellers their pro rata portion, based on the number of Shares owned, of the daily interest of $8,318.42 per day, which represents interest calculated at 7% per annum on the Initial Purchase Price for all Shares, payable monthly in arrears no later than 5 days after the date of each monthly anniversary of such execution, unless otherwise provided in this Section 1.2(b). The first payment to be made by the Purchaser shall be made on the date of execution and shall consist of all amounts due and payable until such date under this Section 1.2(b). All payments required to be made in accordance with this Section 1.2(b) shall be made by wire transfer of immediately available funds to such account as each Seller shall have designated on Exhibit B hereto.

            (c) If, between the date of this Agreement and the Closing Date, the number of issued and outstanding shares of Common Stock shall have been changed (or RHC shall have declared a record date with respect to a prospective change of the Common Stock) into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, this Agreement (including the terms "Share" and "Common Stock") will be deemed to relate to all securities issued with respect to the Common Stock, and the Purchase Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

            (d) If, between the date of this Agreement and the Closing Date, any dividend or other distribution (other than a stock dividend, which shall require the adjustment set forth in clause (c) above) is declared or paid upon the Common Stock (whether in cash, property or securities), the Purchase Price shall be reduced by the per share amount of such dividend or distribution (in the case of non-cash dividends or distributions, by an amount equal to the fair market value thereof).




                                Page 128 of 161 Pages

            (e) If, between the date of this Agreement and the Closing Date, RHC or any of its subsidiaries shall repurchase or otherwise acquire any shares of Common Stock (other than shares issued pursuant to warrants, options, convertible securities and other rights to acquire shares of Common Stock referred to in Section 2.2 of the Riviera Merger Agreement or issued in accordance with Section 4.1 thereof), and the per share consideration paid by RHC or its subsidiaries (in the case of non-cash consideration, valued of the fair market value thereof) exceeds the Purchase Price, the total Purchase Price for all Shares shall be reduced to the price determined by dividing (i) the difference between (A) the number of shares of Common Stock outstanding immediately prior to such repurchase or redemption multiplied by the Purchase Price in effect immediately prior to such purchase or redemption minus (B) the consideration, if any, paid by RHC for such repurchase or redemption, by (ii) the total number of shares of Common Stock outstanding immediately after such repurchase or redemption.

            SECTION 1.3   Termination of Riviera Merger Agreement.

            (a) The Sellers shall be entitled to receive, as partial consideration for the grant by the Sellers of the Purchase Options to the Purchaser hereunder, an amount equal to $3,817,680 (in the case of Morgens, Waterfall), $2,571,480 (in the case of Keyport) and $2,285,760 (in the case of SunAmerica), if (A) the Riviera Merger Agreement is terminated (except pursuant to a Non-Payment Termination Event (as defined herein) or (B) the Riviera Merger does not occur in accordance with the terms thereof on or before April 2, 1998 (or, if the termination date of the Riviera Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 2, 1998) for any reason other than the occurrence of a Non-Payment Termination Event, provided that the Sellers shall be entitled to the consideration described above if the Riviera Merger is not consummated as a result of the breach of the Riviera Merger Agreement by Purchaser, Acquisition Sub, or Allen E. Paulson of any covenants or warranties made by or about them in the Riviera Merger Agreement; and provided further, in any event, that no Seller shall be entitled to such compensation if the Riviera Merger Agreement is not consummated as a result of the breach of this Agreement by such Seller. A "Non-Payment Termination Event" shall mean the termination of the Riviera Merger Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(b) or 5.2(c)), 6.1(d),
6.1(e)(iii) or 6.1(e)(iv) thereof. In addition, in the event that the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) because of the failure of Purchaser, Acquisition Sub or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event, unless Mr. Allen E. Paulson is in breach of his representation and covenant contained in Section 6.2(c) of the Riviera Merger Agreement.






                                Page 129 of 161 Pages

            (b)     In order to ensure payment of the obligation described in
Section 1.3(a) hereof, concurrently with the execution and delivery of this Agreement, the Purchaser shall deliver a Letter of Credit in the face amount of $3,817,680 to Morgens, Waterfall, a Letter of Credit in the face amount of $2,571,480 to Keyport and a Letter of Credit in the face amount of $2,285,760 to SunAmerica. In the event that any Seller shall be entitled to receive compensation pursuant to Section 1.3(a) hereof, such Seller shall be entitled to receive demand payment under the Letter of Credit issued to such Seller.

            (c) In the event that the Riviera Merger Agreement is terminated pursuant to a Non-Payment Termination Event other than Sections 6.1(a) or 6.1(c) thereof, each Seller shall immediately pay to the Purchaser an amount equal to all payments received by such Seller pursuant to this Agreement (each such payment, an "Option Payment"); provided, that the Sellers shall be entitled to retain such payments if either (i) all Shares shall be purchased pursuant to this Agreement or (ii) the Riviera Merger is not consummated as a result of the breach by the Purchaser, Acquisition Sub, or Allen E. Paulson of any covenants or warranties made by or about them in the Riviera Merger Agreement.

                                  ARTICLE II
                        REPRESENTATIONS AND WARRANTIES

            SECTION 2.1 Representations and Warranties of the Sellers. Each of the Sellers severally and not jointly represents and warrants to the Purchaser as follows:

            (a) Organization and Standing. Such Seller is duly organized, validly existing and in good standing under the laws of its state of organization, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

            (b) Authority. The execution and delivery of this Agreement, and the performance by such Seller of its obligations hereunder, have been duly authorized by all necessary action on the part of such Seller and the owners of the investment accounts, if any, as to which it is acting. This Agreement has been duly executed and delivered by such Seller and, assuming the due execution and delivery hereof by the Purchaser and assuming that approval of this Agreement by RHC remains effective, this Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms; provided, however, that Section 4.7 hereof shall be enforceable in any event.

            (c) The Stock. Such Seller is the record and beneficial owner of, and has good and valid title to, the number of Shares recited to be owned by it in the recitals hereof, free and clear of all liens, encumbrances, claims, charges, security interests, pledges, restrictions, assessments and limitations (including voting limitations) of every kind whatsoever (collectively, "Liens"). Assuming that approval of this Agreement by RHC

                                Page 130 of 161 Pages
remains effective, such Seller shall deliver to the Purchaser, and the Purchaser will acquire, good and valid title in such Shares, with full voting rights, free and clear of any Liens. Except for this Agreement, there are no outstanding warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other agreements or Liens to encumber, purchase or acquire any of the Shares of such Seller or securities convertible into the Shares of such Seller. Neither such Seller nor any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder) holds either of record or beneficially any securities or capital stock of RHC or any of RHC's direct or indirect subsidiaries other than such Seller's Shares.

            (d) No Conflict. Assuming that approval of this Agreement by RHC remains effective, the execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any contract, lease, agreement, mortgage or indenture (each a "Contract") to which such Seller is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for those (i) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if any, (ii) required by the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the City of Las Vegas ("Las Vegas") and the Clark County Liquor and Gaming Licensing Board (the "CCB") (the Gaming Commission, the Control Board, Las Vegas and the CCB are collectively referred to as the "Gaming Authorities"), including, without limitation, approvals under the Nevada Gaming Control Act, as amended, and the rules and regulations promulgated thereunder (the "Nevada Act") or (iii) set forth on Schedule 2.1(d) hereto. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any law, statute, ordinance, regulation, rule or order of any Federal or Nevada authority (collectively, "Laws"), (ii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any material contract to which such Seller is a party or by which it is bound or (iii) conflict with or violate any provision of the organizational documents of such Seller.

            (e) Brokers, Finders, etc. Such Seller is not a party to any agreement or understanding that would make it subject to any valid claim of any broker, investment banker, finder or other intermediary in connection with the transactions contemplated by this Agreement.

            SECTION 2.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to each of the Sellers as follows:

            (a) Organization and Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

                                Page 131 of 161 Pages

            (b) Authority. The execution and delivery of this Agreement, and the performance by the Purchaser of its obligations hereunder, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered on behalf of the Purchaser and, assuming the due execution and delivery hereof by the Sellers and assuming that approval of this Agreement by RHC remains effective, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

            (c) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any Contract to which the Purchaser or any of its affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) those required under the HSR Act, if any, (ii) approvals, as necessary, by the Gaming Authorities, including, without limitation, approvals under the Nevada Act, (iii) approval by the RHC Board of Directors (which the Sellers represent has been granted); and (iv) set forth on Schedule 2.2(c) hereto. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Laws, (ii) result in a breach or violation of any provision of, or constitute a default under, any contract to which the Purchaser is a party or by which it is bound or (iii) conflict with any provision of the certificate of incorporation or bylaws of the Purchaser.

            (d) Purchase For Investment. Upon exercising the Purchase Options, the Purchaser represents and warrants that it intends to acquire the Shares for its own account, not as a nominee or agent, and not with a view to, or for offer or resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), without prejudice, however, to the Purchaser's right at all times to sell or otherwise dispose of all or any part of said Shares pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or under an exemption from registration available under the Securities Act and such other applicable state securities laws. The Purchaser represents and warrants that it (i) is knowledgeable, sophisticated and experienced in business and financial matters, and fully understands the limitations on transfer described above, and (ii) is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

            (e) No Brokers. Except for Jefferies & Co., Inc. whose fee will be paid by the Purchaser, neither the Purchaser nor Acquisition Sub has employed any broker or finder, nor has it incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement or the Riviera Merger Agreement.


                                Page 132 of 161 Pages

                                  ARTICLE III
                               VOTING AGREEMENTS

            SECTION 3.1 Merger. Each Seller severally agrees and covenants to each party hereto that at any meeting of stockholders of RHC called to vote upon the Riviera Merger and the Riviera Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Riviera Merger and the Riviera Merger Agreement is sought, such Seller shall cause its Shares to be present for quorum purposes and to vote (or caused to be voted) its Shares in favor of the terms thereof and each of the other transactions contemplated by the Riviera Merger Agreement.

            SECTION 3.2 Competing Transaction. Each Seller severally agrees and covenants to each party hereto that at any meeting of stockholders of RHC or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, such Seller shall vote (or cause to be voted) its Shares against (i) any merger agreement or merger (other than the Riviera Merger Agreement and the Riviera Merger), consolidation, combination, sale of substantial assets, sale or issuance of securities of RHC or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by RHC or its subsidiaries and
(ii) any amendment of RHC's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") or Bylaws or other proposal or transaction involving RHC or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of RHC under or with respect to, the Riviera Merger, the Riviera Merger Agreement or any of the other transactions contemplated by the Riviera Merger Agreement or by this Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").


                                  ARTICLE IV
                                   COVENANTS

            SECTION 4.1 Exclusive Dealing. Each Seller agrees that it will not, directly or indirectly, through any director, officer, agent, partner, shareholder, affiliate, representative or otherwise:

            (a) solicit, initiate, encourage submission of offers or proposals from, or participate in any discussions, negotiations, agreements, arrangements or understandings with, any person in respect of a Competing Transaction; or

            (b) participate in any discussions or negotiations with, or furnish or afford access to any information to, any other person regarding a Competing Transaction, or otherwise cooperate in any manner with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to engage in any Competing Transaction.


                                Page 133 of 161 Pages

            SECTION 4.2 No Sale. Without limiting the foregoing, each Seller agrees that it will not, directly or indirectly, (i) sell, transfer, assign, pledge, hypothecate or otherwise encumber or dispose of, (ii) give a proxy with respect to, or (iii) limit the right to vote in any manner, any of the Shares owned by it, except pursuant to the express terms of this Agreement.

            SECTION 4.3 Further Assurances. From time to time, whether before, at, or after the Closing, each party hereto agrees to execute and deliver, or cause to be executed and delivered, such additional instruments, certificates and other documents, and to take such other action, as any other party hereto may reasonably require in order to carry out the terms and provisions of this Agreement and the transactions contemplated hereby (including, without limitation, voting the Shares in favor of any such transaction).

            SECTION 4.4 Expenses. All reasonable actual out of pocket costs and expenses, including reasonable legal fees incurred solely and directly in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be paid by the Purchaser upon receipt of reasonably detailed statements or invoices therefor.

            SECTION 4.5 Publicity. Each Seller and the Purchaser agree that, prior to the Closing, no public release or announcement concerning this Agreement shall be issued by any such party without the prior written consent (which consent shall not be unreasonably withheld) of the other parties hereto, except as such release or announcement may be required by law (in which event the other parties hereto shall have reasonable opportunity to comment on the form and content of the disclosure).

            SECTION 4.6 Notice of Certain Events. Each Seller and the Purchaser each agrees to notify each other party hereto promptly of (a) any event or condition that, with or without notice or lapse of time, would cause any of the representations and warranties made by such party herein to be no longer complete and accurate as of any date on or before the Closing Date, (b) any failure, with or without notice or lapse of time, on the part of such party to comply with any of the covenants or agreements on its part contained herein at any time on or before the Closing Date or (c) the occurrence of any event, with or without notice or lapse of time, that may make the satisfaction of any of the conditions set forth in Section 5.1 hereof impossible or unlikely.

            SECTION 4.7 Excess Proceeds. Morgens, Waterfall hereby acknowledges its satisfaction with the price per Share provided herein and in the Riviera Merger Agreement and, in recognition thereof, hereby agrees to pay to the Purchaser an amount equal to 100% of the fair market value of the net after tax proceeds per Share from any sale, transfer or other disposition of its Shares (other than pursuant to the Purchase Option, the Riviera Merger or the transactions contemplated thereby) in excess of the Purchase Price, if all of the following conditions are satisfied:


                                Page 134 of 161 Pages

                        (i) such sale, transfer or other disposition (x) occurs prior to the date which is 12 months subsequent to the date of the termination of the Riviera Merger Agreement pursuant to Sections 6.1(d)(iii), 6.1(d)(iv), 6.1(e)(iii), or 6.1(e) (iv)
            of the Riviera Merger Agreement or (y) is effected pursuant to an agreement or understanding, oral or written, which is entered into prior to such date;

                        (ii) Morgens, Waterfall shall have also sold, transferred or disposed (including by way of merger) of its shares of common stock in Elsinore Corporation, a Nevada Corporation ("Elsinore"), for consideration equal to or greater than $3.16 per share, which sale, transfer or other disposition of shares in Elsinore (x) occurs prior to the date which is 12 months subsequent to the date of the termination of the Riviera Merger Agreement pursuant to Sections 6.1(d)(iii), 6.1(d)(iv), 6.1(e)(iii) or 6.1(e)(iv) of the Riviera Merger Agreement or (y) is effected pursuant to an agreement or understanding, oral or written, which is entered into prior to such date; and

                        (iii) the Purchaser was not able to exercise the Purchase Options because of the failure to satisfy (but not by waiver) the conditions set forth in Sections 5.2(a), 5.2(b), 5.2(c), or 5.2(d) hereof.

Morgens, Waterfall shall make the payment referenced herein within two business days of receipt of such proceeds.

                                  ARTICLE V
                             CONDITIONS PRECEDENT

            SECTION 5.1 Conditions Precedent to Exercise of Purchase Options. The Purchaser shall have no obligation to exercise the Purchase Options. Upon exercise of the Purchase Options, the obligation of the Purchaser to purchase the Shares shall be subject to the satisfaction or (except in the case of Section 5.1(c)(i), which may not be waived) waiver by the Purchaser on the Closing Date of each of the following conditions precedent:

            (a) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

            (b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement, the Riviera Merger Agreement, the Agreement and Plan of Merger, by and among the Purchaser, Elsinore Acquisition Sub, Inc., a Nevada corporation, and Elsinore, or the Option and Voting Agreement by and between the Purchaser and Morgens, Waterfall with respect to Elsinore, shall be in effect or shall be threatened.


                                Page 135 of 161 Pages

            (c) Consents. All consents, approvals, authorizations and waivers from third parties and governmental and regulatory authorities required or advisable to consummate the transactions contemplated hereby (the "Approvals") shall have been obtained before the Closing Date and, in the case of clauses (ii) and (iii) below, before the execution of this Agreement and shall not have expired or been rescinded, including the following:

                  (i) All necessary gaming approvals, including, without limitation, licensing or finding of suitability of the Purchaser and approval of a change of control of RHC by the Gaming Authorities;

                  (ii) Waiver by the Board of Directors of RHC of any voting restrictions under the Articles of Incorporation that are applicable to a purchaser of greater than ten percent of the issued and outstanding shares of Common Stock; and

                  (iii) All approvals and waivers necessary to exempt the Purchaser for purposes of the transactions contemplated hereby from applicable merger moratorium statutes and control share acquisition statutes, including, without limitation, Nevada Revised Statutes Sections 78.411-.444 and 78.378-.3793;

            (d) Representations and Warranties. The representations and warranties of each Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date (and by delivery of the Shares each Seller shall be deemed to affirm the satisfaction of this condition).

            (e) Performance of Obligations of Sellers. Each Seller shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date (and by delivery of the Shares each Seller shall be deemed to affirm the satisfaction of this condition).

            (f) Death and Disability. There shall not have occurred the death or the Disability of Mr. Allen E. Paulson. As used herein, "Disability" means Mr. Allen E. Paulson's incapacity due to physical or mental illness, injury or disease, which incapacity renders him unable to perform the requisite duties of the chief executive officer of the Purchaser for a consecutive period of 90 days or more. Any question as to the existence, extent or potentiality of Mr. Allen E. Paulson's disability upon which the Purchaser and the Sellers cannot agree, such question shall be determined by a qualified, independent physician selected by RHC and approved by the Purchaser and the disputing Sellers (each of whose approval shall not be unreasonably withheld or delayed). The determination of such physician shall be final and conclusive for all purposes of this Agreement.

            (g) No Violation of Law. The consummation of the Purchase Options shall not constitute a violation of any Laws.


                                Page 136 of 161 Pages

            SECTION 5.2 Conditions Precedent to the Sellers' Obligation. The obligation of each of the Sellers to sell, assign, transfer, convey and deliver the Shares owned by it or the investment accounts it manages, as applicable, upon exercise of the Purchase Options by the Purchaser shall be subject to the satisfaction or (except in the case of Sections 5.2(a) and 5.2(c), which may not be waived), waiver on the Closing Date of each of the following conditions precedent:

            (a) HSR Act. The waiting period under the HSR Act, if applicable to the Purchaser, shall have expired or been terminated.

            (b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

            (c) Consents. All Approvals shall have been obtained and shall not have expired or been rescinded, including those set forth in Section 5.1(c).

            (d) No Violation of Law. The consummation of the Purchase Options shall not constitute a violation of any Laws.

            (e) Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement (and by its acceptance of the Shares, the Purchaser shall be deemed to reaffirm the accuracy of such representations and warranties).

            (f)Performance of Obligations of the Purchaser. The Purchaser shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date (and by its acceptance of the Shares, the Purchaser shall be deemed to affirm the satisfaction of this condition), including the payment of the Purchase Price and all unpaid amounts, if any payable under Section 1.2(b).

                                 ARTICLE VI
                          TERMINATION AND AMENDMENT

            SECTION 6.1 Termination. This Agreement shall terminate without any further action on the part of the Purchaser or any of the Sellers if (i) the Purchase Options have been exercised and the Closing has occurred, (ii) the Purchase Options have not been exercised and either (x) the Riviera Merger has been consummated or (y) the Riviera Merger Agreement has been terminated pursuant to Sections 6.1(a), (b), (c), (d), (e)(i) or (e)(ii) thereof or (iii) June 1, 1998 shall have occurred.

            SECTION 6.2 Effect of Termination. In the event this Agreement shall have been terminated in accordance with Section 6.1 of this Agreement, this Agreement shall forthwith become void and have no effect, except (i) to the extent such termination results from a breach by any of the parties hereto

                                Page 137 of 161 Pages
of any of its obligations hereunder (in which case such breaching party shall be liable for all damages allowable at law and any relief available in equity), (ii) as otherwise set forth in any written termination agreement, if any, (iii) that Sections 1.3 and 4.7 shall survive the termination of this Agreement, and (iv) that the provisions of Sections 3.1 and 3.2 hereof shall survive the termination of the Riviera Merger Agreement until the earlier of
(A) the consent of the Sellers to the termination of the provisions of Sections 3.1 and 3.2 hereof and (B) June 1, 1998.

            SECTION 6.3 Amendment. This Agreement and the Schedules and Exhibits hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in any Schedule and Exhibit hereto, or in any document delivered pursuant hereto, and
(c), subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver (i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.


                                 ARTICLE VII
                                MISCELLANEOUS

            SECTION 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by automatic transmission report), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the other party as follows:

                  (a)   if to the Purchaser, to:

                        P.O. Box 9660
                        Rancho Santa Fe, CA 92067
                        Attention:  Mr. Allen E. Paulson
                        Telephone:(619) 759-5990
                        Telecopy:(619) 756-3194

                        with a copy to:

                        Skadden, Arps, Slate, Meagher & Flom LLP
                        300 South Grand Avenue, Suite 3400
                        Los Angeles, California  90071
                        Attention:  Brian J. McCarthy, Esq.

                        Telephone:(213) 687-5070
                        Telecopy:(213) 687-5600

                                Page 138 of 161 Pages

                    (b)  if to Morgens, Waterfall, to:

                        Swiss Bank Tower
                        10 East 50th Street
                        New York, New York  10022
                        Attention:  Mr. Bruce Waterfall

                        Telephone:(212) 705-0500
                        Telecopy:(212) 838-5540

                        with a copy to:

                        O'Melveny & Myers, LLP
                        400 South Hope Street
                        Los Angeles, CA 90071-2899
                        Attention:  C. James Levin, Esq.

                        Telephone:(213) 669-6578
                        Telecopy:(213) 669-6407

                   (c)  if to Keyport, to:

                        Mr. Steve Lockman
                        Stein Roe & Farnham Incorporated
                        One South Wacker Drive
                        33rd Floor
                        Chicago, Illinois 60606-4685

                        Telephone:(312) 368-7788
                        Telecopy:(312) 368-8144

                        with a copy to:

                        Stacy Winick
                        Stein Roe & Farnham Incorporated
                        One South Wacker Drive
                        33rd Floor
                        Chicago, Illinois 60606-4885

                   (d)  if to SunAmerica, to:

                        Mr. Peter McMillan
                        SunAmerica, Inc.
                        One SunAmerica Center
                        Century City, California 90067

                        Telephone:(310) 772-6101
                        Telecopy:(310) 772-6150


                                Page 139 of 161 Pages
                        with a copy to:

                        Mr. Alan Nussenblatt
                        SunAmerica, Inc.
                        One SunAmerica Center
                        Century City, California 90067

                        Telephone:(310) 772-6110
                        Telecopy:(310) 772-6030

            SECTION 7.2 Release. Upon the exercise of the option by the Purchaser to acquire the Shares, the Purchaser shall hereby release on behalf of itself and RHC all claims, causes of actions, rights and liabilities held by the Purchaser or RHC against each Seller based on or arising from such Seller's ownership of the Shares or actions as a Stockholder of RHC at all times to and including the Closing Date, and the sale of the Shares to the Purchaser, except for the representations and warranties of each Seller set forth in Sections 2.1(b) and 2.1(c) hereof which shall survive indefinitely.

            SECTION 7.3 Interpretation. When a reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to the applicable Section, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When the words "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All accounting terms not defined in this Agreement shall have the meanings determined by generally accepted accounting principles as of the date hereof. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

            SECTION 7.4 Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

            SECTION 7.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to constitute but one and the same instrument.

            SECTION 7.6 Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

            SECTION 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that otherwise might govern under any applicable principles of conflicts of law, except that gaming approval requirements shall be governed by and construed in accordance with the laws of the State of Nevada.

                                Page 140 of 161 Pages

            SECTION 7.8 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that the Purchaser may assign the Purchase Options and the obligations under this Agreement to any other person who is designated by the Purchaser and; further provided, that the Purchaser shall remain responsible for the performance of such designee's obligations.

            SECTION 7.9 No Third-Party Beneficiaries. Nothing herein expressed or implied shall be construed to give any person other than the parties hereto (and their respective successors and assigns) any legal or equitable rights hereunder.

            SECTION 7.10 Obligations Several and not Joint. The obligations of the Sellers hereunder are several and not joint, and no Seller shall be liable for the breach or default hereunder by any other Seller.

            IN WITNESS WHEREOF, each of the parties hereto has caused its duly authorized officers to execute this Agreement as of the date first above written.

                                    R&E GAMING CORP.


                               By:  s/Allen E. Paulson
                                    -----------------------------------------
                                    Name:
                                    Title:


                                    MORGENS, WATERFALL,
                                      VINTIADIS & COMPANY, INC.

                               By:  s/Bruce Waterfal
                                    ------------------------------------------
                                    Name: BRUCE WATERFALL PRESIDENT
                                    Title: PRESIDENT









                                Page 141 of 161 Pages
                                    on behalf of the investment accounts for the entities listed below

                                    BETJE PARTNERS

                                    THE COMMON FUND

                                    MORGENS WATERFALL INCOME PARTNERS

                                    PHOENIX PARTNERS, L.P.

                                    MWV EMPLOYEE RETIREMENT PLAN GROUP TRUST

                                    RESTART PARTNERS, L.P.

                                    RESTART PARTNERS II, L.P.

                                    RESTART PARTNERS III, L.P.

                                    KEYPORT LIFE INSURANCE COMPANY

                               By:  s/Stewart R. Morrison
                                    -----------------------------------------
                                    Name: STEWART R. MORRISON
                                    Title: SENIOR V.P. and CHIEF INVESTMENT
                                             OFFICER


                                    SUNAMERICA LIFE INSURANCE COMPANY


                               By:  s/Alan J. Nussenblatt
                                    -------------------------------------
                                    Name: ALAN J. NUSSENBLATT
                                    Title: AUTHORIZED AGENT















                                Page 142 of 161 Pages

Exhibit A

          Attachment to              L/C Application

ISSUING BANK LETTERHEAD              DATE: (date of L/C)

                                     IRREVOCABLE STANDBY LETTER OF CREDIT
                                     NUMBER (L/C NUMBER)

BENEFICIARY:                         APPLICANT
                                     (Applicant's name and address)

                                     DATE AND PLACE OF EXPIRY:
                                     (day/month/year)
                                     AT OUR COUNTERS

                                     AMOUNT:  (currency amount of L/C)

GENTLEMEN:

We hereby establish our irrevocable standby letter f credit in your favor available by payment of your drafts at sight drawn on City National Bank, International Department, Los Angeles, California and accompanied by the documents as specified below:

1.   The original standby letter of credit, and amendment(s) if any.

2.   Beneficiary's signed and dated statement worded as per attached Exhibit.

Each draft drawn here under must state "drawn under credit number (L/C Number) of City National Bank, Los Angeles, California."

We hereby engage with you that all drafts drawn under and in compliance with the terms and conditions of the credit shall be duly honored if presented for payment at the office of City National Bank, International Department, 608 South Olive Street, Suite 300, Los Angeles.

Except so far as otherwise expressly stated, this credit is subject to the uniform customs and practice for documentary credits, (1995 Revision), International Chamber of Commerce Publication No. 600.

Sincerely,

____________________________
(authorized bank signature)

Standby Wording Approval
Print Name:

___________________________
Authorized signature - Date

                                Page 143 of 161 Pages

                                   EXHIBIT A
                                   ---------

                    CERTIFICATE FOR DRAWING WITH RESPECT TO
                     IRREVOCABLE LETTER OF CREDIT NO. ____
                           DATED ______________, 1997

            The undersigned, a duly authorized officer of [Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens, Waterfall")] [Keyport Life Insurance Company ("Keyport")] [SunAmerica Life Insurance Company ("SunAmerica")] (the "Seller") hereby certifies to City National Bank (the "Bank"), with reference to irrevocable letter of credit No. ____ (the "Letter of Credit"; any capitalized term used herein and not defined shall have its respective meaning as set forth in the Letter of Credit) issued by the Bank in favor of the Seller that all of the following has occurred:

            (1) Either (x) the Agreement and Plan of Merger, dated as of September 15, 1997 (the "Riviera Merger Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Acquisition Sub, Inc., a Nevada corporation, and Riviera Holdings Corporation, a Nevada corporation, has terminated or (y) the Riviera Merger (as defined in the Riviera Merger Agreement) has not occurred in accordance with the terms thereof on or before April 1, 1998 (or, if the termination date of the Riviera Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 1, 1998); and

            (2) The Seller is entitled to payment in the amount of $_______ in accordance with the terms of Section 1.3(a) of the Option and Voting Agreement dated September 15, 1997, by and among Gaming, Morgens, Waterfall, Keyport and SunAmerica.

            Demand is hereby made under the Letter of Credit for $_______. Please remit payment to the Seller, account number _________, at _________, ABA No. __________, REF.:______________.














                                Page 144 of 161 Pages

                                    EXHIBIT B
                                    ---------

Seller                                            Account
----------------------------------------------------------------------------
Morgens, Waterfall                     Citibank N.Y.
                                       ABA #:  021000089
                                       For:  Morgan Stanley & Co.
                                       Account #:  38890774
                                       Credit To:   Edwin Morgens and
                                                    Bruce Waterfall as
                                       Agents
                                       Sub-Account #:  038-30008

                                       Ref:    Elsinore/Riviera Option
                                               Agreement Interest

Keyport                                Federal Reserve Bank of Boston
                                       011001234/Bos Safe Dep/Cust
                                       DDA # 108111
                                       For:  Keyport/KeyF0005002

SunAmerica                             Citibank
                                       New York, New York
                                       ABA # 021000089
                                       SunAmerica Life Insurance Company
                                       Account # 40573831






















                                Page 145 of 161 Pages

                                   SCHEDULE 2.1(d)


Any other consents, approvals, orders, authorization of, or registration, declaration or filing with, any Nevada state or local authority.












































                                Page 146 of 161 Pages

                               SCHEDULE 2.2(c)


Any other consents, approvals, orders, authorizations of, or registration, declaration or filing with, any Nevada state or local authority.











































                                Page 147 of 161 Pages

                                ESCROW AGREEMENT

          ESCROW AGREEMENT, dated as of September 15, 1997 (this "Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Holdings Corporation, a Nevada corporation (the "Company"), and State Street Bank and Trust Company of California, N.A., as escrow agent (the "Escrow Agent").

                               RECITALS:

          WHEREAS, concurrently with the execution and delivery of this Agreement, Gaming is entering into (i) the Agreement and Plan of Merger (the "Riviera Merger Agreement") with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("RAS") and the Company, pursuant to which RAS has agreed to merge with and into the Company (the "Riviera Merger"), whereupon the separate existence of RAS shall cease and the Company shall continue as the surviving corporation and shall be a wholly owned subsidiary of Gaming, upon the terms and subject to the conditions set forth in the Riviera Merger Agreement and (ii) the Option and Voting Agreement (the "Riviera Option Agreement"), with Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts identified on the signature pages thereto ("Morgens, Waterfall"), Keyport Life Insurance Company, on behalf of a certain investment account identified on the signature pages thereto ("Keyport") and SunAmerica Life Insurance Company, an Arizona corporation ("SunAmerica," and together with Morgens, Waterfall and Keyport, the "Option Sellers"); and

          WHEREAS, as a condition to the execution and delivery of the Riviera Merger Agreement and the Riviera Option Agreement, Gaming and the Company desire and have agreed to enter into this Agreement, to, among other things, appoint the Escrow Agent and set forth the terms for the payment or return, as applicable, of the Escrow Consideration (as defined in Section 1 hereof);

          NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

          Section 1. Appointment of Escrow Agent. (a) The Escrow Agent is hereby appointed by each of Gaming and the Company and the Escrow Agent hereby accepts its appointment to act as escrow agent for Gaming and the Company with respect to the escrow consideration (the "Escrow Consideration") deposited on the date hereof, and on such other dates as set forth in (ii) below, into this escrow ("Escrow"), consisting of (i) cash or one or more letters of credit in substantially the form attached hereto as Exhibit A (the "Riviera Letter of Credit"), issued by City National Bank (the "LC Issuer"), in the amount of $4,666,755, plus interest in an amount equal to 7% per annum on $23,333,775 from June 1, 1997 through the date immediately preceding the execution date hereof and (ii) cash or letters of credit (the "Additional Amounts" and, together with the Riviera Letter of Credit, the "Letters of Credit"), each such Additional Amount in the amount of $4,474.97 multiplied by the number of days in the month prior to each Anniversary Date (as defined below) (except as set forth below), to be deposited into Escrow and to become part of the Escrow not later than the fifth business day following each monthly anniversary (an "Anniversary Date") of the date hereof, until (and upon) the occurrence of (x)

                                Page 148 of 161 Pages
the time that the articles of merger are filed with the Secretary of State of the State of Nevada in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes, or such later date as set forth in such filing, but in no event later than April 1, 1998, unless extended as provided in Section 6.1(c) of the Riviera Merger Agreement (the "Effective Time") or (y) the termination (the "Termination") of the Riviera Merger Agreement in accordance with Article VI thereof (the date on which the earlier of (x) or (y) shall occur is hereinafter referred to as the "Escrow Termination Date"); provided, that, if the Effective Time or the Termination, as applicable, shall occur on a date other than an Anniversary Date, the Additional Amount for the period from the last Anniversary Date with respect to which an Additional Amount was deposited into Escrow, to the date immediately preceding the Effective Time or the Termination, as applicable (the "Partial Period"), shall be in an amount equal to $4,474.97, multiplied by the number of days in the Partial Period. Immediately upon the occurrence of the Effective Time or the Termination, as applicable, Gaming shall furnish to the Escrow Agent a certificate setting forth the particulars of such event and the date on which it occurred.

               (b) If any part of the Escrow Consideration consists of cash ("Cash"), immediately upon the receipt of any Cash, any Escrow Agent shall deposit such Cash in a money market mutual fund registered under the Investment Company Act of 1940, the principal of which is invested solely in obligations of the United States or its agencies. All interest earned in such account (the "Cash Interest") shall be for the benefit of Gaming, shall not be part of the Escrow Consideration and shall be paid to Gaming at the same time as the delivery or release of the Escrow Consideration or the funds underlying the Escrow Consideration.

          Section 2. Treatment of Letters of Credit. The Letters of Credit shall be delivered to and held by the Escrow Agent until (i) the funds issued to the Escrow Agent from the LC Issuer pursuant to the Letters of Credit are paid as provided in Section 3 hereof to the holders (the "Stockholders") of outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of the Company, other than shares of Common Stock beneficially owned by the Option Sellers, Gaming, RAS or Mr. Allen E. Paulson (the "Disqualified Holders") or (ii) the Escrow Consideration, together with the Cash Interest, if any, are returned to Gaming as provided in Section 4 hereof (in which case the Letters of Credit shall immediately be terminated and cancelled and the cash portion, if any, thereof returned to Gaming).

          The Escrow Agent may assume without inquiry that no Stockholder is a Disqualified Holder until it receives (and has a reasonable opportunity to act upon) a certificate setting forth the identity of each Disqualified Holder and how and by whom his or her shares of Common Stock are held.

          Section 3. Delivery of Escrow Consideration Funds to the Stockholders. Upon the receipt of a certificate from the Company, certifying that the Riviera Merger Agreement has been terminated pursuant to a termination event which is not a Non-Payment Termination Event (as defined herein) (the "Company Certificate") (a copy of which shall be simultaneously

                                Page 149 of 161 Pages
delivered to Gaming), the Escrow Agent shall deliver notice to the LC Issuer as provided in the Letters of Credit (the "Notice") and, upon receipt of the funds from the Letters of Credit, shall deliver such funds to the Company (upon the Company's receipt of such funds from the Escrow Agent, the Company shall distribute such funds to the Stockholders, other than the Disqualified Holders), subject to the provisions of Section 5 hereof, and shall pay to Gaming the Cash Interest, if any; provided, that, the Escrow Agent shall not make a request for payment pursuant to the Letters of Credit if the Escrow Agent has received from Gaming, within ten business days following receipt by Gaming of the Company Certificate, a certificate contesting the action to be taken by the Escrow Agent (a "Gaming Contesting Certificate"), in which case the Escrow Agent shall not deliver the Notice to the LC Issuer. A "Non-Payment Termination Event" shall mean the termination of the Riviera Merger Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(b), or 5.2(c)), 6.1(d),
6.1(e)(iii) or 6.1(e)(iv) thereof. In addition, in the event that the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) because of the failure of Gaming, RAS or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event, unless Mr. Allen E. Paulson is in breach of his representation and covenant contained in Section 6.2(c) of the Riviera Merger Agreement. The Escrow Agent may rely on a Company Certificate without inquiry and need not verify that any of the events described therein actually occurred.

          Section 4. Delivery of Escrow Consideration to Gaming. Upon the receipt of a certificate from Gaming certifying that (a) the Effective Time has occurred or (b) the Riviera Merger Agreement has been terminated other than in a manner pursuant to which the Escrow Consideration funds are to be delivered to the Stockholders in accordance with Section 3 hereof (the "Gaming Certificate") (a copy of which shall be simultaneously delivered to the Company), the Escrow Agent shall immediately deliver the Escrow Consideration, together with the Cash Interest, if any, to Gaming, and the Escrow shall promptly terminate; provided, that the Escrow Agent shall not deliver the Escrow Consideration and the Cash Interest to Gaming if the Escrow Agent has received from the Company, within ten business days following receipt by the Company of the Gaming Certificate, a certificate contesting the action to be taken by the Escrow Agent (a "Company Contesting Certificate").

          Section 5. Disputes. In the event a Gaming Contesting Certificate or a Company Contesting Certificate has been delivered to the Escrow Agent, the Escrow Agent shall not make the request for payment for the LC Issuer under Section 3 hereof or the payment under Section 4 hereof and the dispute shall be resolved by arbitration in Las Vegas, Nevada, by the American Arbitration Association. Each of the Company and Gaming shall be entitled to select one arbitrator and such arbitrators shall select a third arbitrator who shall act as the chairman of the arbitration panel. If either Gaming or the Company shall fail to appoint an arbitrator within 10 days after notice of commencement of the arbitration, or the chairman of the arbitration panel shall not have been selected within 10 days after the selection by the parties of the two arbitrators, then the arbitrator or arbitrators in question shall be selected by the American Arbitration Association. The decision of the arbitration panel shall be final and binding and the fees of the arbitrators shall be borne by the party which loses the arbitration. If the prevailing party is the Company, the Escrow Agent shall continue to include the Additional Amounts referred to in clause (ii) of Section 1 hereof.

                                Page 150 of 161 Pages

          Section 6. Escrow Agent Expenses. All fees of the Escrow Agent for establishing and holding Escrow and paying out the Escrow Consideration shall be borne equally by the Company and by Gaming. The Escrow Agent shall receive the fees provided in Exhibit B annexed hereto.

          Section 7.     Limitations on Escrow Agent's Liability and Duties.
(a) The Escrow Agent shall neither be responsible for or under, nor chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed between/among the parties hereto. This Agreement sets forth all of the obligations of the Escrow Agent, and no additional obligations shall be implied from the terms of this Agreement or any other agreement, instrument or document.

               (b) The Escrow Agent may act in reliance upon any instruction, notice, certification, demand, consent, authorization, receipt, power of attorney or other writing, delivered to it by any other party in accordance with the provisions of Section 10 hereof, without being required to determine the authenticity or validity thereof or the correctness of any fact stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgment or order. The Escrow Agent may act in reliance upon any signature believed by it to be genuine, and may assume that such person has been properly authorized to do so.

          (c) The Company agrees to reimburse the Escrow Agent on demand for, and to indemnify and hold the Escrow Agent harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable attorneys' fees, costs and disbursements) that the Escrow Agent may suffer or incur in connection with this Agreement and its performance hereunder or in connection herewith, except to the extent such loss, liability, damage or expenses arise from its willful misconduct or gross negligence as adjudicated by a court of competent jurisdiction.

               (d) The Escrow Agent may consult with legal counsel of its selection in the event of any dispute or question as to the meaning or construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such counsel. The Company agrees to reimburse the Escrow Agent on demand for reasonable legal fees, disbursements and expenses.

               (e) The Escrow Agent shall be under no duty to give the property held in Escrow by it hereunder any greater degree of care than it gives its own similar property.

               (f) In the event of any disagreement between/among any of the parties to this Agreement, or between/among them or either or any of them and any other person, resulting in adverse claims or demands being made in connection with the subject matter of the Escrow, or in the event that the Escrow Agent, in good faith, be in

                                Page 151 of 161 Pages
doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not become liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all parties shall have been fully and finally adjudicated by a court of competent jurisdiction or (ii) all differences shall have been adjusted and all doubt resolved by agreement among all of the interested persons, and the Escrow Agent shall have been notified thereof in writing signed by all such persons. The rights of the Escrow Agent under this paragraph are cumulative of all other rights which it may have by law or otherwise.

               (g) Before the Escrow Agent makes any distribution of Escrow Consideration, Cash Interest or any other amount distributable by it pursuant to this Agreement, it may require the recipient to first deliver to the Escrow Agent an IRS Form W-9 or such other documentation as may be required by the Escrow Agent to permit it to report the distribution to the appropriate tax authorities.

          Section 8. Successor Escrow Agent. (a) Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all of the corporate trust business of the Escrow Agent in its individual capacity (including the trust established by this Agreement) may be transferred, shall be the Escrow Agent under this Agreement without further act.

               (b) The Escrow Agent may, in its sole discretion, resign and terminate its position hereunder at any time following thirty days written notice to the other parties hereto. Any such resignation shall terminate all obligations and duties of the Escrow Agent hereunder. On the effective date of such resignation, the Escrow Agent shall deliver this Agreement together with any and all related instruments or documents to any successor Escrow Agent agreeable to the parties hereto. If a successor Escrow Agent has not been appointed prior to the expiration of thirty days following the date of the notice of such resignation, the then acting Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent, or other appropriate relief. Any such resulting appointment shall be binding upon all of the parties to this Agreement.

          Section 9. Termination; Survival. This Agreement may be terminated upon the joint written instructions of the Company, Gaming and the Escrow Agent, or upon the release of the Escrow Consideration as otherwise specified herein. Notwithstanding any such termination, the provisions of
Section 7 hereof shall survive for a period a one year following termination.


                                Page 152 of 161 Pages

          Section 10. Compliance. Strict compliance shall be required with each and every provision of this Agreement, it being understood and agreed that no party shall have any right to receive the items held in escrow by the Escrow Agent, except as specifically contemplated herein. The parties hereto agree that failure to perform the obligations hereunder and abide by the conditions set forth in this Agreement shall result in irreparable damage and that monetary damages shall be inadequate to compensate therefor. Accordingly, the parties hereby agree that, in addition to any other rights, remedies or damages available hereunder, at law or in equity, any party hereto shall be entitled to a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or to restrain any such failure or threatened failure or to specific performance to enforce these obligations and conditions as may be obtained by suit in equity.

          Section 11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by automatic transmission report), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

               (a)     if to Gaming, to:

                       P.O. Box 9660
                       Rancho Santa Fe, CA  92067
                       Fax:  (619) 756-3194
                       Attention:  Mr. Allen E. Paulson

                       with a copy to:

                       Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                       Los Angeles, California  90071
                       Fax (213) 687-5600
                       Attention:  Brian J. McCarthy, Esq.

               (b)     if to the Company, to:
                       2901 Las Vegas Boulevard South
                       Las Vegas, Nevada  89109
                       Fax:  (702) 794-9277
                       Attention:  Mr. William L. Westerman

                       with a copy to:

                       Dechert Price & Rhoads
                       30 Rockefeller Plaza
                       New York, NY  10112
                       Fax:  (212) 698-3599
                       Attention:  Fredric Klink, Esq.


                                Page 153 of 161 Pages

               (c)     if to the Escrow Agent, to:

                       State Street Bank and Trust Company
                          of California, N.A.
                       725 South Figueroa Street
                       Suite 3100
                       Los Angeles, CA  90017
                       Fax:  (213) 362-7357

                       Attention:  Corporate Trust Department
                                   (R&E Gaming Corp. 1997 Escrow)

          Notwithstanding the foregoing, notices to the Escrow Agent shall be effective only upon receipt.

          Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the principles of conflicts of law thereof. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to jurisdiction of the courts of the State of Nevada and of the United States of America located in the State of Nevada for any litigation arising out of or relating to this Agreement (and the transactions contemplated hereby).

          Section 13. Assignment. Except as set forth in Section 8 hereof, this Agreement may not be assigned by either party hereto without the prior written consent of each of the other parties hereto, except that Gaming may assign this Agreement to any of its affiliates without the prior written consent of the other parties hereto; provided, that, no such assignment shall relieve Gaming of its obligations hereunder if such assignee does not perform such obligations.

          Section 14.     Miscellaneous.

               (a) Subject to Section 6 hereof, the Escrow Agent hereby waives any and all rights to offset it may have against Gaming, the Company, or any other person or entity with respect to any amounts held in Escrow.

               (b) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to constitute but one and the same Agreement.


                                Page 154 of 161 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

                                  R&E GAMING CORP.


                                  By: s/Allen E. Paulson
                                     --------------------------------------
                                     Name:
                                     Title:

                                  RIVIERA HOLDINGS CORPORATION


                                  By: s/William L. Westerman
                                      --------------------------------------
                                      Name: William L. Westerman
                                      Title: President

                                  STATE STREET BANK AND TRUST
                                  COMPANY OF CALIFORNIA, N.A.,
                                  as Escrow Agent



                                  By: s/Jeanie Mar
                                     ----------------------------------------
                                     Name: JEANIE MAR
                                     Title: ASSISTANT VICE PRESIDENT






                                Page 155 of 161 Pages

Exhibit A

          Attachment to              Standby L/C Application

ISSUING BANK LETTERHEAD              DATE: (date of L/C)

                                     IRREVOCABLE STANDBY LETTER OF CREDIT
                                     NUMBER (L/C NUMBER)

BENEFICIARY:                         APPLICANT
(beneficiary name and address)       (Applicant's name and address)

                                     DATE AND PLACE OF EXPIRY:
                                     (day/month/year)
                                     AT OUR COUNTERS

                                     AMOUNT:  (currency amount of L/C)

GENTLEMEN:

We hereby establish our irrevocable standby letter of credit in your favor available by payment of your drafts at sight drawn on City National Bank, International Department, Los Angeles, California and accompanied by the documents as specified below:

1.   The original standby letter of credit, and amendment(s) if any.

2.   Beneficiary's signed and dated statement worded as per attached Exhibit.

Each draft drawn here under must state "drawn under credit number (L/C Number) of City National Bank, Los Angeles, California."

We hereby engage with you that all drafts drawn under and in compliance with the terms and conditions of the credit shall be duly honored if presented for payment at the office of City National Bank, International Department, 505 South Olive Street, Suite 300, Los Angeles.

Except so far as otherwise expressly stated, this credit is subject to the uniform customs and practice for documentary credits, (1995 Revision), International Chamber of Commerce Publication No. 600.

Sincerely,

____________________________
(authorized bank signature)

Standby Wording Approval
Firm Name:

___________________________
Authorized signature - Date

                                Page 156 of 161 Pages

Exhibit A

                           ESCROW AGENT NOTICE

          The undersigned, a duly authorized officer of State Street Bank and Trust Company of California, N.A. (the "Escrow Agent"), hereby certifies to City National Bank (the "Bank") with reference to irrevocable letter of credit No. _____ (the "Letter of Credit") issued by the Bank that the Escrow Agent is delivering Notice (as such term is defined in the Escrow Agreement, dated as of September ___, 1997 by and among R & E Gaming Corp., a Delaware corporation, Riviera Holdings Corporation and the Escrow Agent (the "Escrow Agreement")) in full compliance with the terms and provisions of Section 3 of the Escrow Agreement.

          Demand is hereby made under the Letter of Credit for $__________. Please remit payment to State Street Bank and Trust Company of California, N.A., account number ________, at ________, ABA No. __________, REF.:
_________.

          By:  _________________________________
               Name:
               Title:
























                                Page 157 of 161 Pages

Exhibit B

September 10, 1997

Ms. Sue Winchester
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA  90071-3144

Re:     ESCROW SERVICES
        R&E GAMING CORPORATION AND
        RIVIERA HOLDING CORPORATION

Dear Ms. Winchester:

On behalf of State Street Bank and Trust Company of California, N.A., I am pleased to submit the following proposal to serve as Escrow Agent on the above-referenced financing:

Acceptance Fee:                $1,000.00

This one-time charge, payable upon funding, includes acceptance of responsibilities and duties as Escrow Agent, review of the Escrow Agreement and supporting documents, liaison with Corporate Officials and Counsel.

Annual Administration Fee:     $2,000.00

Payable at funding and annually thereafter, if applicable. Compensates State Street for administrative services in accordance with the Escrow Agreement.

Outside Counsel:               $754.00 Capped

Letter of Credit Draws:        $250.00 each draw

Claims (if applicable):        $250.00 each claim

Preparation of 1099's:         $  5.00 each 1099

Other Fees:
See attached schedule of "Ancillary Fees"

Extraordinary Services (as requested):

Such as manually created spreadsheets, reports or certificates required under the governing documents and any other extraordinary request not covered by the Annual Administration Fee.

Out-of-Pocket Expense:         Billed at cost

                                Page 158 of 161 Pages

Ms. Winchester
September 10, 1997
Page Two

These expenses are those incurred by us on your behalf to effectively service your account on a day-to-day basis. We will only charge for expenses that can be directly identified to costs associated with your specific trust account, e.g. wires at $20.00 each, excessive faxes, postage and travel costs to attend closing and/or meetings.

This proposal is subject to State Street's review of all documents and acceptance of a definitive agreement. Should the characteristics of the Escrow Agent Services differ materially from the assumptions stated in the request for proposal letter dated September 4, 1997, State Street reserves the right to adjust its fee proposal. This proposal is a confidential document and should not be duplicated and/or distributed.

In closing, State Street recognizes our role in providing our customers with value-added trust services. We accept the serious responsibility we have to support the Corporations so that the Corporations, in turn, can meet its goals under the Escrow Agreement. Should you have any questions regarding our services or the fees quoted herein, please do not hesitate to contact me.

Very truly yours,


s/ Lynda A. Vogul
Jenni Minardi
Vice President




                                Page 159 of 161 Pages

INVESTMENT FEES:
Securities delivered book-entry         $   65.00 per Purchase
Securities delivered physical           $  100.00 per Purchase
Securities sold                         $   65.00 per Sale (Prior to maturity)
Securities sold physical                $  100.00 per Sale (Prior to maturity)
Competitive Bid - 3 brokers             $   25.00 per Bid Process
Money Market Funds                      $   40.00 per Purchase and per Sale
Reinvestment of income                  $   20.00 per receipt
Reconcilement of Confirmation
  Statements                            $    25.00 per Statement
Money Market Funds with compensating
  fees to SSB                             No charge
Investment Contracts/Flexible
Repurchase Agreements
   Document review - No Collateral      $  750.00 (includes counsel review)
   Document review - Collateral         $1,000.00 (includes counsel review)
   Income verification, collection
     and reporting                      $   25.00 per Posting.
   Maintenance of Collateral            $   25.00 per Delivery or Receipt
   Mark to Market                       $  500.00 Annually per account
Forward Float Contract                  $  750.00 (includes counsel review)
   Legal Opinion, if required           $1,000.00

WIRE FEE:
(Investment-related wires at no charge) $   20.00 each

UCC FEES:
Copying                                 $    5.00
CSC Networks/Prentice Hall              $  100.00

MICROFICHE COPYING FEE:                 $    2.00 per Page ($25 Minimum)

ACCOUNTING STATEMENTS:
(Two recipients at no charge)           $    5.00 per Recipient
                                             (in excess of two)

FAX:  (Five pages at no charge)         $    2.00 per page (in excess of five)

T-J PREPARATION:                        $  500.00

AGREEMENT COPYING:                      $     .20 per Page ($25 Minimum)

AUDIT CONFIRMATION:                     $   25.00



                                Page 160 of 161 Pages

POSTAGE:
Bondholder Notices:                     At cost
Monthly Statements:  General Obligation
                Bond Issues             $    15.00 annually per recipient
                     All Others         $    30.00 annually per recipient

FUND DISBURSEMENT FEE:                  $    15.00 per Requisition plus
                                        $     3.75 per Payee

DTC BOOK-ENTRY REGISTRATION FEE:        $    50.00 per Bond tendered

NON-BOOK ENTRY REGISTRATION FEE

Issuance and Transfer                   $     2.00 each
Maintenance of Registered Holder
   Accounts                             $     6.00 per Account
Interest Payment                        $      .50 per Check issued
Principal Payment:   At Maturity        $     2.50 per Certificate
Called prior to maturity                $     3.50 per Certificate

PREPARATION OF NOTICE AND LOTTERY CALLS:
Book-Entry issue                        No charge
Non-Book-Entry issue                    $   500.00 per Notice

BONDHOLDERS LIST:                       $    60.00 per List

EXTRAORDINARY SERVICES:                 Billed at Cost

OUT-OF-POCKET EXPENSE:                  Billed at Cost






















                                Page 161 of 161 Pages